IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO PRE-EFFECTIVE AMENDMENT NO. 2 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION


07073989

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

~~AMENDMENT NO. 1 TO~~
FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Bradford Bancorp, Inc.
Exact name of registrant as specified in charter

0001393551
Registrant CIK Number

Exhibit 99.1 to Pre-effective Amendment No. 2 to Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-143696
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)


RECEIVED
SEC MAIL PROCESSING
WASH, D.C.
SECTION

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland on August 8, 2007.

BRADFORD BANCORP, INC.

By: ____________________________
Dallas R. Arthur
President and Chief Executive Officer

00296708.WPD

AMENDMENT #1
FILED AS OF JULY 27, 2007
PRO FORMA VALUATION REPORT
BRADFORD BANCORP, INC.

PROPOSED HOLDING COMPANY FOR
BRADFORD BANK

Baltimore, Maryland

Dated as Of:
May 29, 2007

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

May 29, 2007

Board of Directors
Bradford Bank, MHC
Bradford Bancorp, Inc.
Bradford Bank
6910 York Road
Baltimore, Maryland 21212

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock to be issued by Bradford Bancorp, Inc., Baltimore, Maryland ("Bradford Bancorp" or the "Company") in connection with the mutual-to-stock conversion of Bradford Bank. It is our understanding that Bradford Bancorp will offer its stock in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Benefit Plans including Bradford Bank's employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Depositors, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a direct community offering and/or a syndicate of registered broker-dealers.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS").

Plan of Conversion

On March 16, 2007, the respective Boards of Directors of Bradford Bank, Bradford Mid-Tier Company and Bradford Bank MHC (the "MHC") unanimously adopted the plan of conversion. Under the plan of conversion, Bradford Bank will convert from the mutual holding company form of organization to the stock holding company form of organization and become a wholly owned subsidiary of Bradford Bancorp, a newly formed Maryland corporation. Following the conversion, the MHC and Bradford Mid-Tier Company will cease to exist.

The conversion to stock holding company structure also includes the offering by Bradford Bancorp of its common stock to qualifying depositors and borrowers of Bradford Bank in a subscription offering and, if necessary, to members of the general public that a direct community offering and/or a syndicate of registered broker-dealers.

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

The plan of conversion provides for the establishment of The Bradford Bank Foundation (the "Foundation"). The Foundation will be funded with $250,000 in cash and $2.75 million in Bradford Bancorp common stock. The purpose of the Foundation is to provide financial support to charitable organizations in the communities in which Bradford Bank operates and to enable those communities to share in Bradford Bank's long-term growth. The Foundation will be dedicated completely to community activities and the promotion of charitable causes.

In connection with the conversion, Bradford Bancorp will acquire Patapsco, Bancorp, Inc. ("Patapsco Bancorp"). On March 19, 2007 Bradford Bancorp entered into a definitive agreement to acquire Patapsco Bancorp. Patapsco Bancorp is the holding company of The Patapsco Bank, which is based in, Dundalk, Maryland. Pursuant to the definitive agreement, shareholders of Patapsco Bancorp will be entitled to receive either $23.00 in cash or 2.3 shares of Bradford Bancorp common stock (based on a $10.00 per share initial public offering price), or a combination thereof, in exchange for each share of Patapsco Bancorp common stock. The exchange of Patapsco Bancorp common stock will be subject to proration procedures set forth in the merger agreement, such that 50% of the consideration will be funded with Bradford Bancorp common stock and 50% will be funded with cash. As of March 31, 2007, Patapsco Bancorp had 1,874,580 shares of common stock issued and outstanding.

Pursuant to the merger agreement, Patapsco Bancorp stock options outstanding at the Effective Time, whether or not vested, shall be canceled in exchange for a cash payment by Patapsco Bancorp in an amount equal to the product of (i) the number of shares of Patapsco Bancorp common stock subject to such option at the Effective Time and (ii) the amount by which the $23.00 per share cash consideration exceeds the exercise price per share of such option, net of any cash which must be held under federal and state income and employment tax requirements. At the Effective Time, each share of restricted stock outstanding as of the Effective Time and issued pursuant to the Patapsco Bancorp 2004 Stock Incentive Plan, to the extent not already vested, shall vest and shall represent a right to receive the same Merger Consideration provided to other holders of Patapsco Bancorp common stock, net of any amounts that must be withheld under federal and state income and employment tax requirements. The total merger consideration is valued at approximately $45.2 million.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. For its appraisal services, RP Financial is being compensated on a fixed fee basis for the original appraisal and for any subsequent updates, and such fees are payable regardless of the valuation conclusion or the completion of the conversion offering transaction. We believe that we are independent of the Company, Bradford Bank, the MHC, Patapsco Bancorp, Golden Prague, Senator Bank and the other parties engaged by the

Bank or the Company to assist in the stock conversion process. RP Financial has not provided merger advisory services to the Company, the Bank, the MHC, Patapsco Bancorp, Golden Prague, Senator Bank and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of Bradford Bancorp, Bradford Bank and the MHC, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of Bradford Bancorp, Bradford Bank and the MHC that has included a review of audited financial information for the past five years through the year ended December 31, 2006 and a review of various unaudited information and internal financial reports through March 31, 2007. We have also conducted due diligence related discussions with Bradford Bank's management; Stegman & Company, Bradford Bancorp's independent auditor; Muldoon Murphy & Aguggia LLP, Bradford Bancorp's conversion counsel; and Sandler O'Neill & Partners, L.P., Bradford Bancorp's marketing advisor in connection with the stock offering. We have also analyzed the pro forma financial impact of Bradford Bancorp's pending acquisition of Patapsco Bancorp, based on financial data set forth in the Company's prospectus, a review of Patapsco Bancorp's audited financial information for the past five years through the fiscal year ended June 30, 2006, a review of various unaudited information and internal financial reports through March 31, 2007, and due diligence related discussions with Patapsco Bancorp's management. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have also analyzed the pro forma financial impact of Bradford Bancorp's pending mergers with Senator Bank, Cockeysville, Maryland, and Golden Prague Federal Savings and Loan Association, Baltimore, Maryland ("Golden Prague"), based on financial data set forth in the Company's prospectus and a review of various unaudited information and internal financial reports through March 31, 2007. No purchase price will be paid for the acquisitions of Senator Bank and Golden Prague, since both institutions are federally chartered mutual savings and loan associations with no stockholders.

We have investigated the competitive environment within which Bradford Bancorp operates and have assessed Bradford Bancorp's relative strengths and weaknesses. We have monitored the material federal regulatory and legislative actions affecting financial institutions generally and analyzed the potential impact of such developments on Bradford Bancorp and the industry as a whole to the extent we are aware of such matters. We have analyzed the potential effects of the stock conversion, the Patapsco Bancorp acquisition and mergers of Senator Bank and Golden Prague on Bradford Bancorp's operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the overall conditions in Bradford Bancorp's, Patapsco Bancorp's, Senator Bank's and Golden Prague's market areas as set forth in demographic, economic and competitive information prepared by third party private and governmental sources. We have compared Bradford Bancorp's financial performance and condition, incorporating the Patapsco Bancorp acquisition and Senator Bank and Golden Prague mergers, with selected publicly-traded thrifts with similar characteristics as Bradford Bancorp on a pro forma basis, as well as all publicly-traded thrifts. We have reviewed the current conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues and the market for initial conversion offerings by thrifts.

The Appraisal is based on Bradford Bancorp's representation that the information contained in the regulatory applications and prospectus, and additional information furnished to us by Bradford Bancorp, Patapsco Bancorp, Senator Bank and Golden Prague and their respective independent auditors, legal counsels, investment bankers and other authorized agents, are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Bradford Bancorp, Patapsco Bancorp, Senator Bank and Golden Prague, or their respective independent auditors, legal counsels, investment bankers and other authorized agents, nor did we independently value the assets or liabilities of Bradford Bancorp, Patapsco Bancorp, Senator Bank or Golden Prague. Our valuation was also predicated on Bradford Bancorp completing the acquisition of Patapsco Bancorp and mergers of Golden Prague and Senator Bank in a manner consistent with their respective merger agreements and the pro forma financial information set forth in the prospectus. The valuation considers the Company only as a going concern and should not be considered as an indication of the Company's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Bradford Bancorp, Patapsco Bancorp, Golden Prague, Senator Bank and for all savings and banking institutions. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or Bradford Bancorp's value alone. It is our understanding that Bradford Bancorp intends to remain an independent institution and there are no current plans for selling control of Bradford Bancorp as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Bradford Bancorp's common stock, immediately upon completion of the stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of May 29, 2007, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion – including the 2,172,388 merger shares issued to Patapsco Bancorp's shareholders as part of the $45.2 million cash and stock acquisition of Patapsco Bancorp and the 275,000 shares of common stock contributed to the Foundation – was $94,473,880 at the midpoint, equal to 9,447,388 shares at a per share value of $10.00.

Based on the foregoing valuation, the corresponding range of shares and market values based on a $10.00 per share price are as follows:

	Offering Shares	Merger Shares(1)	Foundation Shares	Total Shares
Shares				
Super maximum(1)	9,257,500	2,172,388	275,000	11,704,888
Maximum	8,050,000	2,172,388	275,000	10,497,388
Midpoint	7,000,000	2,172,388	275,000	9,447,388
Minimum	5,950,000	2,172,388	275,000	8,397,388
Adjusted minimum(2)	5,057,500	2,172,388	275,000	7,504,888
Market Value				
Super maximum(1)	$92,575,000	$21,723,880	$2,750,000	$117,048,880
Maximum	$80,500,000	$21,723,880	$2,750,000	$104,973,880
Midpoint	$70,000,000	$21,723,880	$2,750,000	$94,473,880
Minimum	$59,500,000	$21,723,880	$2,750,000	$83,973,880
Adjusted minimum(2)	$50,575,000	$21,723,880	$2,750,000	$75,048,880

(1) Merger shares could increase up to 2,251,373 at the time the acquisition of Patapsco Bancorp is completed, due to the exercise of stock options and issuances of deferred compensation shares to directors, which would increase total shares issued at the super range to 11,783,873. RP Financial considered the pro forma impact of the additional merger shares and we concluded that the pro forma shares outstanding, pro forma pricing ratios and pro forma market value were substantially unchanged from the super maximum.

(2) If Bradford Bancorp does not receive orders for at least 5,950,000 shares in the offering, then, in Bradford Bancorp's discretion in order to issue the minimum number of shares necessary to complete the conversion and stock offering, up to 892,500 unsubscribed shares may be issued to stockholders of Patapsco Bancorp as merger consideration.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the Company's common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Bradford Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial in accordance with applicable OTS regulatory guidelines was based on the financial condition and operations of Bradford Bancorp, Patapsco Bancorp, Golden Prague and Senator Bank as of March 31, 2007, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions. RP Financial has not provided

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Bradford Bancorp, Patapsco Bancorp, Golden Prague and Senator Bank, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the common stock, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Bradford Bancorp's stock offering.

Respectfully submitted,

RP® FINANCIAL, LC.

Ronald S. Riggins
President and Managing Director

Gregory E. Dunn
Senior Vice President

TABLE OF CONTENTS
BRADFORD BANCORP, INC.
Baltimore, Maryland

DESCRIPTION	***PAGE NUMBER***

CHAPTER ONE **OVERVIEW AND FINANCIAL ANALYSIS**

CHAPTER TWO **MARKET AREA**

TABLE OF CONTENTS
BRADFORD BANCORP, INC.
Baltimore, Maryland

LIST OF TABLES
BRADFORD BANCORP, INC.
Baltimore, Maryland

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Bradford Bank was originally chartered in 1903 as a state chartered savings association under the name The Bradford Loan and Savings Association. In 1935, Bradford Bank's charter was changed to a federal savings and loan association under the name Bradford Federal Savings and Loan Association. In 1987, Bradford Bank changed its charter to a federal savings bank under the name Bradford Federal Savings & Loan Association and in June 2002, the Bank's name was changed to Bradford Bank. In 2004, Bradford Bank reorganized into the mutual holding company structure, forming Bradford Mid-Tier Company (originally named Bradford Bancorp, Inc.) as a federally chartered stock holding company and Bradford Bank MHC (the "MHC") as a federally chartered mutual holding company and sole stockholder of Bradford Bancorp. Bradford Bank is a member of the Federal Home Loan Bank ("FHLB") system and its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC"). As of March 31, 2007, the MHC had consolidated total assets of $522.3 million, total deposits of $424.0 million and total equity of $40.4 million, equal to 7.7% of total assets. The MHC's audited financial statements are included by reference as Exhibit I-1.

Plan of Conversion

On March 16, 2007, the respective Boards of Directors of Bradford Bank, Bradford Mid-Tier Company and Bradford Bank MHC unanimously adopted the plan of conversion. Under the plan of conversion, Bradford Bank will convert from the mutual holding company form of organization to the stock holding company form of organization and become a wholly-owned subsidiary of Bradford Bancorp, Inc. ("Bradford Bancorp" or the "Company"), a newly formed Maryland corporation. Following the conversion, Bradford Bank MHC and Bradford Mid-Tier Company will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Bradford Bancorp or the Company.

In connection with the conversion, a charitable foundation will be established, known as The Bradford Bank Foundation (the "Foundation"). The Foundation will be funded with cash and stock equal to $3.0 million immediately following the closing of the conversion, comprised of a $2.750 million stock contribution and a $250,000 cash contribution. The purpose of the Foundation is to continue the Bank's long-standing commitment to the local communities served by the Bank. In this regard, the Foundation will make grants and donations to non-profit and community groups and projects in the Bank's market area. Through stock ownership, the Foundation can participate in the long-term growth of the Company through dividends and potential price appreciation.

Acquisition of Patapsco Bancorp, Inc.

On March 19, 2007 Bradford Bancorp entered into a definitive agreement to acquire Patapsco Bancorp, Inc. ("Patapsco Bancorp"). Patapsco Bancorp is the holding company of The Patapsco Bank, which is based in, Dundalk, Maryland. Pursuant to the definitive agreement, shareholders of Patapsco Bancorp will be entitled to receive either $23.00 in cash or 2.3 shares of Bradford Bancorp common stock (based on a $10.00 per share initial public offering price), or a combination thereof, subject to proration procedures set forth in the merger agreement such that 50% of the consideration will be funded with Bradford Bancorp common stock and 50% will be funded with cash. Based on Patapsco Bancorp's consolidated balance sheet at March 31, 2007 and estimated purchase accounting adjustments, total intangible assets resulting from the acquisition have been estimated to equal $32.4 million.

Pursuant to the merger agreement, Patapsco Bancorp stock options outstanding at the Effective Time, whether or not vested, shall be canceled in exchange for a cash payment by Patapsco Bancorp in an amount equal to the product of (i) the number of shares of Patapsco Bancorp common stock subject to such option at the Effective Time and (ii) the amount by which the $23.00 per share cash consideration exceeds the exercise price per share of such option, net of any cash which must be held under federal and state income and employment tax requirements. At the Effective time, each share of restricted stock outstanding as of the Effective Time and issued pursuant to the Patapsco Bancorp 2004 Stock Incentive Plan, to the extent not already vested, shall vest and shall represent a right to receive the same Merger Consideration provided to other holders of Patapsco Bancorp common stock, net of any amounts that must be withheld under federal and state income and employment tax requirements. The total merger consideration is valued at approximately $45.2 million.

Patapsco Bancorp, Inc.

Patapsco Bancorp is the Maryland chartered bank holding company for Patapsco Bank. Patapsco Bancorp owns 100% of the issued and outstanding common stock of Patapsco Bank, which is the primary asset of Patapsco Bancorp. Patapsco Bancorp is a publicly-traded company whose stock is quoted on the OTC Electronic Bulletin Board under the ticker symbol "PATD". To date, Patapsco Bancorp has not engaged in any material operations other than to hold all of the issued and outstanding stock of Patapsco Bank, investment of funds and the payment of dividends. As of March 31, 2007, Patapsco Bancorp reported consolidated assets of $254.7 million, net loans receivable of $216.3 million, deposits of $190.2 million, borrowings of $37.8 million, trust preferred debt of $5.0 million and stockholders' equity of $19.3 million, equal to 7.6% of total assets. Patapsco Bancorp reported earnings for the twelve months ended March 31, 2007 of $1.3 million or approximately 0.53% of average assets. Pursuant to the merger agreement, Patapsco Bancorp will be merged into Bradford Bancorp and Bradford Bancorp will be the surviving corporation.

Patapsco Bank

Patapsco Bank is a Maryland commercial bank headquartered in Dundalk, Maryland. Patapsco Bank serves the Baltimore metropolitan area through five full service branch offices and a limited service office. Patapsco Bank is subject to regulation, examination and supervision by the State of Maryland Commissioner of Financial Regulation ("Commissioner"), the Federal Reserve Board and the FDIC. Pursuant to the merger agreement, Patapsco Bank will be merged into Bradford Bank. It is expected that the merged bank will continue under the name of "Bradford Bank".

Mergers of Golden Prague Federal Savings and Loan Association and Senator Bank

On January 4, 2007 Bradford Bank and Golden Prague Federal Savings and Loan Association, Baltimore, Maryland ("Golden Prague"), announced that they entered into a definitive agreement under which Golden Prague will merge with and into Bradford Bank. Golden Prague maintains two full service branch offices in Baltimore, Maryland. At March 31, 2007, Golden Prague had total assets of $29.3 million, deposits of $24.8 million and total capital of $2.3 million. The Golden Prague merger is expected to close in June 2007.

On January 29, 2007, Bradford Bank and Senator Bank, Cockeysville, Maryland, announced that they entered into a definitive agreement under which Senator Bank will merge with and into Bradford Bank. Senator Bank's sole office facility is located in the Baltimore suburb of Cockeysville. At March 31, 2007, Senator Bank had total assets of $21.4 million, deposits of $20.1 million and total capital of $1.4 million. The Senator Bank merger is expected to close in the second quarter of 2007.

Strategic Overview

Bradford Bancorp is a community-oriented financial institution, which emphasizes the offering of traditional financial services to individuals and businesses within the markets served by the Company's offices and nearby surrounding markets. Bradford Bancorp's range of products include personal and business checking, FDIC insured savings deposits, mortgage loans, consumer loans, commercial real estate loans, commercial business loans and investment and title services.

The Company's market niche is serving as a community-oriented financial institution that meets the financial services needs of residents and businesses in the Baltimore metropolitan area and nearby surrounding markets. In particular, the Company has developed a niche in originating acquisition, development and construction ("ADC") loans for tract housing in Maryland, as well as in southern Pennsylvania, northern Virginia, and Delaware. The Company's ADC lending niche will continue to be developed as part of its strategic plan going forward, while growth of commercial real estate loans and commercial business loans will be emphasized as the primary sources of the Company's future loan growth. Consumer loan growth is also expected to be a source of loan growth, primarily through growth of the indirect auto lending program. Deposit growth is expected to fund most of the Company's projected asset growth, in which growth of lower costing transaction accounts will be emphasized. Deposit growth will be facilitated by the expanded branch network resulting from recently completed and pending acquisitions, as well as through de novo branching.

A key component of the Company's strategic plan in recent years has been to supplement organic growth with growth through acquisitions. In addition to the pending mergers of Golden Prague and Senator Bank, as well the pending acquisition of Patapsco Bancorp, the Company acquired Wyman Park Bancorporation, Inc., Lutherville, Maryland ("Wyman Park"), and its wholly-owned subsidiary, Wyman Park Federal Savings & Loan Association in February 2003. Wyman Park had total assets of approximately $70 million. In January 2007, Bradford Mid-Tier Company completed the acquisition of Valley Bancorp, Inc., Hunt Valley ("Valley Bancorp"), and its wholly-owned Valley Bank of Maryland. At December 31, 2006, Valley Bancorp had total assets of $50.9 million, deposits of $37.3 million and total equity of $5.4 million. Of the seven branch offices currently maintained by the Company, two were Wyman Park branches and one was a Valley Bancorp branch. In October 2006, Bradford Bancorp completed the assumption of $6.4 million of deposits located at the Ellicott City branch of American Bank, Silver Spring, Maryland.

Through the acquisition of Patapsco Bancorp and the mergers of Golden Prague and Senator Bank, the Company will expand its market presence in the Baltimore metropolitan area. The acquisition and mergers will provide the Company with a larger, more diversified community bank and a larger customer base to cross-sell products and services, as well as opportunities to develop new banking relationships that can be realized from maintaining a larger geographic market presence. Areas of strategic emphasis for the Company following the conversion are expected to consist of: (1) to increase the number of households served by the Company's core business lines through active cross-selling initiatives and effective marketing promotions; (2) expand commercial business products and services in all markets that will be served by the combined entity; (3) continue to develop ADC lending niche relationship; (4) further build-up the indirect automobile loan program; and (5) emphasize growth of fee-based products with particular emphasis on the sale of non-deposit products and expanding the products and services offered by Bradford Bank. A map of the Company's branch network following the mergers of Golden Prague and Senator and acquisition of Patapsco Bancorp is set forth in Exhibit I-2.

Reasons for the Acquisition of Patapsco Bancorp

The acquisition of Patapsco Bancorp is expected to be beneficial to Bradford Bancorp's operations in a number of ways. Most notably, the acquisition will serve to expand and strengthen the Company's market presence in the Baltimore metropolitan area. Other reasons for the merger are set forth below.

- The expanded branch network will enhance customer convenience, thereby increasing opportunities for growth at all of the Company's branches.
- Loan portfolio diversification will be accelerated by the acquisition of Patapsco Bancorp's loan portfolio, particularly with respect to commercial business loans.
- Increase the concentration of core deposits maintained as a percent of total deposits.
- The combined entity will have a larger customer base for purposes of cross-selling the Company's product and services.
- The larger asset size, geographic presence and market capitalization that will result from the acquisition will better position the Company to pursue other strategic acquisitions.
- Certain operating synergies and cost reductions, net of certain consolidation costs, are anticipated as a result of the merger, including:
  - -- Reduction in personnel expenses through consolidation of certain management and administrative positions;
  - -- Reduction of certain professional services, such as legal, audit and tax and consulting;
  - -- Spreading securities, shareholder reporting and regulatory reporting and examination expenses over a larger base; and
  - -- Consolidating one of Golden Prague branches into a nearby Patapsco Bancorp branch.

Immediately following the acquisition of Patapsco Bancorp, the composition of the Company's board of directors and executive management team will change. In particular, one of the Company's current directors will resign and two members of Patapsco Bancorp's board of directors will be appointed to the boards of directors of Bradford Bancorp and Bradford Bank.

With regard to executive management, the Company's current Executive Vice President and Chief Financial Officer will be appointed to the position of Executive Vice President and Chief Operating Officer and Patapsco Bancorp's current Chief Executive Officer and Chief Financial Officer will be appointed to the position of Senior Vice President and Chief Financial Officer. It is anticipated that other members of the Company's and the Bank's executive and senior management will continue in their current roles following the acquisition. There will be some consolidation of Patapsco Bancorp's senior management positions and administrative staff following the acquisition.

Reasons for Conversion and Use of Proceeds

A key component of the Company's business plan is to complete a conversion offering. The conversion will support growth of market share and competitive position, most notably through the acquisition of Patapsco Bancorp. The conversion proceeds will be utilized to fund the cash consideration to be paid for the acquisition. Additionally, the conversion and increased capital resources that will result from the sale and issuance of common stock will support: (1) expansion of lending and deposit gathering activities with broader distribution outlets; (2) expansion and diversification of operations through acquisitions of other financial institutions or de novo branching as opportunities arise; (3) enhancement of existing products and services and development of new products and services; (4) improvement of competitive position; and (5) enhancement of earnings through higher earnings and more flexible capital management strategies. The projected use of proceeds is highlighted below.

- The Company. The Company is expected to retain $5.0 million of cash proceeds and sufficient funds to fund the ESOP loan, equal to 8.0% of the offering amount and shares contributed to the Foundation, the $250,000 cash contribution to the Foundation and repayment of a $3.0 million borrowing.
- The Bank. The majority of the net proceeds will be infused into the Bank. Cash proceeds infused into the Bank will be used to fund the cash portion of the consideration to be paid for the acquisition of Patapsco Bancorp. The approximate cash cost to be paid for the acquisition is $26.2 million, which includes $2.8 million of merger related transaction expenses and one time restructuring charges. The remaining proceeds will initially become part of general funds, the substantial portion of which will be deployed into loans and investments. Under the terms of the merger agreement, Patapsco Bank will be merged into Bradford Bank.

Balance Sheet Trends

Table 1.1 shows the Company's historical balance sheet data for the past five years and at March 31, 2007, as well as the Company's pro forma balance sheet at March 31, 2007. The pro forma balance sheet gives effect to the acquisition of Patapsco Bancorp and the mergers of Golden Prague and Senator Bank before incorporating the capital to be raised in the stock offering. The following paragraphs describe the historical balance sheet trends for Bradford Bancorp on a pre-acquisition basis. The pro forma balance sheet impact of the acquisition of Patapsco Bancorp and the mergers of Golden Prague and Senator Bank will be discussed at the end of this section.

From year end 2002 through March 31, 2007, Bradford Bancorp's assets increased at an annual rate of 13.3%. General trends in the Company's interest-earning asset composition reflect that the loans receivable balance has trended higher as a percent of assets. The increase in the loans receivable ratio was supported by a combination of loan growth and little change in the balance of cash and investments. Overall, loans receivable increased from 57.5% of assets at year end 2002 to 75.8% of assets at March 31, 2007, while cash, investment securities and FHLB stock declined from 40.6% of assets at year end 2002 to 19.9% of assets at March 31, 2007. Asset growth has been primarily funded by deposit growth, although borrowings increased at a faster rate than deposits over the four and one-quarter year period covered in Table 1.1. Accordingly, deposits decreased from 85.6% of assets at year end 2002 to 81.2% of assets at March 31, 2007, while over the same time period borrowings increased from 1.1% of assets to 10.1% of assets. A summary of Bradford Bancorp's key operating ratios for the past five and one-quarter years is presented in Exhibit I-3.

Trends in the Company's loan portfolio composition reflect that residential mortgage loans continue to account for the largest concentration of loans outstanding, but, due to stronger growth of other loan types, the relative concentration of residential mortgage loans comprising total loans has declined in recent years. At year end 2002 residential mortgage loans comprised 71.8% of total loans, versus 46.0% of total loans at March 31, 2007. Comparatively, over the same time period, commercial real estate loans increased from 6.3% of total loans to 13.9% of total loans, ADC loans increased from 4.8% of total loans to 19.0% of total loans and commercial business loans increased from 2.8% of total loans to 5.2% of total loans. The

Table 1.1
Bradford Bancorp, Inc.
Historical Balance Sheets
(Amount and Percent of Assets)

	At Fiscal Year End December 31,										At March 31,		Annual Growth Rate	Pro Forma Combined	
	2002		2003		2004		2005		2006		2007			March 31, 2007(2)	
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Pct (%)	Amount ($000)	Pct (%)
Total Amount of:															
Assets	$307,168	100.0%	$390,225	100.0%	$399,341	100.0%	$407,102	100.0%	$472,923	100.0%	$522,310	100.0%	13.30%	$825,605	100.0%
Cash and cash equivalents	3,609	1.2%	6,383	1.6%	13,125	3.3%	3,698	0.9%	17,653	3.7%	10,273	2.0%	27.91%	(1,542)	-0.2%
Investment securities	118,877	38.7%	122,498	31.4%	99,079	24.8%	80,117	19.7%	85,567	18.1%	90,359	17.3%	-6.25%	117,124	14.2%
Loans, net	176,725	57.5%	244,831	62.7%	272,910	68.3%	308,060	75.7%	352,666	74.6%	396,031	75.8%	20.91%	640,478	77.6%
FHLB Stock	2,325	0.8%	2,284	0.6%	1,545	0.4%	1,645	0.4%	2,839	0.6%	3,239	0.6%	8.11%	6,035	0.7%
Goodwill/Intangible assets	0	0.0%	5,247	1.3%	4,785	1.2%	4,815	1.1%	5,177	1.1%	10,470	2.0%	NM	40,721	4.9%
Deposits	263,060	85.6%	341,651	87.6%	344,336	86.2%	344,546	84.6%	384,806	81.4%	424,046	81.2%	11.89%	659,495	79.9%
Borrowings	3,500	1.1%	10,000	2.6%	15,000	3.8%	21,400	5.3%	45,000	9.5%	53,000	10.1%	89.54%	96,656	11.7%
Total equity	36,693	11.9%	34,856	8.9%	36,607	9.2%	38,338	9.4%	39,933	8.4%	40,441	7.7%	2.31%	61,871	7.5%
Tangible equity	36,693	11.9%	29,609	7.6%	31,822	8.0%	33,723	8.3%	34,756	7.3%	29,971	5.7%	-4.65%	21,150	2.6%

(1) Ratios are as a percent of ending assets.
(2) Includes impact of purchase accounting adjustments for the acquisition of Patapsco Bancorp and mergers of Golden Prague and Senator. Does not reflect impact of conversion offering.

Sources: Bradford Bancorp's prospectus, financial statements of Bradford Bancorp, Patapsco Bancorp, Golden Prague and Senator Bank and RP Financial calculations.

concentration of commercial construction loans also increased during the past four and one-quarter years, but remained a minor area of lending diversification for the Company. Commercial construction loans equaled 2.9% of total loans at March 31, 2007, versus 1.0% of total loans at year end 2002. Trends in the consumer loan portfolio show that prior to the introduction of the indirect auto lending program, consumer loans were declining as a percent of total loans (13.3% of total loans at year end 2002 versus 9.6% of total loans at year end 2005). With consumer loan growth generated largely through the indirect auto loan program, the ratio of consumer loans comprising total loans increased from 9.6% at year end 2005 to 13.0% at March 31, 2007.

The intent of the Company's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Bradford Bancorp's overall credit and interest rate risk objectives. Over the past five and one-quarter years, the Company's level of cash and investment securities (inclusive of FHLB stock) comprising assets has trended steadily lower, decreasing from 40.6% of assets at year end 2002 to 19.9% of assets at March 31, 2007. Investment securities held by the Company consist of U.S. Government and agency securities ($42.9 million), mortgage-backed securities ($31.0 million), municipal bonds ($11.6 million) and trust preferred securities ($4.6 million). To facilitate management of interest rate risk, with the exception of $7.8 million of mortgage-backed securities, the entire portfolio is maintained as available for sale. As of March 31, 2007, the net unrealized loss on the available for sale securities portfolio equaled $451,000. The FHLB stock balance at March 31, 2007 equaled $3.2 million. The Company also maintained cash and cash equivalents of $10.3 million at March 31, 2007, which equaled 2.0% of assets. Exhibit I-4 provides historical detail of the Company's investment portfolio.

Over the past five and one-quarter years, the Company's funding needs have been substantially met through retail deposits, internal cash flows, borrowings and retained earnings. From year end 2002 through March 31, 2007, the Company's deposits increased at an annual rate of 11.9%. Deposit growth was in part supported by acquisition related growth, which included the acquisition of Wyman Park in February 2003 ($60 million of deposits), the acquisition of Valley Bancorp in January 2007 ($37 million of deposits) and the assumption of deposits located at the Ellicott City branch of American Bank in October 2006 ($6 million of deposits). Overall, the ratio of deposits funding assets declined from a peak ratio of 87.6% at year end 2003 to a low of 81.2% at March 31, 2007. Time deposits constitute the largest portion of the Company's deposit base and recent trends in the Company's deposit composition show that the concentration of time deposits comprising total deposits has been increasing. A decline in core deposits and growth of certificates of deposit ("CDs") have both contributed to the decline in the level of core deposits comprising total deposits. The percent of CDs comprising total deposits increased from 70.0% at year end 2004 to 81.0% at March 31, 2007.

Borrowings serve as an alternative funding source for the Company to support management of funding costs and interest rate risk. Borrowings as a percent of assets trended gradually higher over the past four and one-quarter years, increasing from 1.1% of assets at year end 2002 to 10.1% of assets at March 31, 2007. Borrowings held by the Company at March 31, 2007 consisted of $50.0 million of FHLB fixed rate term advances and a $3.0 million secured borrowings with a correspondent bank, carrying a variable rate of interest tied to the prime rate. The borrowing was secured with the stock of Bradford Bank.

The Company's capital increased at a 2.3% annual rate from year end 2002 through March 31, 2007, retained earnings during the period were somewhat offset by the cash acquisitions of Wyman Park and Valley Bancorp. Over the same time period, tangible capital decreased at a 4.7% annual rate, as the result of the goodwill and other intangibles that were created by the acquisitions and assumption of deposits. Goodwill and other intangibles equaled 2.0% of assets at March 31, 2007. Asset growth outpaced the Company's capital growth rate, as Bradford Bancorp's equity-to-assets ratio decreased from 11.9% at year end 2002 to 7.7% at March 31, 2007. Similarly, the Company's tangible equity-to-assets ratio decreased from 11.9% at year end 2002 to 5.7% at March 31, 2007. The Bank maintained capital surpluses relative to all of its regulatory capital requirements at March 31, 2007.

Patapsco Bancorp Balance Sheet Trends

From fiscal year end June 30, 2002 through March 31, 2007, Patapsco Bancorp's assets increased at an annual rate of 10.5%. As of March 31, 2007, Patapsco Bancorp maintained total assets of $254.7 million. Asset growth was sustained by loan growth, which served to increase the concentration of loans comprising total assets. Loan growth was funded by deposits, borrowings, retained earnings and redeployment of cash and investments. Patapsco Bancorp's loans outstanding equaled $216.3 million or 84.9% of assets at March 31, 2007, versus comparable measures of $118.4 million or 74.6% of assets at fiscal year end 2002.

Residential mortgage loans comprise the largest component of the loan portfolio, but trends in Patapsco Bancorp's loan composition show that recent growth has been primarily sustained through other types of lending. Residential mortgage loans equaled $78.2 million or 34.7% of total loans at March 31, 2007, versus $59.6 million or 47.9% of total loans at fiscal year end 2002. Commercial business loans and leases and commercial real estate loans have been the primary sources of loan growth since fiscal year end 2002 and constitute the primary areas of lending diversification for Patapsco Bancorp. Commercial business loans and leases increased from $31.8 million or 25.6% of total loans outstanding at fiscal year end 2002 to $71.2 million or 31.6% of total loans outstanding at March 31, 2007. Over the same time period, commercial real estate loans increased from $15.5 million or 12.4% of total loans to $34.8 million or 15.5% of total loans. Other areas of lending diversification for Patapsco Bancorp consist of consumer loans and construction loans, which have also contributed to growth of Patapsco Bancorp's loan portfolio. Consumer loans equaled $14.2 million or 11.4% of total loans at fiscal year end 2002 compared to $20.2 million or 9.0% of total loans at March 31, 2007. Construction loans increased from $3.3 million or 2.7% of total loans at fiscal year end 2002 to $20.9 million or 9.3% of total loans at March 31, 2007.

Loan growth was in part funded with redeployment of cash and investment funds, which provided for a reduction in the level of cash and investment securities comprising total assets from $33.6 million or 21.2% of assets at fiscal year end 2002 to $23.9 million or 9.4% of assets at March 31, 2007. Mortgage-backed securities comprised the most significant component of Patapsco Bancorp's investment portfolio, with the portfolio consisting pass-through certificates that are guaranteed or insured by GSEs. At March 31, 2007 Patapsco Bancorp's investment portfolio consisted of $7.2 million of mortgage-backed securities, $5.7 million of U.S. Government and agency securities and $1.9 million of corporate bonds. Patapsco Bancorp's entire investment portfolio was classified as available for sale at March 31, 2007 and reflected a net unrealized loss of $348,000. As of March 31, 2007, Patapsco Bancorp maintained investments required by law of $2.5 million equal to 1.0% of assets and cash and cash equivalents of $9.1 million equal to 3.6% of assets. Overall, Patapsco Bancorp's investment portfolio is composed of securities that are consistent with the Company's investment strategy and, thus, upon completion of the acquisition, Patapsco Bancorp's investment portfolio will be incorporated into the Company's investment portfolio.

Patapsco Bancorp also maintains an investment in BOLI, which covers the lives of some of its employees. Patapsco Bancorp is the owner and beneficiary of the policies. The purpose of its BOLI investment is to provide funding for employee benefit plans. As of March 31, 2007, the cash surrender value of Patapsco Bancorp's BOLI equaled $1.9 million.

Deposits serve as the primary funding source for Patapsco Bancorp's assets, although borrowings have become a slightly more prominent funding source since fiscal year end 2002. Patapsco Bancorp's ratio of deposits-to-assets decreased from 75.3% at fiscal year end 2002 to 74.7% at March 31, 2007. Comparatively, borrowings-to-assets increased from 14.2% at fiscal year end 2002 to 16.8% at March 31, 2007. Patapsco Bancorp's deposit composition at March 31, 2007 consisted of 59.9% of time deposits and 40.1% of transaction and savings account deposits. FHLB advances constitute the primary source of borrowings held by Patapsco Bancorp, which totaled $37.8 million at March 31, 2007. FHLB advances held by Patapsco Bancorp consist of term advances with fixed rate laddered maturities. As of March 31, 2007, the only other borrowing held by Patapsco Bancorp consisted of $5.0 million of trust preferred debt.

Patapsco Bancorp's equity growth did not keep pace with asset growth over the past four and three-quarter fiscal years, based on equity-to-assets ratios of 8.8% at fiscal year end 2002 and 7.6% at March 31, 2007. Patapsco Bancorp's tangible equity-to-assets ratio equaled 6.3% at March 31, 2007.

Pro Forma Balance Sheet Impact of Acquisition and Mergers

The pro forma balance sheet impact of the Patapsco Bancorp acquisition and mergers of Golden Prague and Senator Bank is shown in Table 1.1 as of March 31, 2007. On the asset side of the balance sheet, the ratio of loans-to-assets will increase slightly and the level of cash and investments comprising total assets will decline before factoring in the infusion of the net conversion proceeds. The decline in the pro forma level of cash and investments reflects the impact of funding the cash consideration and related acquisition cost, which have been estimated to total $26.2 million in the pro forma adjustments. Overall, the Company's level of interest-earning assets declines from 95.7% of assets to 92.3% of assets on a pro forma combined basis, as the result of the goodwill and intangibles created by the acquisition. As of March 31, 2007, the Company's intangible assets equaled 2.0% of assets, while on a pro forma combined basis goodwill and intangibles equaled 4.9% of assets. On the liability side of the balance sheet, the level of deposits and borrowings funding assets will decrease and increase, respectively, on a pro forma combined basis. Deposits decrease from 81.2% of assets to 79.9% of assets on a pro forma combined basis, while borrowings increase from 10.1% of assets to 11.7% of assets on a pro forma combined basis. Before factoring in the impact of the net conversion proceeds, the Company's equity-to-asset ratio decreases from 7.7% to 7.5% on a pro forma combined basis. Before factoring in the impact of the net conversion proceeds, the Company's tangible equity-to-assets ratio decreases from 5.7% to 2.6% on a pro forma combined basis.

Income and Expense Trends

Table 1.2 shows the Company's historical income statements for the past five years and for the twelve months ended March 31, 2007, as well as a pro forma income statement for the twelve months ended March 31, 2007 giving effect to the acquisition of Patapsco Bancorp and the mergers of Golden Prague and Senator Bank. The following discussion describes the historical income statements of Bradford Bancorp on a pre-acquisition basis. The pro forma income statement impact of the acquisition of Patapsco Bancorp and mergers of Golden Prague and Senator Bank is discussed at the end of this section.

Over the past five and one-quarter years, the Company's earnings ranged from a net loss of 0.33% of average assets in 2003 to a high of 1.29% of average assets in 2002. For the twelve months ended March 31, 2007, the Company reported earnings of $1.4 million or 0.30% of average assets. The higher return reported for 2002 and the net loss reported for 2003 resulted from audit adjustments due to reconciliation differences, which significantly increased non-interest income in 2002 and significantly increased operating expenses in 2003. Earnings for the twelve months ended March 31, 2007 were negatively impacted by additional one-time expenses resulting from the acquisition of Valley Bancorp. Net interest income and operating expenses represent the primary components of Bradford Bancorp's core earnings. Non-interest operating

Table 1.2
Bradford Bancorp, Inc.
Historical Income Statements
(Amount and Percent of Average Assets)(1)

	For the Year Ended December 31,										For the 12 Months Ended 3/31/07		Pro Forma Combined For the 12 Months Ended 3/31/07 (3)	
	2002		2003		2004		2005		2006					
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)
Interest income	$17,437	5.84%	$17,763	4.94%	$19,428	4.99%	$21,651	5.40%	$26,643	6.06%	$28,606	6.04%	$46,478	5.63%
Interest expense	(10,345)	-3.46%	(8,506)	-2.36%	(8,061)	-2.07%	(9,497)	-2.37%	(14,076)	-3.20%	(15,848)	-3.35%	(24,421)	-2.96%
Net interest income	$7,092	2.37%	$9,257	2.57%	$11,367	2.92%	$12,154	3.03%	$12,567	2.86%	$12,758	2.70%	$22,057	2.67%
Provision for loan losses	(100)	-0.03%	(459)	-0.13%	(315)	-0.08%	(347)	-0.09%	(940)	-0.21%	(900)	-0.19%	(1,332)	-0.16%
Net interest income after provisior	$6,992	2.34%	$8,798	2.45%	$11,052	2.84%	$11,807	2.94%	$11,627	2.65%	$11,858	2.51%	$20,725	2.51%
Other operating income	3,750	1.26%	428	0.12%	599	0.15%	662	0.17%	864	0.20%	1,003	0.21%	1,917	0.23%
Goodwill/Intangible amortization	0	0.00%	(142)	-0.04%	(171)	-0.04%	(171)	-0.04%	(231)	-0.05%	(281)	-0.06%	(1,546)	-0.19%
Operating expense	(5,601)	-1.87%	(11,072)	-3.08%	(8,562)	-2.20%	(9,149)	-2.28%	(9,941)	-2.26%	(10,638)	-2.25%	(19,575)	-2.37%
Net operating income	$5,141	1.72%	($1,988)	-0.55%	$2,918	0.75%	$3,149	0.78%	$2,319	0.53%	$1,942	0.41%	$1,521	0.18%
Non-Operating Income														
Net gain(loss) on sale of invest.	$723	0.24%	$157	0.04%	($20)	-0.01%	($62)	-0.02%	$4	0.00%	$4	0.00%	($14)	0.00%
Other non-operating income(loss)	0	0.00%	0	0.00%	(30)	-0.01%	0	0.00%	0	0.00%	0	0.00%	(69)	-0.01%
Net non-operating income	723	0.24%	157	0.04%	(50)	-0.01%	(62)	-0.02%	4	0.00%	4	0.00%	(83)	-0.01%
Net income before tax	$5,864	1.96%	($1,831)	-0.51%	$2,868	0.74%	$3,087	0.77%	$2,323	0.53%	$1,946	0.41%	$1,438	0.17%
Income taxes	(2,011)	-0.67%	644	0.18%	(1,037)	-0.27%	(720)	-0.18%	(653)	-0.15%	(511)	-0.11%	(331)	-0.04%
Net income (loss)	$3,853	1.29%	($1,187)	-0.33%	$1,831	0.47%	$2,367	0.59%	$1,670	0.38%	$1,435	0.30%	$1,105	0.13%
Adjusted Earnings														
Net income before tax	$3,853	1.29%	($1,187)	-0.33%	$1,831	0.47%	$2,367	0.59%	$1,670	0.38%	$1,435	0.30%	$1,105	0.13%
Add: Non-operating expense	0	0.00%	0	0.00%	50	0.01%	62	0.02%	0	0.00%	0	0.00%	83	0.01%
Deduct: Non-operating income	(723)	-0.24%	(157)	-0.04%	0	0.00%	0	0.00%	(4)	0.00%	(4)	0.00%	0	0.00%
Tax effect non-op. items(2)	246	0.08%	53	0.01%	(17)	0.00%	(21)	-0.01%	1	0.00%	1	0.00%	(28)	0.00%
Adjusted net income	$3,376	1.13%	($1,291)	-0.36%	$1,864	0.48%	$2,408	0.60%	$1,667	0.38%	$1,432	0.30%	$1,160	0.14%

(1) Ratios are as a percent of average assets.
(2) Assumes tax rate of 34.0%.
(3) Reflects pro forma impact of acquisition of Patapaco Bancorp and mergers of Golden Prague and Senator. The impact of the net conversion proceeds has not been reflected.

Sources: Bradford Bancorp's prospectus, financial statements of Bradford Bancorp, Patapsco Bancorp, Golden Prague and Senator and RP Financial calculations.

income has been a fairly stable, but somewhat limited contributor to the Company's earnings. The amount of loan loss provisions established over the past five and one-quarter years has varied, but in general have not been a significant factor in the Company's earnings. Gains and losses realized from the sale of securities typically have had a modest impact on earnings over the past five and one-quarter years and are not considered to be part of the Company's recurring or core earnings.

Over the past five and one-quarter years, the Company's net interest income to average assets ratio ranged from a high of 3.03% during 2005 to a low of 2.37% during 2002. The upward trend in the net income ratio between 2002 and 2005 was supported by loan growth, including growth of higher yielding types of loans, and lower interest rates which facilitated a reduction in funding costs. Comparatively, the downward trend experienced in the Company's net interest income ratio since 2005 has resulted from spread compression. As short-term interest rates have increased and the yield curve has flattened, the Company's funding costs have increased more than yields earned on assets. A shift in the Company's deposit composition towards a higher concentration of CDs and increased utilization of borrowings as a funding source have also put upward pressure on the Company's funding costs. Since 2005, the Company's interest rate spread (tax equivalent basis) decreased from 2.93% during 2005 to 2.54% during the first quarter of 2007. At March 31, 2007, the Company maintained an interest rate spread of 2.40%, implying that the downward trend in the net interest margin will continue into the second quarter of 2007. The Company's historical interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

With the exception of 2002, non-interest operating income has been a relatively minor contributor to the Company's earnings. In 2002, audit adjustments due to reconciliation differences resulted in a significantly higher level of non-interest operating income equal to 1.26% of average assets. Comparatively, since 2002, non-operating income ranged from a low of 0.12% of average assets in 2003 to a high of 0.21% of average assets for the twelve months ended March 31, 2007. The positive trend in non-interest income has been primarily realized through growth of commission income generated from the sale of non-deposit investment products from a third-party registered broker-dealer. The acquisition of a title company in 2006 has also increased fee income. Commission income is the Company's largest source of non-interest income.

Operating expenses represent the other major component of the Company's earnings and have been maintained at a relatively stable level following the higher operating expenses recorded in 2003 as the result of audit adjustments due to reconciliation differences. Operating expenses, inclusive of amortization of intangibles, increased from 1.87% of average assets in 2002 to 3.12% of average assets in 2003. Comparatively, since 2003 operating expenses ranged from a low of 2.24% of average assets in 2004 to a high of 2.32% of average assets in 2005. For the twelve months ended March 31, 2007, operating expenses equaled 2.31% of average assets.

Overall, the general trends in the Company's net interest margin and operating expense ratio since 2004 reflect a decline in core earnings, as indicated by the Company's expense coverage ratio (net interest income divided by operating expenses). Bradford Bancorp's expense coverage ratio equaled 1.30 times during 2004, versus a comparable ratio of 1.17 times during the twelve months ended March 31, 2007. The decline in the expense coverage ratio was primarily the result of a decline in the net interest income ratio and, to a lesser extent, an increase in the operating expense ratio. Similarly, Bradford Bancorp's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 71.7% during 2004 was more favorable than the 77.3% efficiency ratio maintained for the twelve months ended March 31, 2007.

Over the past five and one-quarter years, maintenance of generally favorable credit quality measures has generally served to limit the amount of loss provisions established during the period. Loan loss provisions established by the Company ranged from a low of 0.03% of average assets in 2002 to a high of 0.21% of average assets during 2006. For the twelve months ended March 31, 2007, loan loss provisions established by the Company equaled $900,000 or 0.19% of average assets. The higher loan loss provisions established in recent periods were related to the real estate downturn in the local market, an increasing delinquency trend, a significant increase in classified assets and strong growth of higher risk types of loans over the past few years. As of March 31, 2007, the Company maintained valuation allowances of $2.4

million, equal to 0.61% of net loans receivable and 251.3% of non-performing loans. Exhibit I-6 sets forth the Company's loan loss allowance activity during the past five and one-quarter years.

Non-operating income has primarily consisted of gains and losses on the sale of investments over the past five and one-quarter years. Non-operating gains and losses ranged from a low of a loss of 0.02% of average assets in 2005 to a gain of 0.24% of average assets in 2002. For the twelve months ended March 31, 2007, the Company recorded a nominal amount of net gains on the sale of investments. The non-operating gains and losses reflected in the Company's earnings are viewed as non-recurring income.

The Company's effective tax rate ranged from a low of 23.32% during 2005 to a high of 35.78% during 2004. For the twelve months ended March 31, 2007, the Company's effective tax rate equaled 26.26%. As set forth in the prospectus, the Company's marginal effective statutory tax rate approximates 34.0%.

Patapsco Bancorp Income and Expense Trends

Patapsco Bancorp reported positive earnings over the past five fiscal years and for the twelve months ended March 31, 2007, ranging from a low of 0.59% of average assets for the twelve months ended March 31, 2007 to a high of 0.86% of average assets for the fiscal year ended 2003. Net interest income and operating expenses also represent the major components of Patapsco Bancorp's core earnings, which are supplemented by non-interest operating income derived primarily from service charges and fees on deposit accounts. Loan loss provisions and non-operating income generally have been limited factors in Patapsco Bancorp's earnings.

The downward trend in Patapsco Bancorp's return on assets ratio since fiscal 2003 has been attributable to a decrease in core earnings, as well as a decrease in non-operating income. Patapsco Bancorp's net interest income to average assets ratio of 3.68% for the twelve months ended March 31, 2007 was lower than the 4.33% ratio recorded during fiscal 2003. Operating expenses increased from 2.99% of average assets during fiscal 2003 to 3.06% of average assets for the twelve months ended March 31, 2007 and non-interest operating income increased from 0.27% of average assets during fiscal 2003 to 0.35% of average assets for the twelve months ended March 31, 2007. Non-operating income decreased from 0.10% of average assets in fiscal

2003 to 0.01% of average assets for the twelve months ended March 31, 2007. Gains on sales of investments and loans supported the higher level of non-operating income recorded during fiscal 2003. Overall, Patapsco Bancorp's expense coverage ratio of 1.20 times and efficiency ratio of 75.4% for the twelve months ended March 31, 2007 were less favorable than the comparable fiscal 2003 ratios of 1.44 times and 65.0%. The decrease in Patapsco Bancorp's earnings since fiscal 2003 was partially offset by lower loan provisions established during the most recent twelve month period. Loan loss provisions decreased from 0.34% of average assets during fiscal 2003 to 0.13% of average assets for the twelve months ended March 31, 2007.

Pro Forma Earnings Impact of Acquisition and Mergers

The pro forma income statement impact of the Patapsco Bancorp acquisition and the mergers of Golden Prague and Senator Bank is shown in Table 1.2 for the twelve month period ended March 31, 2007. Pro forma net interest income reflects the yield adjustments for interest rate sensitive assets and liabilities, based on mark-to-market valuation adjustments on Patapsco Bancorp's, Golden Prague's and Senator Bank's balance sheets as of March 31, 2007. Pro forma net interest income was also adjusted for the cash cost of the acquisition. Non-interest expense was adjusted to account for the amortization of intangibles. On a pro forma basis, before factoring in the reinvestment of conversion proceeds, Bradford Bancorp's earnings decreased from 0.30% of average assets to 0.13% of average assets. In addition to the increase in amortization of the intangibles (0.06% of average assets to 0.19% of average assets), the reduction in earnings was attributable to a slightly lower net interest margin (declining from 2.70% of average assets to 2.67% of average assets), higher operating expenses excluding amortization of intangibles (increasing from 2.25% of average assets to 2.37% of average assets) and lower non-operating income (decreasing from 0.00% of average assets to a net loss of 0.01% of average assets). Partially offsetting the decline in pro forma earnings were a lower loss provision ratio (declining from 0.19% of average assets to 0.16% of average assets) and slightly higher other operating income (increasing from 0.21% of average assets to 0.23% of average assets). The pro forma earnings do not reflect any potential cost savings that may be realized, as such estimates are considered to be speculative and therefore are not disclosed in the pro forma financial statements set forth in the prospectus.

Interest Rate Risk Management

Management of the Company's interest rate risk is conducted on an ongoing basis and is reviewed formally by the Asset/Liability Committee ("ALCO") weekly. The Company utilizes an internal model in conjunction with net portfolio value ("NPV") reports prepared by the OTS to monitor and analyze the effects that interest rate movements will have on the balance sheet and net interest income. The OTS analysis, as of March 31, 2007, indicated that Bradford Bank's net portfolio value under a 200 basis point instantaneous and sustained rise in interest rates would decline by 58%, versus a decline of 28.6% based on the comparable internal model analysis (see Exhibit I-7). Patapsco Bancorp utilizes an internal model to monitor and analyze the effects that interest rate movements will have on the balance sheet and net interest income. As of March 31, 2007, the interest rate risk analysis indicated a 200 basis point instantaneous and sustained rise in interest rates would result in a 15.2% decline in Patapsco Bancorp's Fair Value of Equity.

The Company pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Company manages interest rate risk from the asset side of the balance sheet through maintaining investments as available for sale and emphasizing investments with terms of less than five years, diversifying into other types of lending beyond 1-4 family permanent mortgage loans, which consists primarily of short-term and adjustable rate loans and beginning in 2007 the Company has become more active in selling originations of longer term 1-4 family fixed rate loans to the secondary market. As of March 31, 2007, of the Company's total loans due after March 31, 2008, ARM loans comprised 32.1% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing longer term fixed rate FHLB advances, emphasizing growth of lower cost and less interest rate sensitive transaction and savings accounts and seeking to extend CD maturities in low interest rate environments through offering attractive rates on selected longer term CDs. Management of interest rate risk by Patapsco Bancorp is conducted in a similar manner as Bradford Bancorp.

Lending Activities and Strategy

The Company's lending activities have traditionally emphasized 1-4 family permanent mortgage loans and 1-4 family permanent mortgage loans continue to comprise the largest concentration of the loan portfolio. Beyond 1-4 family loans, lending diversification by the Company has emphasized origination of ADC loans. Other areas of lending diversification include commercial real estate, commercial construction, consumer and commercial business loans. Going forward, the Company's lending strategy is to pursue further diversification of the loan portfolio, whereby growth of the commercial real estate and commercial business loans will be emphasized. Growth of consumer loans will be primarily realized through the indirect auto lending program, which was initiated by the Company in May 2006. ADC lending is also expected to remain as an active area of lending for the Company. The origination of 1-4 family permanent mortgage loans is expected to remain as a prominent lending activity for the Company, although growth of the 1-4 family portfolio will be slowed in part by the current philosophy of selling originations of longer term fixed rate loans.

Patapsco Bancorp's loan portfolio composition also reflects 1-4 family loans as the largest concentration of loans. Commercial business loans and leases constitute the primary area of loan diversification for Patapsco Bancorp, followed by commercial real estate loans, construction loans and consumer loans. Exhibit I-9 and Exhibit I-9A provide historical detail of Bradford Bancorp's and Patapsco Bancorp's loan portfolio compositions. Exhibit I-10 provides the contractual maturity of the Company's loan portfolio by loan type as of March 31, 2007.

Bradford Bancorp originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans. In the past, the Company's general philosophy has been to retain most originations of 1-4 family permanent mortgage loans for investment. Going forward, the Company plans to sell most originations of conforming fixed rate loans, with servicing retained by the Company. In the current interest rate environment, most of the Company's 1-4 family lending volume consists of fixed rate loans. ARM loans offered by the Company include loans with one- and three-year repricing terms, as well as loans that convert to one year repricing terms after an initial repricing term of five or seven years. ARM loans are indexed to the yield on comparable term U.S. Treasury securities adjusted to a constant maturity. Initial rates on ARM loans are typically discounted from the fully-indexed rate. The substantial portion of the

Company's 1-4 family permanent mortgage loans are underwritten to secondary market standards. As of March 31, 2007, the Company maintained 1-4 family permanent mortgage loans totaling $182.9 million, equal to 46.0% of total loans outstanding. As of March 31, 2007, Patapsco Bancorp maintained 1-4 family permanent mortgage loans totaling $78.2 million, equal to 34.7% of total loans outstanding.

ADC loans originated by the Company consist mostly of loans to selected developers to acquire land and develop residential lots. The Company also offers loans to selected developers to acquire land, develop residential lots and to construct residences on the lots. ADC loans are typically offered for terms of one-to-three years and are priced off of the prime rate as reported in *The Wall Street Journal*. ADC loans are originated up to a loan-to-value ("LTV") ratio of 75%. Construction loans offered for pre-sold homes to individual home buyers are offered up to a LTV ratio of 80%. At March 31, 2007, the Company's largest acquisition and development loan was for $4.0 million, $3.4 million of which was outstanding. At March 31, 2007, the Company's largest acquisition, development and construction loan was for $1.9 million, $1.7 million of which was outstanding. These loans were performing according to their terms at March 31, 2007.

The Company also offers loans to builders for the acquisition of developed lots and the construction of residential properties. Such loans are typically offered for terms of one-to-two years and are priced off of the prime rate as reported in *The Wall Street Journal*. These loans are originated up to a LTV ratio of 80% of the completed projected or up to 75% for residences being built on a speculative basis. At March 31, 2007, the Company's largest acquisition and construction loan was for $4.3 million, $1.6 million of which was outstanding. This loan was performing according to its terms at March 31, 2007.

At March 31, 2007, the Company's largest outstanding indebtness to a single developer or builder for ADC loans totaled $4.4 million. All loans to this developer were performing in accordance with their terms at March 31, 2007. At March 31, 2007, the Company maintained ADC loans totaling $75.6 million, equal to 19.0% of total loans outstanding.

Commercial real estate loans represent the second largest area of lending diversification for the Company, which consist of loans that are collateralized by properties in the Company's normal lending area. Bradford Bancorp originates commercial real estate loans up to a maximum LTV ratio of 80.0%. Loan terms typically provide for five year terms or 10 years with a five year rate call and payments based on an amortization schedule of up to 25 years. Commercial real estate loans are generally priced at a margin above the 5-year U.S. Treasury rate. Properties securing the commercial real estate portfolio consist primarily of retail properties, office buildings, small shopping centers and churches. At March 31, 2007, the Company's largest commercial real estate loan was a $3.9 million loan, which was secured by a retirement home. Patapsco Bancorp's commercial real estate loans are generally originated on an adjustable rate basis with terms of up to 25 years or are amortized over a maximum of 25 years with a maturity generally of three to ten years. At March 31, 2007, the Company maintained commercial real estate loans totaling $55.4 million, equal to 13.9% of total loans outstanding.

Commercial real estate loans offered by Patapsco Bancorp are underwritten with LTV ratios of up to 80% and are secured by local properties. Properties securing Patapsco Bancorp's commercial real estate loan portfolio consist of small office buildings, shopping centers and commercial and industrial buildings. At March 31, 2007, Patapsco Bancorp maintained commercial real estate loans totaling $34.8 million, equal to 15.5% of total loans outstanding.

The balance of the Company's mortgage loan portfolio consists of commercial construction loans. Commercial construction loans are generally offered as construction/permanent loans, which provides for payment of interest only during the construction phase. The Company will originate commercial construction loans up to a LTV ratio of 80% of the completed projected. At March 31, 2007, the largest commercial loan construction commitment was for $3.8 million, $3.0 million of which was outstanding. This loan was performing according to its terms at March 31, 2007. At March 31, 2007, the Company maintained commercial construction loans totaling $11.4 million, equal to 2.9% of total loans outstanding. Patapsco Bancorp offers residential and commercial construction, which are primarily originated as construction/permanent loans and are underwritten with comparable terms as the Company's construction loans. At March 31, 2007, Patapsco Bancorp maintained construction loans totaling $20.9 million, equal to 9.3% of total loans outstanding.

Diversification into non-mortgage lending consists of consumer loans, as well as commercial business loans. Home equity loans and automobile loans constitute the substantial portion of the Company's consumer loan portfolio. Home equity loans are offered as fixed rate amortizing loans or floating rate lines of credit. Home equity loans are offered for terms of up to 20 years and a maximum loan amount of $250,000. Home equity loans are offered up to a LTV ratio of 89.9%, inclusive of other liens on the property. Home equity lines of credit are tied to the prime rate as reported in *The Wall Street Journal.* As of March 31 2007, the Company maintained home equity loans and lines of credit totaling $32.1 million or 62.1% of total consumer loans outstanding. The balance of consumer loan portfolio consists substantially of automobile loans, most of which were originated through the Company's indirect auto loan program initiated in May 2006. The Company originates indirect automobile loans through approximately 20 dealers in Maryland. Automobile loans have fixed rates of interest and generally have terms up to six years for both new and used automobiles. The majority of the automobile loans originated by the Company are secured by new automobiles. As of March 31, 2007, the Company maintained automobile loans totaling $19.2 million or 37.2% of total consumer loans outstanding. At March 31, 2007, the Company maintained consumer loans totaling $51.7 million, equal to 13.0% of total loans outstanding.

Patapsco Bancorp's consumer loan portfolio is concentrated in home improvement and home equity loans, with the balance of the portfolio consisting of miscellaneous installment loans. At March 31, 2007, Patapsco Bancorp maintained consumer loans totaling $20.2 million, equal to 8.9% of total loans outstanding.

The Company offers commercial business loans and lines of credit to small- and medium-sized companies in its market area. Commercial business loans offered by the Company consist of fixed rate term loans and floating rate lines of credit indexed to the prime rate as reported in *The Wall Street Journal.* The commercial business loan portfolio consists of secured loans and leases. Growth of the commercial business loan portfolio will be pursued in conjunction with the Company's commercial real estate lending activities, pursuant to which the Company will seek to become a full service community bank to its commercial loan customers through offering a full range of commercial loan products that can be packaged with lower cost commercial deposit products. At March 31, 2007, the Company maintained commercial business loans totaling $20.8 million, equal to 5.2% of total loans outstanding.

Patapsco Bancorp offers commercial business loans and lease transactions under comparable terms as offered by the Company. Loans to finance lease transactions are originated through Patapsco Bancorp's subsidiary, Prime Business Leasing. At March 31, 2007, Patapsco Bancorp maintained commercial business loans totaling $71.2 million, equal to 31.6% of total loans outstanding.

Asset Quality

One of the Company's key operating objectives has been and continues to be to maintain a strong level of asset quality. As shown in Exhibit I-11, Bradford Bancorp's ratio of non-performing assets-to-assets ranged from a high of 0.23% at year end 2006 to a low of 0.08% at year end 2002. At March 31, 2007, Bradford Bancorp's non-performing assets-to-assets ratio equaled 0.18%. The Company balance of non-performing assets at March 31, 2007 consisted entirely of non-accruing loans, with a total balance of $959,000. The non-accruing loan balance at March 31, 2007 consisted of $641,000 of commercial real estate loans, $190,000 of commercial business loans, $79,000 of 1-4 family loans and $49,000 of consumer loans. As shown in Exhibit I-11A, Patapsco Bancorp maintained $511,000 of non-performing assets equal to 0.20% of assets. Patapsco Bancorp's non-performing asset balance at March 31, 2007 consisted of $506,000 of non-accruing loans and $5,000 of property acquired through foreclosure or repossession. Non-accruing loans held by Patapsco Bancorp at March 31, 2007 consisted of $324,000 of commercial business loans and leases, $168,000 of residential loans and $14,000 of consumer loans.

To track the Company's asset quality and the adequacy of valuation allowances, Bradford Bancorp has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed monthly by senior management (Asset Review Committee) and presented to the Board monthly. Pursuant to these procedures, when needed, the Company establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of March 31, 2007, the Company maintained valuation allowances of $2.4 million, equal to 0.61% of net loans receivable and 251.3% of non-performing loans. As of March 31, 2007, Patapsco Bancorp maintained valuation allowances of $1.0 million, equal to 0.48% of net loans receivable and 204.7% of non-performing loans.

Funding Composition and Strategy

Deposits have consistently served as the Company's primary source of funds and at March 31, 2007 deposits accounted for 88.9% of Bradford Bancorp's interest-bearing funding composition. Exhibit I-12 sets forth the Company's deposit composition for the past three and one-quarter years and Exhibit I-13 provides the interest rate and maturity composition of the CD portfolio at March 31, 2007. Deposit growth in recent years has been sustained by growth of CDs, which includes acquisition-related deposit growth, and, thus, the concentration of CDs comprising total deposits has increased since year end 2004. As of March 31, 2007, the CD portfolio totaled $343.3 million or 81.0% of total deposits, versus comparable measures of $241.0 million and 70.0% of total deposits as of December 31, 2004. Short-term CDs (CDs scheduled to mature in one year or less) accounted for 65.7% of the Company's CDs at March 31, 2007. As of March 31, 2007, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $99.6 million or 29.0% of total CDs. The Company's deposit base included $3.3 million of brokered deposits at March 31, 2007.

The Company maintained $80.3 million of savings and transaction accounts at March 31, 2007, which equaled 18.9% of total deposits. Comparatively, core deposits equaled $102.7 million or 29.8% of total deposits at year end 2004. Since year end 2004, most of the decrease in core deposits has consisted of savings accounts. The Company's core deposits consist mostly of interest-bearing demand accounts, which totaled $48.3 million or 60.2% of core deposits at March 31, 2007. Bradford Bancorp's deposit base at March 31, 207 also included $407,000 of other deposits equal to 0.09% of total deposits.

Exhibit I-12A sets forth Patapsco Bancorp's deposit composition for the past three and three-quarter fiscal years. As of March 31, 2007, deposits held by Patapsco Bancorp totaled $190.2 million and accounted for 81.6% of Patapsco Bancorp's interest-bearing funding composition. Similar to the Company's deposit growth trends, deposit growth for Patapsco Bancorp in recent years has been sustained by growth of CDs. As of March 31, 2007, the CD portfolio totaled $114.0 million or 59.9% of total deposits, versus comparable measures of $79.9 million and 47.5% of total deposits at June 30, 2004. Short-term CDs (CDs scheduled to mature in one year or less) accounted for 61.8% of Patapsco Bancorp's CDs at March 31, 2007. As of March 31, 2007, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $22.2 million or 19.5% of Patapsco Bancorp's total CDs. Patapsco Bancorp's deposit base included $16.8 million of brokered deposits at March 31, 2007.

Patapsco Bancorp maintained $76.2 million of savings and transaction accounts at March 31, 2007, which equaled 40.1% of total deposits. Comparatively, core deposits equaled $88.2 million or 52.5% of total deposits at June 30, 2004. Since fiscal year end 2004, most of the decrease in Patapsco Bancorp's core deposits has consisted of savings accounts. The Company's core deposits consist mostly of money market accounts, which totaled $29.3 million or 38.5% of core deposits at March 31, 2007.

Borrowings serve as an alternative funding source for the Company to support management of funding costs and interest rate risk. Borrowings held by the Company at March 31, 2007 consisted of $50.0 million of FHLB fixed rate term advances and a $3.0 million secured borrowing with a correspondent bank, carrying a variable rate of interest tied to the prime rate. The borrowing was secured with the stock of Bradford Bank. A portion of the conversion proceeds retained by the Company will be used to repay the $3.0 million borrowing. Exhibit I-14 provides detail of the Company's borrowing activities for the past three and one-quarter years.

FHLB advances constitute the primary source of borrowings held by Patapsco Bancorp, which totaled $37.8 million at March 31, 2007. FHLB advances held by Patapsco Bancorp consist of term advances with fixed rate laddered maturities. As of March 31, 2007, the only other borrowing held by Patapsco Bancorp consisted of $5.0 million of trust preferred debt. The trust preferred debt was issued on October 31, 2005 and has a final maturity on December 31, 20035. The trust preferred debt can be redeemed on or after October 31, 2010, at par. The interest rate on the trust preferred debt is fixed for the first seven years at 6.465%. Thereafter, the interest rate adjusts on a quarterly basis at the rate of the three month LIBOR plus 1.48%.

Subsidiaries

In addition to Bradford Bank, the Company maintains one other wholly-owned subsidiary, Bradford Title, LLC. Bradford Title, LLC, a Maryland limited liability company, is a title agency that was acquired in December 2006. Bradford Bank has one wholly-owned subsidiary, Bradford Financial Group, Incorporated ("Bradford Financial"). Bradford Financial, a Maryland corporation, provides non-deposit investment products through a third-party registered broker-dealer that maintains an office at Bradford Bank.

In addition to Patapsco Bank, Patapsco Bancorp maintains Patapsco Statutory Trust I, a Connecticut statutory business trust and an unconsolidated wholly-owned subsidiary of Patapsco Bancorp, formed for the purposes of issuing the trust preferred debt. Patapsco Bank has three wholly-owned subsidiaries, PFSL Holding Corp., which is currently inactive, Prime Business Leasing, which was formed in October 1998 for purposes of offering loans to finance lease transactions, and Patapsco Financial Services, Inc., which was formed in March 2000 in order to sell alternative investment products to customers of Patapsco Bancorp.

Golden Prague maintains one wholly-owned subsidiary, GP Service Corporation. GP Service Corporation, a Maryland corporation, holds real estate acquired through foreclosure.

Legal Proceedings

The Company, Patapsco Bancorp, Golden Prague and Senator Bank are involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by their respective managements to be immaterial to the financial conditions of the Company, Patapsco Bancorp, Golden Prague and Senator Bank.

II. MARKET AREA

Introduction

Headquartered in Baltimore, Maryland, Bradford Bancorp serves the Baltimore metropolitan area through seven branch offices. The Bank also maintains two administrative offices. Golden Prague maintains two branches and Senator maintains one branch, all of which are located in the Baltimore metropolitan area. The acquisition of Patapsco Bancorp will further expand the Company's market presence in the Baltimore metropolitan area with the addition of five full service branch offices and one limited service branch office. The Company plans to consolidate the Golden Prague branches into nearby locations currently maintained by Bradford Bancorp and Patapsco Bancorp. Exhibit II-1 provides information on the Company's, Patapsco Bancorp's, Golden Prague's and Senator's office facilities.

The primary market area served by the Company is largely suburban in nature, but also includes urban markets within the city of Baltimore. The regional market area has a fairly diversified economy, with services, wholesale/retail trade and state and local government constituting the primary sectors of employment. The region is a highly competitive environment, and includes a large number of thrifts, commercial banks, credit unions and other financial services companies, some of which have a national presence.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Company, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors outlined herein have been taken into account regarding their relative impact on value.

National Economic Factors

The future success of the Company's operations is partially dependent upon various national and local economic trends. In assessing national economic trends over the past year, the unemployment rate for June 2006 held steady at 4.6% even though job growth fell short of expectations. While strong business investment provided for a jump in U.S. industrial production in June, other data reflected a slowing economy. Home sales of new and existing homes fell in June, while inventories of homes for sale swelled to a nine year high. Second quarter GDP slowed to a 2.5% annual rate and June durable-goods orders excluding defense products increased at a slower pace.

Despite signs of a cooling economy and record high oil prices, consumer confidence edged up in July 2006. Manufacturing activity picked up in July and retail sales were up in July as well, while the number of jobs added in July was less than forecasted. The national unemployment rate for July rose to 4.8%, the first increase since February 2006. Other signs of slower economic growth included the index of leading indicators easing slightly in July and July sales of existing and new homes tumbling, as the inventory of unsold homes rose to a record high. Consumer spending was up strongly in July, but retailers reported mixed sales for August. Solid job growth provided for a dip in the August unemployment rate to 4.7%. Home inventories continued to rise in August, which translated in fewer housing starts in August. Existing home sales also declined in August, which put downward pressure on home prices with the median home price for existing home sales falling in August for the first time since 1995. Durable-goods orders fell in August, while new home sales posted an unexpected gain in August. Job growth slowed in September, but the unemployment rate edged down to 4.6%. Overall, the economy grew at a 2.0% annual rate in the third quarter.

The mid-October 2006 release of the Federal Reserve's "beige book" indicated that consumer spending remained strong, despite the slowdown in the housing market. The Federal Reserve's "beige book" also found job markets tightening across the U.S., but without an accompanying increase in wages. Falling gas prices supported a solid increase in September retail sales. Excluding gas sales, retail sales increased 0.6% in September. While new home construction rose in September, building permits declined pointing to a softening in residential construction. Lower median home prices and a decline in construction spending in September provided further evidence of a cooling housing market, while new home sales fell 3.2% in September. A slowing economy was also indicated by a decline in industrial output in

September and a decline in manufacturing activity in October. At the same time the economy showed signs of resilience, as the October unemployment rate dropped to a five-year low of 4.4% and retail sales, excluding gas sales, rose in October. New home building rose in November, despite the glut of unsold homes on the market, and retail sales rose more than expected in November. The November employment report showed continued job growth, but the unemployment rate edged up to 4.5%. In a sign that the housing slump could be bottoming out, sales of new and existing homes rose in November. Retailers reported a modest increase in December same store sales, while job growth was stronger than expected in December. The December unemployment rate held steady at 4.5%. Housing starts rose in December, although the housing market remained weak. Fourth quarter GDP increased at a 2.2% annual rate.

Signs of slower economic growth continued to emerge at the start of 2007, as manufacturing activity declined in January. The employment report for January was also less favorable, based on fewer jobs added and an increase in the unemployment rate to 4.6%. Retail sales were flat in January, while economic activity in the service sector continued to expand during January. Durable-goods orders fell 7.8% in January as demand for transportation equipment plunged. Existing home sales rose 3% in January on lower prices. Comparatively, new home sales fell by 16.6% in January from the previous month, the largest drop in 13 years. While the manufacturing sector grew in February, the service sector expanded at a slower than expected pace in February. The February unemployment rate dipped to 4.5%, even though job growth slowed during February. Other signs of a cooling economy in February included a nominal increase in retail sales, sales of new homes fell for the second straight month and capital goods orders, excluding defense and aircraft, fell. Comparatively, March data showed signs of a more resilient economy, retail sales were up strongly and the national unemployment rate dropped to a five-month low of 4.4% on stronger-than-expected job growth. Despite rising inventories of unsold homes, housing starts were also stronger than expected in March.

Signs of slower economic growth generally prevailed at the beginning of the second quarter of 2007. The April unemployment rate edged up to 4.5%, as cautious employers added the fewest jobs in more than two years. Major retailers experienced a 2.3% decrease in same store sales during April and home building permits slid in April to their lowest point in almost a decade. At the same time the general economy showed some areas of strength as well in April, which included a jump in industrial output and an increase in manufacturing activity. Consumer confidence rose in May, as rising stocks and a strong job market kept Americans upbeat.

In terms of interest rate trends over the past year, interest rates edged lower in early-June 2006 on news that job growth was weaker than expected during May. A 2.4% increase in core consumer prices for May pushed interest rates higher in mid-June, as expectations increased that the Federal Reserve would raise interest rates again despite signs of a cooling economy. Inflation concerns pushed the yield on the 10-year Treasury note to a four year high in late-June. The Federal Reserve concluded its late-June meeting by raising the federal funds rate a quarter point to 5.25%, its 17th straight rate increase. Bond prices rallied following the Federal Reserve meeting, as the Federal Reserve's statement suggested that a pause in the current cycle of rate increases may be appropriate.

Long-term Treasury yields eased lower at the start of the third quarter of 2006, based on expectations of a cooling economy as reflected by the weaker than expected job growth in the June employment data. A flight to safety, amid violence in the Middle East, furthered the upward trend in bond prices in mid-July. Economic data showing economic growth slowing and comments from the Federal Reserve Chairman that slower economic growth was expected to reverse the rise in inflation extended the bond rally through the end of July, with the yield on the 10-year Treasury note dipping below 5.0% in late-July. Weaker than expected job growth in July continued the downward trend in long-term Treasury yields in the first week of August, as the yield on the 10-year Treasury note dipped to a four-month low of 4.90%. Long-term Treasury yields continued to ease lower into the second half of August, as the Federal Reserve left rates unchanged at 5.25%, its first pause after two years of steady increases. Modest increases in producer prices and core consumer prices for July, as well as weaker home sales in July, sustained the downward trend in long-term interest rates into late-August. After stabilizing in the first half of September, long-term Treasury yields trended lower during the balance of September amid signs of slower economic growth. The September meeting of the Federal Reserve concluded with no change in interest rates.

The rally in long-term Treasury bonds extended into early-October 2006, as the Federal

Reserve Chairman suggested that the sinking housing market could slow economic growth in the U.S. Growing expectations that the Federal Reserve would leave rates unchanged at its next meeting reversed the downward trend in interest rates heading into mid-October. Interest rates stabilized ahead of the Federal Reserve meeting in October and then trended lower in late-October as the Federal Reserve held rates steady as expected. After edging up slightly in early-November, long-term Treasury yields declined slightly in mid-November on upbeat comments by the St. Louis Federal Reserve about interest rates. A smaller than expected increase in core consumer prices for October also served to boost bond prices in late-November. Interest rates stabilized in early-December and then edged higher following the November employment report which reflected solid job growth. The Federal Reserve left interest rates unchanged at its mid-December meeting, indicating that inflation remained its principal concern. There was little change in interest rates through most of December with the inverted yield curve remaining inverted for a longer period than many economists had forecast

A stable interest rate environment continued to prevail at the beginning of 2007, which was followed by a mild upward trend in interest rates in mid-January. Lower oil prices and increased expectations of the Federal Reserve not cutting rates anytime soon contributed to the rise in long-term Treasury yields. Following the Federal Reserve's decision to leave rates unchanged at its end of January meeting, interest rates stabilized during the first half of February. Treasury bonds rallied in mid-February, based on indications from the Federal Reserve Chairman that inflation was headed lower. Treasury bonds rallied in late-February on signs of slower economic growth and a sell-off in the stock market. A stable interest rate environment prevailed throughout most of March, as economic measures generally reflected a downturn in economic activity and the March meeting of the Federal Reserve concluded with no change in the federal funds target rate. The Federal Reserve statement from the March meeting continued to cite inflation concerns, but the Federal Reserve dropped its stated bias to raise rates.

Some stronger than expected economic reports pushed long-term Treasury yields higher at the start of the second quarter of 2007. The release of the minutes from the March meeting of the Federal Reserve, which revealed that more rate increases may be needed to combat inflation, further contributed to the rise in interest rates. Treasury yields eased lower in mid-April on tame inflation data reflected in the March consumer price numbers. Interest rates stabilized through the balance of April and for the first half of May. The Federal Reserve left interest rates unchanged at its May meeting and gave no signs that it was moving towards an interest rate cut. Long-term Treasury yields moved higher heading into late-May, with such factors as global growth, an increase in May consumer confidence and initial jobless claims falling for a fifth straight week contributing to the upward trend in interest rates. As of May 29, 2007, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 4.96% and 4.88%, respectively, versus comparable year ago yields of 5.00% and 5.06%. Exhibit II-2 provides historical interest rate trends from 1991 through May 29, 2007.

Market Area Demographics

Demographic growth in the markets served by the Company, inclusive of the markets served by Golden Prague, Senator Bank and Patapsco Bancorp, has been measured by changes in population, number of households and median household income. Table 2.1 provides summary demographic data for the Company's primary market area, as well as for the U.S. and Maryland. The market area has generally exhibited favorable growth trends during the 2000 to 2006 period, with the exception of Baltimore City. From 2000 to 2006, Baltimore City experienced a decline in population at a rate of 0.5% annually, while annual population growth rates for the primary market area counties ranged from 0.9% in Baltimore County to 1.7% in Howard County. Howard County's growth rate was above the comparable Maryland growth rate of 1.2% and the U.S. growth rate of 1.3%. Howard County's stronger population translated into stronger household growth as well. These trends reflect urban flight to suburban markets for job opportunities, a lower cost of living and more affordable housing. Anne Arundel and Howard Counties, in particular, have developed into attractive areas to live with newer infrastructure and other amenities. The primary market area is projected to experience population and household growth in line with recent historical trends over the next five years.

Income levels in the market area tend to reflect the nature of the markets served, with higher income levels in the faster growing suburban markets. The greater wealth of the suburban markets is consistent with national trends, in which the white collar professionals who work in

Table 2.1
Bradford Bancorp, Inc.
Summary Demographic Data

	Year			Growth Rate	
	2000	2006	2011	2000-2006	2006-2011
Population (000)					
United States	281,422	303,582	323,786	1.3%	1.3%
Maryland	5,296	5,698	6,056	1.2%	1.2%
Anne Arundel County	490	523	547	1.1%	0.9%
Baltimore County	754	796	834	0.9%	0.9%
Howard County	248	275	297	1.7%	1.5%
Baltimore City	651	632	631	-0.5%	0.0%
Households (000)					
United States	105,480	114,050	121,863	1.3%	1.3%
Maryland	1,981	2,126	2,264	1.2%	1.3%
Anne Arundel County	179	192	203	1.2%	1.0%
Baltimore County	300	315	331	0.8%	1.0%
Howard County	90	100	108	1.7%	1.6%
Baltimore City	258	246	246	-0.8%	0.0%
Median Household Income ($)					
United States	$42,164	$51,546	$60,704	3.4%	3.3%
Maryland	$53,005	$64,637	$75,935	3.4%	3.3%
Anne Arundel County	$61,692	$75,829	$88,815	3.5%	3.2%
Baltimore County	$50,704	$61,182	$70,950	3.2%	3.0%
Howard County	$74,181	$92,433	$110,657	3.7%	3.7%
Baltimore City	$30,078	$35,721	$41,110	2.9%	2.9%
Per Capita Income ($)					
United States	$21,587	$27,084	$32,982	3.9%	4.0%
Maryland	$25,614	$32,355	$39,143	4.0%	3.9%
Anne Arundel County	$27,578	$35,349	$43,186	4.2%	4.1%
Baltimore County	$26,167	$32,106	$38,755	3.5%	3.8%
Howard County	$32,402	$43,528	$53,811	5.0%	4.3%
Baltimore City	$16,978	$20,374	$24,118	3.1%	3.4%
2006 HH Income Dist. (%)	Less Than $25,000	$25,000 to $49,999	$50,000 to $99,999	$100,000 to $149,999	$150,000+
United States	22.7%	25.8%	31.8%	12.1%	7.7%
Maryland	16.1%	21.1%	35.2%	16.4%	11.3%
Anne Arundel County	10.4%	18.1%	38.4%	19.8%	13.4%
Baltimore County	15.5%	23.8%	36.4%	15.6%	8.8%
Howard County	7.0%	13.4%	33.6%	23.3%	22.8%
Baltimore City	36.9%	27.7%	25.0%	6.7%	3.6%

Sources: ESRI Business Information Solutions.

the cities generally reside in the surrounding suburbs. Additionally, much of the growth in white collar jobs in the greater Baltimore metropolitan area has been occurring in suburban markets. The lowest per capita and median household incomes were in Baltimore City and were well below statewide measures as well, reflecting a higher concentration of blue collar workers, both skilled and unskilled, as well as some poverty areas in Baltimore City. Household income distribution measures further underscore the greater affluence of the Anne Arundel and Howard County markets.

Regional Economy

The primary market area that will be served by the combined institutions reflects a diverse cross section of employment sectors, which partially mitigates the risk associated with a decline in any particular economic sector or industry. Once the backbone of the region's employment base, the manufacturing industry is currently fairly stable following a long period of decline. Similar to statewide average data, services and government play a major role in the Baltimore metropolitan area economy. Trade and finance/insurance/real estate-related employment also constitute major employment sectors regionally.

The faster growing suburban county of Howard reported the highest concentration of construction employment, while Baltimore County reported the highest level of manufacturing employment. Baltimore City and Anne Arundel County, where the state's capital city of Annapolis is located, maintained the highest levels of government employment. Overall, service employment accounted for an average of 44.2% of the jobs in the region, similar to the statewide average, with the highest concentration of service jobs maintained in Baltimore City accounting for 51.1% of Baltimore City's employment. Wholesale and retail trade employment exceeded the statewide average in all market area counties, while such jobs in Baltimore City were well below the statewide average. Overall, the distribution of employment exhibited in the primary market area is indicative of a diverse economic environment. Going forward, in addition to the job growth that will be realized from an expanding local economy, the Baltimore metropolitan area will benefit from the proposed recommendations by the U.S. Army for realignment and closure of military bases. The recommendations for base realignment and closure are expected to add approximately 20,000 jobs, consisting of military and private sector jobs, and total population growth of approximately 50,000 to the Baltimore metropolitan area.

Table 2.2 provides an overview of employment by sector in the state of Maryland, as well as for the primary market area counties and Baltimore City.

Table 2.2
Primary Market Area Employment Sectors
(Percent of Labor Force)

Employment Sectors	Maryland	Balt. Cty	Anne Arundel	Howard	Balt. City	Avg (1)
Services	43.6%	44.3%	37.5%	43.8%	51.1%	44.2%
Government	16.2	12.2	23.4	9.9	18.9	16.1
Wholesale/Retail Trade	14.2	15.7	14.6	21.4	8.5	15.1
Fin. Ins. Real Estate	8.6	10.8	7.5	8.9	7.8	8.8
Construction	7.1	6.6	6.5	7.6	3.3	5.9
Manufacturing	4.6	5.8	4.5	3.9	4.6	4.7
Transportation/Utility	3.1	2.5	3.9	2.8	3.9	3.3
Information	1.9	1.6	1.7	1.4	1.9	1.6
Other	0.7	0.5	0.4	0.3	0.0	0.3
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1) Averages do not include Maryland.

Source: REIS DataSource 2004.

Comparative unemployment rates for Maryland, the regional area, as well as for the U.S., are shown in Table 2.3. With the exception of Baltimore City, unemployment rates for the primary market area counties and for Maryland were lower than the national unemployment rate of 4.5%. Consistent with the U.S. and Maryland, March 2007 unemployment rates for the primary market area reflected slight decreases compared to a year ago.

Table 2.3
Bradford Bancorp, Inc.
Unemployment Data

Region	March 2006	March 2007
United States	4.8%	4.5%
Maryland	3.7	3.6
Baltimore County	3.8	3.6
Anne Arundel County	3.1	3.0
Howard County	2.7	2.5
Baltimore City	6.1	5.7

Source: U.S. Bureau of Labor Statistics.

Deposit Trends

The retail deposit bases of the combined institutions are closely tied to the economic fortunes of the Baltimore metropolitan area and, in particular, the market areas where branches are currently maintained for Bradford Bancorp, Patapsco Bancorp, Golden Prague and Senator. Table 2.4 displays deposit market trends from June 30, 2003 through June 30, 2006 for the counties where the combined institutions maintained branches during that period. Additional data is also presented for the state of Maryland. The data indicates that deposits have increased in all of the primary counties, as well as Baltimore City, during the three year period covered in Table 2.4. Similar to Maryland, commercial banks maintained a larger market share of deposits than savings institutions in all of the primary market area counties, including Baltimore City.

Bradford Bancorp's largest deposit holdings are maintained in the counties of Baltimore and Howard, with respective balances of $281.2 million and $77.1 million at June 30, 2006. The Company is headquartered and maintains its largest branch presence in Baltimore County. The Company's 2.1% market share of Howard County deposits represents its largest market share of deposits, which was achieved through only one branch. The Company maintains six branches in Baltimore County, one of which was added through the acquisition of Valley Bancorp. The Company maintains one branch in Anne Arundel County and one branch in Baltimore City, with deposits of $20.1 million and $29.0 million, respectively.

Table 2.4
Bradford Bancorp, Inc.
Deposit Summary

	As of June 30,						
	2003			2006			Deposit Growth Rate 2003-2006
	Deposits	Market Share	Number of Branches	Deposits	Market Share	No. of Branches	(%)
	(Dollars in Thousands)						
State of Maryland	$77,851,107	100.0%	1,689	$92,803,490	100.0%	1,749	6.0%
Commercial Banks	63,602,593	81.7%	1,408	75,658,288	81.5%	1,430	6.0%
Savings Institutions	14,248,514	18.3%	281	17,145,202	18.5%	319	6.4%
Anne Arundel County	$5,750,839	100.0%	161	$7,355,957	100.0%	170	8.6%
Commercial Banks	4,650,729	80.9%	135	5,883,091	80.0%	139	8.2%
Savings Institutions	1,100,110	19.1%	26	1,472,866	20.0%	31	10.2%
Bradford Bancorp	9,666	0.2%	1	20,108	0.3%	1	27.7%
Total Consolidated Deposits	**9,666**	**0.2%**	**1**	**20,108**	**0.3%**	**1**	**27.7%**
Baltimore County	$11,878,154	100.0%	276	$15,196,236	100.0%	306	8.6%
Commercial Banks	9,142,974	77.0%	212	12,011,893	79.0%	240	9.5%
Savings Institutions	2,735,180	23.0%	64	3,184,343	21.0%	66	5.2%
Bradford Bancorp (1)	261,279	2.2%	6	281,205	1.9%	6	2.5%
Golden Prague	9,368	0.1%	1	9,445	0.1%	1	0.3%
Senator Bank	20,559	0.2%	1	17,811	0.1%	1	-4.7%
Patapsco Bancorp	104,471	0.9%	2	112,895	0.7%	2	2.6%
Total Consolidated Deposits	**395,677**	**3.3%**	**10**	**421,356**	**2.8%**	**10**	**2.1%**
Howard County	$2,996,543	100.0%	66	$3,627,045	100.0%	76	6.6%
Commercial Banks	2,627,108	87.7%	56	3,136,815	86.5%	63	6.1%
Savings Institutions	369,435	12.3%	10	490,230	13.5%	13	9.9%
Bradford Bancorp	54,559	1.8%	1	77,071	2.1%	1	12.2%
Total Consolidated Deposits	**54,559**	**1.8%**	**1**	**77,071**	**2.1%**	**1**	**12.2%**
Baltimore City	$13,136,806	100.0%	139	$13,892,174	100.0%	114	1.9%
Commercial Banks	11,696,826	89.0%	108	12,666,646	91.2%	85	2.7%
Savings Institutions	1,439,980	11.0%	31	1,225,528	8.8%	29	-5.2%
Bradford Bancorp	36,541	0.3%	1	28,978	0.2%	1	-7.4%
Golden Prague	19,707	0.2%	1	16,012	0.1%	1	-6.7%
Patapsco Bancorp	16,398	0.1%	1	58,110	0.4%	3	52.5%
Total Consolidated Deposits	**72,646**	**0.6%**	**3**	**103,100**	**0.7%**	**5**	**12.4%**

(1) Includes deposits of Valley Bancorp, Inc.

Source: FDIC.

The mergers of Golden Prague and Senator, as well as the acquisition of Patapsco Bancorp will provide the Company with an increased market presence in Baltimore County and Baltimore City, with the addition of four branches in both markets. The increase in deposits from the mergers and acquisition will also enhance Bradford Bancorp's market share, increasing from 1.9% to 2.8% in Baltimore County and 0.2% to 0.7% in Baltimore City. As previously noted, the Golden Prague branches will be consolidated into nearby branches maintained by Bradford Bancorp and Patapsco Bancorp.

In addition to the deposit growth to be realized from the mergers of Golden Prague and Senator, as well as the acquisition of Patapsco Bancorp, future deposit growth may be enhanced by the Company's expanded market presence following the acquisition. Pursuant to the Company's strategic plan, Bradford Bancorp will continue to evaluate opportunities to increase deposit market share through other acquisitions of financial institutions and at the same time will continue to evaluate opportunities to build deposit market share through establishing de novo branches in existing and complementary markets that will be served by the combined branch network. The Company currently plans to expand the branch network northeast of Baltimore, by opening branch offices in White Marsh (eastern Baltimore County) and Aberdeen (Harford County). The White Marsh branch is expected to open in the fourth quarter of 2007 and the Aberdeen branch is expected to open in the first quarter of 2008.

Competition

The Company faces notable competition in both deposit gathering and lending activities, including direct competition with several financial institutions that primarily have a local or regional presence. Securities firms, credit unions and mutual funds also represent major sources of competition in raising deposits. In many cases, these competitors are also seeking to provide some or all of the community-oriented services as Bradford Bancorp. With regard to lending competition, the Company encounters the most significant competition from the same institutions providing deposit services. In addition, the Company competes with mortgage companies and independent mortgage brokers in originating mortgage loans. Table 2.5 lists the

Company's largest competitors in each of the primary market area counties, based on deposit market share as noted parenthetically. Bradford Bancorp's, Patapsco Bancorp's, Golden Prague's and Senator's deposit market shares are also provided in Table 2.5. The Company currently maintains the largest deposit market share in Howard County and the second largest deposit market in Baltimore County. Following the mergers and acquisition the Company will maintain the largest deposit market share in Baltimore County and the second largest deposit market in Howard County.

Table 2.5
Bradford Bancorp, Inc.
Market Area Counties Deposit Competitors

Location	Name
Anne Arundel County, MD	Bank of America Corp. (17.6%) BB&T Corp. (12.1%) M&T Bank Corp. (10.2%) Severn Bancorp, Inc. (8.7%) Wachovia Corp. (6.7%) SunTrust Banks, Inc. (6.4%) **Bradford Bancorp (0.3%)**
Baltimore County, MD	Wachovia Corp. (17.4%) Bank of America Corp. (16.7%) M&T Bank Corp. (8.7%) Provident Bankshares Corp. (6.6%) SunTrust Banks, Inc. (4.8%) Eastern Savings Bank, FSB (4.6%) **Bradford Bancorp (1.9%)** **Patapsco Bancorp (0.7%)** **Senator Bank (0.1%)** **Golden Prague (0.1%)**
Howard County, MD	Bank of America Corp. (16.3%) Fulton Financial Corp. (15.0%) Mercantile Bankshares Corp. (11.5%) M&T Bank Corp. (9.8%) Wachovia Corp. (7.3%) B.F. Saul Company (5.4%) **Bradford Bancorp (2.1%)**

Table 2.5 (continued)
Bradford Bancorp, Inc.
Market Area Counties Deposit Competitors

Location	Name
Baltimore City, MD	Bank of America Corp. (43.3%)
	Mercantile Bankshares Corp. (19.0%)
	M&T Bank Corp. (14.0%)
	Provident Bankshares Corp. (8.2%)
	Northwest Bancorp, Inc. (2.0%)
	Patapsco Bancorp (0.4%)
	Bradford Bancorp (0.2%)
	Golden Prague (0.1%)

Sources: FDIC and SNL Financial.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Bradford Bancorp's operations versus a group of comparable companies (the "Peer Group") selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of Bradford Bancorp is provided by these public companies. Factors affecting the Company's pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between Bradford Bancorp and the Peer Group, will then be used as a basis for the valuation of Bradford Bancorp's to-be-issued common stock. Our comparative analysis of Bradford Bancorp and the Peer Group took into consideration the pro forma impact of the acquisition of Patapsco Bancorp and mergers of Golden Prague and Senator Bank. Such data was derived from the prospectus and RP Financial calculations.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 165 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Bradford Bancorp will be a fully-converted public company upon completion of the offering, we considered only fully-converted public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of Bradford Bancorp. In the selection process, we applied the following "screen" to the universe of all public companies:

- Screen #1. Mid-Atlantic institutions with assets between $350 million and $2 billion, positive earnings and tangible equity-to-assets ratios of at least 6.0%. Eleven companies met the criteria for Screen #1 and ten were included in the Peer Group: American Bancorp of New Jersey, Elmira Savings Bank, FSB of New York, Fidelity Bancorp, Inc. of Pennsylvania, First Keystone Financial, Inc. of Pennsylvania, Harleysville Savings Financial Corp. of Pennsylvania, Pamrapo Bancorp, Inc. of New Jersey, Severn Bancorp, Inc. of Maryland, TF Financial Corp. of Pennsylvania, Washington SB, FSB of Maryland and Willow Financial Bancorp, Inc. of Pennsylvania. WVS Financial Corp. of Pennsylvania met the selection criteria, but was excluded from the Peer Group on the basis of an interest-earning asset composition that was highly inconsistent with the Company's interest-earning asset composition. In particular, WVS Financial maintained a very high concentration of interest-earning assets in cash and investments (82.6% of assets) and a very low concentration of interest-earning assets in loans (15.5% of assets) Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded thrifts based in the Mid-Atlantic region.

Table 3.1 shows the general characteristics of each of the ten Peer Group companies and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Bradford Bancorp, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Bradford Bancorp's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

Table 3.1
Peer Group of Publicly-Traded Thrifts
May 30, 2007(1)

Ticker	Financial Institution	Exchange	Primary Market	Operating Strategy(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
WFBC	Willow Financial Bancorp Inc. of PA	NASDAQ	Maple Glen, PA	Thrift	$1,533	14	06-30	04/02	$11.65	$182
SVBI	Severn Bancorp, Inc. of MD	NASDAQ	Annapolis, MD	Thrift	912	2	12-31		18.01	181
HARL	Harleysville Savings Financial Corp. of PA	NASDAQ	Harleysville, PA	Thrift	764	5	09-30	08/87	16.40	63
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Pittsburgh, PA	Thrift	728	13	09-30	06/88	17.70	53
THRD	TF Financial Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	662	14	12-31	07/94	29.75	87
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Bayonne, NJ	Thrift	640	9	12-31	11/89	20.94	104
ABNJ	American Bancorp of NJ	NASDAQ	Bloomfield, NJ	Thrift	554	2	09-30	10/05	10.97	140
FKFS	First Keystone Financial, Inc. of PA	NASDAQ	Berwick, PA	Thrift	522	8	09-30	01/95	19.23	47
WSB	Washington SB, FSB of Bowie MD	AMEX	Bowie, MD	Thrift	434 D	5	07-31	08/88	8.50	64
ESBK	Elmira Savings Bank, FSB of NY	NASDAQ	Elmira, NY	Thrift	376	6	12-31	03/85	27.06	36

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma).
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(3) BIF-insured savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

A summary description of the key characteristics of each of the Peer Group companies is detailed below.

- o American Bancorp of New Jersey Selected due to similar interest-earning asset composition, similar interest-bearing funding composition, relatively low return on assets, comparable earnings contribution from sources of non-interest operating income and favorable credit quality measures.
- o Elmira Savings Bank, FSB of New York. Selected due to similar interest-bearing funding composition, comparable net interest margin, similar level of operating expenses, similar concentration of mortgage-backed securities and 1-4 family loans comprising assets, relatively high degree of diversification into higher risk types of lending and favorable credit quality measures.
- o Fidelity Bancorp, Inc. of Pennsylvania. Selected due to comparable size of branch network and comparable emphasis on commercial real estate lending.
- o First Keystone Financial, Inc. of Pennsylvania. Selected due to similar return on assets, comparable impact of loss provisions on earnings, comparable level of operating expenses, comparable emphasis on commercial real estate lending and favorable credit quality measures.
- o Harleysville Savings Financial Corp. of Pennsylvania. Selected due to comparable asset size, similar earnings contribution from sources of non-interest operating income and favorable credit quality measures.
- o Pamrapo Bancorp, Inc. of New Jersey. Selected due to comparable interest-bearing funding composition and favorable credit quality measures.
- o Severn Bancorp, Inc. of Maryland. Selected due Maryland market area, comparable asset size, similar interest-bearing funding composition, comparable impact of loss provisions on earnings, comparable emphasis on 1-4 family lending, relatively high degree of diversification into higher risk types of lending and favorable credit quality measures.
- o TF Financial Corp. of Pennsylvania. Selected due to comparable size of branch network, similar interest-earning asset composition, similar interest-bearing funding composition, comparable level of operating expenses and favorable credit quality measures.
- o Washington SB, FSB of Maryland. Selected due to Maryland market area, similar earnings contribution from non-interest operating income, comparable level of operating expenses and relatively high degree of diversification into construction and land loans.
- o Willow Financial Bancorp, Inc. of Pennsylvania. Selected due to comparable size of branch network, similar concentration of assets maintained in investments, similar concentration of funding liabilities maintained in borrowings, relatively high level of goodwill and intangibles, comparable impact of loss provisions on earnings, similar concentration of mortgage-backed securities and 1-4 family loans comprising assets, relatively high degree of diversification into higher risk types of lending and favorable credit measures.

In aggregate, the Peer Group companies maintain a slightly lower level of capital than the industry average (10.27% of assets versus 12.44% for all public companies), generate higher earnings as a percent of average assets (0.68% ROAA versus 0.57% for all public companies), and generate a higher return on equity (7.59% ROE versus 5.66% for all public companies). Overall, the Peer Group's average P/B ratio and average P/E multiple were below the comparable averages for all publicly-traded thrifts.

	All Publicly-Traded	***Peer Group***
Financial Characteristics (Averages)		
Assets ($Mil)	$3,022	$712
Market capitalization ($Mil)	443	96
Equity/assets (%)	12.44%	10.27%
Return on average assets (%)	0.57%	0.68%
Return on average equity (%)	5.66%	7.59%
Pricing Ratios (Averages)(1)		
Price/earnings (x)	20.18x	16.50x
Price/book (%)	144.26%	135.15%
Price/assets (%)	17.95%	13.53%

(1) Based on market prices as of May 29, 2007 – see Table 4.4.

Ideally, the Peer Group companies would be comparable to Bradford Bancorp in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Bradford Bancorp, as will be highlighted in the following comparative analysis. The financial data presented for Bradford Bancorp includes the estimated pro forma impact of the acquisition of Patapsco Bancorp and the mergers of Golden Prague and Senator Bank, unless noted otherwise. The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Bradford Bancorp and the Peer Group. Bradford Bancorp's and the Peer Group's ratios reflect balances as of March 31, 2007,

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of March 31, 2007

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Bradford Bancorp, Inc. March 31, 2007	-0.2%	14.9%	77.6%	79.9%	11.1%	0.6%	7.5%	4.9%	2.6%	0.0%	76.06%	32.61%	79.60%	68.10%	234.08%	48.65%	-31.15%	6.48%	6.48%	10.21%
All Public Companies																				
Averages	4.6%	19.8%	70.1%	68.9%	17.1%	0.7%	12.1%	1.1%	11.0%	0.0%	5.48%	-0.63%	8.34%	6.75%	-3.21%	4.45%	3.65%	10.73%	10.47%	17.47%
Medians	3.2%	17.6%	70.3%	70.3%	15.6%	0.0%	10.6%	0.2%	9.0%	0.0%	4.61%	-3.60%	7.23%	5.25%	-3.19%	3.93%	3.55%	9.31%	8.98%	14.50%
State of MD																				
Averages	2.4%	23.7%	68.6%	69.9%	16.4%	1.1%	12.0%	0.0%	12.0%	0.0%	-3.89%	16.04%	-14.74%	-8.52%	14.40%	11.46%	11.50%	11.30%	11.30%	19.86%
Medians	2.4%	23.7%	68.6%	69.9%	16.4%	1.1%	12.0%	0.0%	12.0%	0.0%	-3.89%	16.04%	-14.74%	-8.52%	14.40%	11.46%	11.50%	11.30%	11.30%	19.86%
Comparable Group																				
Averages	3.1%	25.7%	66.3%	69.1%	18.8%	0.9%	10.3%	0.8%	9.4%	0.0%	0.72%	-1.52%	1.80%	4.53%	-9.23%	6.65%	6.78%	10.02%	9.27%	16.62%
Medians	2.7%	25.8%	65.0%	70.2%	15.9%	0.0%	9.5%	0.0%	7.9%	0.0%	-0.20%	-3.41%	2.44%	4.30%	-6.72%	6.78%	7.07%	9.02%	8.62%	14.83%
Comparable Group																				
ABNJ American Bancorp of NJ	5.9%	12.6%	76.4%	71.5%	7.7%	0.0%	19.6%	0.0%	19.6%	0.0%	7.37%	-19.15%	13.67%	20.35%	-18.63%	-15.37%	-15.37%	15.62%	15.62%	27.18%
ESBK Elmira Savings Bank, FSB of NY	1.6%	32.7%	62.2%	77.9%	15.0%	0.0%	6.6%	0.1%	6.5%	0.0%	12.39%	11.95%	13.86%	21.41%	-16.74%	7.98%	8.57%	6.68%	6.68%	11.42%
FSBI Fidelity Bancorp, Inc. of PA	1.2%	33.3%	62.4%	58.2%	33.1%	1.4%	6.3%	0.4%	6.0%	0.0%	2.64%	-14.23%	15.82%	6.01%	-2.74%	9.76%	10.55%	NA	7.42%	12.66%
FKFS First Keystone Financial, Inc. of PA	6.6%	28.0%	59.8%	69.7%	18.1%	4.1%	6.7%	0.0%	6.7%	0.0%	0.42%	-0.07%	1.77%	0.32%	-6.16%	27.10%	27.10%	9.31%	9.33%	15.35%
HARL Harleysville Savings Fin. Corp. of PA	1.1%	42.8%	52.4%	56.9%	35.9%	0.0%	6.4%	0.0%	6.4%	0.0%	-0.82%	-10.66%	7.98%	0.60%	-3.77%	2.61%	2.61%	NA	6.55%	13.68%
PBCI Pamrapo Bancorp, Inc. of NJ	4.4%	23.7%	70.1%	74.7%	15.0%	0.0%	9.2%	0.0%	9.2%	0.0%	-0.93%	-5.46%	1.23%	0.46%	-7.28%	-0.94%	-0.94%	8.73%	8.73%	15.68%
SVBI Severn Bancorp, Inc. of MD	3.8%	1.7%	90.0%	70.7%	16.4%	2.3%	9.8%	0.0%	9.8%	0.0%	4.90%	15.50%	3.12%	4.20%	1.79%	17.35%	17.43%	11.30%	11.30%	14.30%
THRD TF Financial Corp. of Newtown PA	1.5%	18.5%	75.1%	73.3%	15.3%	0.0%	10.2%	0.7%	9.5%	0.0%	-1.69%	-1.36%	-2.24%	4.40%	-27.30%	8.74%	9.53%	NA	NA	16.29%
WSB Washington SB, FSB of Bowie MD(1)	1.0%	45.7%	47.3%	69.0%	16.4%	0.0%	14.2%	0.0%	14.2%	0.0%	-12.68%	16.57%	-32.59%	-21.23%	27.01%	5.57%	5.57%	NA	NA	25.41%
WFBC Willow Financial Bancorp Inc. of PA	4.2%	17.9%	67.5%	69.1%	14.7%	1.7%	13.7%	7.2%	6.5%	0.0%	-4.39%	-8.25%	-4.63%	8.77%	-38.46%	3.67%	2.72%	8.50%	8.50%	14.20%

(1) Financial information is for the quarter ending December 31, 2006.

Source: Audited and *unaudited* financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, unless otherwise indicated for the Peer Group companies. Bradford Bancorp's net worth base of 7.5% was below the Peer Group's net worth ratio of 10.3%. The difference between the Company's and the Peer Group's tangible equity-to-assets ratios widened somewhat, as goodwill and intangibles were a more significant factor on the Company's balance sheet (4.9% of assets versus 0.8% for the Peer Group). The Company's pro forma capital position (consolidated with the holding company) will increase with the addition of the stock proceeds to a level that will be more comparable to the Peer Group's tangible capital ratio. Both the Company's and the Peer Group's capital ratios reflected surpluses over the regulatory capital requirements. Regulatory capital ratios shown for the Company are on a stand alone basis.

The interest-earning asset compositions for the Company and the Peer Group were somewhat similar, with loans constituting the largest component of their respective interest-earning assets. The Company's loans-to-assets ratio of 77.6% exceeded the comparable Peer Group ratio of 66.3%. Comparatively, the Peer Group's cash and investments-to-assets ratio of 28.8% was above the comparable ratio for the Company of 14.7%. Overall, Bradford Bancorp's interest-earning assets amounted to 92.3% of assets, which was less than the Peer Group's ratio of 95.1%. The Company's lower ratio was largely attributable to the larger impact of goodwill and intangibles had on its balance sheet.

Bradford Bancorp's funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Company's deposits equaled 79.9% of assets, which was above the Peer Group average of 69.1%. Borrowings, inclusive of subordinated debt, represented a more significant funding source for the Peer Group, as indicated by borrowings-to-assets ratios of 11.7% and 19.7% for the Company and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Company and the Peer Group, as a percent of assets, equaled 91.6% and 88.8%, respectively. The Peer Group's lower level of interest-bearing liabilities was supported by maintenance of a higher level of capital.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Peer Group's IEA/IBL ratio is stronger than the Company's ratio, based on ratios of 100.8% and 107.1% for the Company and the Peer Group, respectively. The additional capital realized from stock proceeds should serve to provide Bradford Bancorp with an IEA/IBL ratio that is more comparable to the Peer Group's ratio, as the increase in capital realized from the stock proceeds will lessen the proportion of interest-bearing liabilities funding assets and on the asset size the proceeds will more than offset the investment funds that were utilized to fund the cash costs of the Patapsco Bancorp acquisition. At the same time, the Company's higher level of goodwill and intangibles will continue to result in a lower interest-earning assets-to-assets ratio than maintained by the Peer Group.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Bradford Bancorp's growth rates were based on annualized growth for the 15 month period ended at March 31, 2007, while the Peer Group's growth rates were based on annual growth for the 12 months ended March 31, 2007, unless indicated otherwise for the Peer Group companies. The Company's growth rates reflect Bradford Bancorp's growth and the pro forma growth resulting from the acquisition of Patapsco Bancorp and the mergers of Golden Prague and Senator Bank. The pro forma impact of the acquisition and mergers, as well as the recently completed acquisition of Valley Bancorp, largely accounted for Bradford Bancorp's significantly higher balance sheet growth measures. Asset growth rates for the Company and the Peer Group equaled 76.1% and 0.7%, respectively. Loan growth of 79.6% was the primary source of the Company's asset growth, while cash and investments increased at a 32.6% annual rate. The lower growth rate reflected for cash and investments includes the loss of funds that will be used to fund the cash portion of the Patapsco consideration and related after-tax acquisition and merger costs. Comparatively, the Peer Group recorded loan growth of 1.8% and a 1.5 % decrease in cash and investments.

Acquisition-related growth also supported higher deposit, borrowing and net worth growth rates for Bradford Bancorp. Deposit and borrowing growth rates posted by the Company equaled 68.1% and 234.1%, respectively, versus a 4.5% increase in deposits and a 9.2% decrease in borrowings for the Peer Group. The Peer Group's 6.7% capital growth rate reflects the retention of earnings partially offset by dividend payments and stock repurchases. Comparatively, the Company's significantly higher capital growth rate of 46.7% was substantially attributable to the increase in capital that will result from the issuance of stock to fund 50% of the consideration to be paid for the acquisition of Patapsco Bancorp. However, as the result of the goodwill and intangibles that will be created by the Patapsco Bancorp acquisition, as well as goodwill and intangibles created by the acquisition of Valley Bancorp, the Company's tangible net worth growth rate reflected a decline of 31.2%.

Income and Expense Components

Table 3.3 displays comparable statements of operations for the Company and the Peer Group, based on earnings for the twelve months ended March 31, 2007. The Company's earnings have been adjusted to reflect the pro forma impact of the Patapsco Bancorp acquisition and mergers of Golden Prague and Senator Bank, unless otherwise noted. For the period shown in Table 3.3, Bradford Bancorp and the Peer Group reported net income to average assets ratios of 0.13% and 0.68%, respectively. The Peer Group's higher return was realized through higher net interest income, lower operating expenses, higher non-interest operating income and lower loss provisions.

The Peer Group's stronger net interest margin was the result of a higher interest income ratio, which was partially offset by the Company's lower interest expense ratio. While the Company maintained a higher yield on interest-earning assets (6.45% versus 6.15% for the Peer Group), the Peer Group's higher interest income ratio was supported by maintaining a higher concentration of assets in interest-earning assets and the pro forma reduction in the Company's interest income resulting from funding the cash consideration for the Patapsco Bancorp acquisition. Comparatively, while the Peer Group maintained a lower cost of funds than the Company (3.46% versus 3.81% for the Company), the Company's lower interest expense ratio was supported by purchase accounting adjustments and Patapsco Bancorp's lower cost of funds. Yields and costs reflected for the Company were calculated on a stand alone basis. Overall, Bradford Bancorp and the Peer Group reported net interest income to average assets ratios of 2.67% and 2.79%, respectively.

In another key area of core earnings strength, the Company maintained a higher level of operating expenses than the Peer Group. Bradford Bancorp's operating expense to average assets ratio, including the expense of amortizing intangibles, equaled 2.56% for the twelve month period, versus a comparable ratio of 2.21% for the Peer Group. The Company's higher operating expense ratio was attributable to a higher level of general and administrative expenses, as well as

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended March 31, 2007

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads			MEMO:	MEMO:
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	Assets/ FTE Emp.	Effective Tax Rate
Bradford Bancorp, Inc.																			
March 31, 2007	0.13%	5.63%	2.96%	2.67%	0.16%	2.51%	0.00%	0.00%	0.23%	0.23%	2.37%	0.19%	-0.01%	0.00%	6.45%	3.81%	2.64%	$4,256	23.02%
All Public Companies																			
Averages	0.56%	5.78%	3.01%	2.77%	0.09%	2.68%	0.03%	0.00%	0.63%	0.66%	2.52%	0.03%	0.03%	0.00%	6.13%	3.47%	2.65%	$5,596	32.33%
Medians	0.57%	5.69%	3.00%	2.75%	0.07%	2.67%	0.00%	0.00%	0.51%	0.52%	2.49%	0.00%	0.01%	0.00%	6.03%	3.47%	2.73%	$4,523	32.94%
State of MD																			
Averages	1.24%	7.26%	3.49%	3.77%	0.06%	3.72%	0.10%	0.06%	0.27%	0.42%	2.19%	0.00%	0.08%	0.00%	7.58%	3.95%	3.63%	$5,286	37.45%
Medians	1.24%	7.26%	3.49%	3.77%	0.06%	3.72%	0.10%	0.06%	0.27%	0.42%	2.19%	0.00%	0.08%	0.00%	7.58%	3.95%	3.63%	$5,286	37.45%
Comparable Group																			
Averages	0.68%	5.86%	3.07%	2.79%	0.06%	2.73%	0.02%	0.01%	0.42%	0.45%	2.19%	0.02%	0.01%	0.01%	6.15%	3.46%	2.69%	$5,536	30.56%
Medians	0.60%	5.60%	3.02%	2.92%	0.06%	2.89%	0.00%	0.00%	0.47%	0.49%	2.36%	0.00%	0.03%	0.00%	5.92%	3.61%	2.92%	$4,743	32.91%
Comparable Group																			
ABNJ American Bancorp of NJ	0.24%	5.14%	2.67%	2.47%	0.09%	2.38%	0.00%	0.00%	0.24%	0.24%	2.25%	0.00%	0.00%	0.00%	5.36%	3.52%	1.84%	$7,593	35.84%
ESBK Elmira Savings Bank, FSB of NY	0.47%	5.61%	2.85%	2.76%	-0.09%	2.85%	0.00%	0.00%	0.53%	0.53%	2.49%	0.03%	-0.23%	0.00%	5.87%	3.07%	2.80%	$4,179	25.13%
FSBI Fidelity Bancorp, Inc. of PA	0.57%	5.49%	3.58%	1.91%	0.11%	1.80%	0.04%	-0.02%	0.45%	0.46%	1.70%	0.01%	0.07%	0.06%	5.67%	3.85%	1.82%	$4,988	18.58%
FKFS First Keystone Financial, Inc. of PA	0.16%	5.47%	3.46%	2.02%	0.16%	1.86%	0.00%	-0.02%	0.66%	0.64%	2.47%	0.00%	-0.06%	0.00%	5.84%	3.72%	2.12%	$4,499	NM
HARL Harleysville Savings Fin. Corp. of PA	0.47%	5.18%	3.59%	1.59%	0.00%	1.59%	0.00%	0.00%	0.19%	0.19%	1.19%	0.00%	0.02%	0.00%	5.36%	3.86%	1.50%	$8,879	22.23%
PBCI Pamrapo Bancorp, Inc. of NJ	0.93%	5.86%	2.63%	3.24%	0.03%	3.21%	0.01%	0.00%	0.37%	0.39%	2.18%	0.00%	0.07%	0.00%	5.98%	2.93%	3.04%	$6,666	37.35%
SVBI Severn Bancorp, Inc. of MD	1.69%	7.98%	3.79%	4.19%	0.18%	4.01%	0.00%	0.00%	0.51%	0.51%	1.71%	0.00%	0.04%	0.00%	8.32%	4.20%	4.11%	$7,540	40.64%
THRD TF Financial Corp. of Newtown PA	0.85%	5.75%	2.48%	3.27%	0.01%	3.26%	0.00%	0.00%	0.50%	0.51%	2.61%	0.01%	0.03%	0.00%	6.03%	2.79%	3.24%	$3,501	28.05%
WSB Washington SB, FSB of Bowie MD(1)	0.80%	6.55%	3.19%	3.36%	-0.07%	3.43%	0.19%	0.11%	0.02%	0.33%	2.68%	0.00%	0.13%	0.00%	6.85%	3.69%	3.15%	$3,032	34.26%
WFBC Willow Financial Bancorp Inc. of PA	0.64%	5.59%	2.51%	3.09%	0.15%	2.94%	0.00%	0.00%	0.71%	0.71%	2.60%	0.14%	-0.02%	0.00%	6.21%	2.92%	3.29%	$4,483	32.91%

(1) Financial information is for the quarter ending December 31, 2006.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

the more significant expense impact of amortizing intangibles. Bradford Bancorp's higher level of general and administrative expenses can in part be explained by maintenance of a comparatively higher number of employees relative to its asset size. Before factoring in any staffing reductions that may result following the acquisition, assets per full time equivalent employee equaled $4.3 million for the Company versus a comparable measure of $5.5 million for the Peer Group.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Company's earnings were not as strong as the Peer Group's. Expense coverage ratios posted by Bradford Bancorp and the Peer Group equaled 1.04x and 1.26x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

Sources of non-interest operating income were a larger contributor to the Peer Group's earnings, with such income amounting to 0.23% and 0.45% of Bradford Bancorp's and the Peer Group's average assets, respectively. The Company's lower level of non-interest operating income is indicative of an institution with a deposit base that is concentrated in CDs rather than fee generating transaction accounts. Taking non-interest operating income into account in comparing the Company's and the Peer Group's core earnings, Bradford Bancorp's efficiency ratio of 81.7% was less favorable than the Peer Group's efficiency ratio of 67.6%.

Loan loss provisions had a more significant impact on the Company's earnings, amounting to 0.16% and 0.06% of the Company's and the Peer Group's average assets, respectively. The higher level of loss provisions established by the Company was consistent with its greater degree of diversification into higher risk types of lending.

Net gains and losses were nominal factors in the Company's and the Peer Group's earnings. Typically, gains and losses generated from the sale of assets are viewed as earnings with a relatively high degree of volatility and, thus, are substantially discounted in the evaluation of an institution's core earnings.

Taxes had a larger impact on the Peer Group's earnings, as Bradford Bancorp and the Peer Group posted effective tax rates of 23.02% and 30.56%, respectively.

Loan Composition

Table 3.4 presents data related to the Company's and the Peer Group's loan portfolio compositions, as well as data pertaining to investments in mortgage-backed securities, loans serviced for others and risk-weighted assets. Bradford Bancorp's ratios include the pro forma impact of the Patapsco Bancorp acquisition and the mergers of Golden Prague and Senator Bank. The information presented for the Company and the Peer Group reflect data as of March 31, 2007, unless otherwise indicated for the Peer Group companies. In comparison to the Peer Group, the Company's loan portfolio composition reflected a lower concentration in the aggregate of 1-4 family residential mortgage loans and mortgage-backed securities (39.7% of assets versus 53.3% for the Peer Group). In comparison to Bradford Bancorp, the Peer Group maintained higher concentrations of both mortgage-backed securities and 1-4 family loans. Loans serviced for others represented a slightly more significant off-balance sheet item for the Peer Group, both in terms of balance of loans serviced ($28.8 million versus $19.3 million for the Company) and as a percent of assets on-balance sheet assets (4.0% versus 2.3% for the Company). Relatively small balances of loans serviced for others translated into modest balances of loan servicing intangibles for the Company and the Peer Group.

Diversification into higher risk types of lending was generally more significant for the Company, with the exception of commercial real estate loans. Commercial real estate loans represented the most significant area of loan portfolio diversification for the Peer Group, with such loans equaling 13.6% of the Peer Group's assets. Comparatively, Bradford Bancorp's commercial real estate loan portfolio equaled 11.4% of assets. Construction/land loans, equal to 13.1% of assets, constituted the most significant area of lending diversification for the Company versus 8.6% of assets for the Peer Group. Commercial business loans and consumer loans were also more significant areas of lending diversification for the Company. Consistent with the

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution analysis
As of March 31, 2007

Institution	Portfolio Composition as a Percent of Assets						RWA/	Serviced	Servicing
	MBS	1-4 Family	Constr. & Land	5+Unit Comm RE	Commerc. Business	Consumer	Assets	For Others	Assets
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000)	($000)
Bradford Bancorp, Inc.	5.42%	34.28%	13.07%	11.42%	11.15%	9.10%	66.39%	$19,250	$215
All Public Companies									
Averages	10.13%	37.42%	6.78%	18.51%	4.21%	3.11%	63.47%	$1,281,982	$15,134
Medians	7.65%	35.30%	4.56%	17.42%	2.70%	0.79%	64.29%	$30,920	$119
State of MD									
Averages	6.08%	27.39%	28.43%	13.70%	1.46%	0.14%	70.78%	$23,495	$0
Medians	6.08%	27.39%	28.43%	13.70%	1.46%	0.14%	70.78%	$23,495	$0
Comparable Group									
Averages	14.09%	39.21%	8.55%	13.59%	3.02%	2.12%	60.04%	$28,784	$126
Medians	12.74%	40.52%	4.86%	13.50%	1.77%	0.33%	57.72%	$27,060	$49
Comparable Group									
ABNJ American Bancorp of NJ	8.91%	54.24%	4.15%	14.50%	1.38%	0.13%	53.58%	$20,460	$98
ESBK Elmira Savings Bank, FSB of NY	11.11%	30.12%	0.44%	10.07%	9.45%	10.11%	62.41%	$70,020	$398
FSBI Fidelity Bancorp, Inc. of PA	13.30%	41.82%	4.80%	11.42%	3.43%	0.39%	54.79%	$0	$0
FKFS First Keystone Financial, Inc. of PA	20.22%	39.21%	4.92%	12.49%	4.59%	0.27%	64.38%	$49,660	$272
HARL Harleysville Savings Fin. Corp. of PA	27.57%	49.26%	0.59%	0.64%	0.74%	0.16%	48.46%	$3,880	$0
PBCI Pamrapo Bancorp, Inc. of NJ	22.15%	44.26%	2.07%	23.36%	1.41%	0.39%	57.06%	$280	$0
SVBI Severn Bancorp, Inc. of MD	0.25%	32.23%	35.99%	23.07%	0.78%	0.17%	83.19%	$46,470	$0
THRD TF Financial Corp. of Newtown PA	12.40%	50.80%	5.74%	15.65%	0.95%	0.53%	56.68%	$33,660	$279
WSB Washington SB, FSB of Bowie MD(1)	11.91%	22.55%	20.87%	4.32%	2.13%	0.12%	58.38%	$520	$0
WFBC Willow Financial Bancorp Inc. of PA	13.09%	27.59%	5.95%	20.41%	5.29%	8.96%	61.51%	$62,890	$209

(1) Financial information is for the quarter ending December 31, 2006.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Company's more significant lending diversification into higher risk types of loans, Bradford Bancorp's risk weighted assets-to-assets ratio of 66.4% exceeded the comparable Peer Group ratio of 60.0%.

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group companies. The Company's ratios for "Balance Sheet Measures" reflect the pro forma impact of the Patapsco Bancorp acquisition and the mergers of Golden Prague and Senator Bank. The "Quarterly Change In Net Interest Income" figures reflect Bradford Bancorp's operations only, due to the absence of data for the merged entity. Additionally, the historical fluctuations in the net interest margins of the other institutions are considered to be less meaningful for purposes of analyzing interest rate risk of the combined entity, since the interest rate sensitive assets and liabilities of those institutions will be marked-to-market based on prevailing interest rates at the time the acquisition and mergers become effective.

In terms of balance sheet composition, Bradford Bancorp's interest rate risk characteristics were considered to be less favorable than the Peer Group's. Most notably, Bradford Bancorp's lower tangible capital position and lower IEA/IBL ratio indicate a greater dependence on the yield-cost spread to sustain the net interest margin. Likewise, the Peer Group's lower level of non-interest earning assets represented a positive consideration in terms of capacity to generate higher interest income than the Company. On a pro forma basis, the infusion of stock proceeds should serve to narrow the differences between the Company's and the Peer Group's ratios, although, due to the Company's higher level of goodwill and intangibles, the Company will continue to maintain a higher ratio for non-interest earning assets.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Bradford Bancorp and the Peer Group. In general, the relative fluctuations in the Company's and the Peer Group's net interest income to average assets ratios were considered to be fairly comparable and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.5, Bradford

Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of March 31, 2007 or Most Recent Date Available

Institution	Balance Sheet Measures			Quarterly Change in Net Interest Income					
	Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	3/31/2007	12/31/2006	9/30/2006	6/30/2006	3/31/2006	12/31/2005
				(change in net interest income is annualized in basis points)					
Bradford Bancorp, Inc.	2.6%	100.8%	7.7%	-2	-13	-19	4	6	-10
All Public Companies	11.0%	109.4%	5.5%	0	-8	-6	-3	-3	2
State of MD	12.0%	108.4%	5.3%	-9	-29	-14	4	-19	-10
Comparable Group									
Averages	9.4%	107.3%	4.9%	-2	-15	-12	-1	-4	0
Medians	8.0%	105.8%	4.8%	-1	-15	-13	-1	-3	-8
Comparable Group									
ABNJ American Bancorp of NJ	19.6%	119.8%	5.1%	-17	-14	-7	-3	16	55
ESBK Elmira Savings Bank, FSB of NY	6.5%	103.9%	3.5%	11	-23	-17	-6	-3	-8
FSBI Fidelity Bancorp, Inc. of PA	6.0%	104.6%	3.1%	9	-1	0	-4	1	-9
FKFS First Keystone Financial, Inc. of PA	6.7%	102.6%	5.7%	12	-11	-17	-2	3	7
HARL Harleysville Savings Fin. Corp. of PA	6.4%	103.7%	3.7%	7	-12	-11	1	11	-12
PBCI Pamrapo Bancorp, Inc. of NJ	9.2%	109.5%	1.8%	-4	-19	-11	-11	-3	-11
SVBI Severn Bancorp, Inc. of MD	9.8%	106.7%	4.6%	-9	-21	-14	2	-15	18
THRD TF Financial Corp. of Newtown PA	9.5%	107.3%	4.9%	-29	2	-5	7	-15	0
WSB Washington SB, FSB of Bowie MD(1)	14.2%	110.2%	6.0%	NA	-37	-14	6	-23	-38
WFBC Willow Financial Bancorp Inc. of PA	6.5%	104.8%	10.4%	-1	-16	-20	1	-11	NA

(1) Financial information is for the quarter ending December 31, 2006.
NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Bancorp and the Peer Group were viewed as maintaining a similar degree of interest rate risk exposure in their respective net interest margins. The stability of the Company's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Bradford Bancorp's assets and the proceeds will be substantially deployed into interest-earning assets.

Credit Risk

Overall, the credit risk factors associated with Bradford Bancorp's and the Peer Group's balance sheets were considered to be indicative of limited credit risk exposure. Bradford Bancorp's ratios include the pro forma impact of the Patapsco Bancorp acquisition and the mergers of Golden Prague and Senator Bank. As shown in Table 3.6, Bradford Bancorp's ratio of non-performing assets and accruing loans that are more than 90 days past due as a percent of assets was below the comparable Peer Group ratio (0.27% versus 0.45% for the Peer Group). Likewise, Bradford Bancorp's non-performing loans-to-loans ratio, which does not include accruing loans that are more than 90 days past due, was lower than the Peer Group's ratio (0.30% versus 0.44% for the Peer Group). Loss reserves were stronger for the Peer Group relative to non-performing loans (353.2% versus 189.9% for the Company) and loans (0.79% versus 0.58% for the Company). Net loan charge-offs were nominal for the Company and the Peer Group, equal to 0.03% and 0.01% of their respective loan balances.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Bradford Bancorp. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

Table 3.6
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of March 31, 2007 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Bradford Bancorp, Inc.	0.02%	0.27%	0.30%	0.58%	189.91%	166.53%	$219	0.03%
All Public Companies								
Averages	0.08%	0.54%	0.58%	0.84%	271.08%	207.18%	$358	0.11%
Medians	0.01%	0.34%	0.36%	0.80%	179.82%	129.90%	$59	0.03%
State of MD								
Averages	0.07%	0.76%	0.70%	0.99%	168.57%	130.87%	$87	0.04%
Medians	0.07%	0.76%	0.70%	0.99%	168.57%	130.87%	$87	0.04%
Comparable Group								
Averages	0.03%	0.45%	0.44%	0.79%	353.16%	158.03%	$261	0.02%
Medians	0.00%	0.36%	0.43%	0.67%	220.13%	130.03%	$23	0.01%
Comparable Group								
ABNJ American Bancorp of NJ	0.00%	0.33%	0.41%	0.56%	NA	129.19%	$0	0.00%
ESBK Elmira Savings Bank, FSB of NY	0.00%	0.11%	0.08%	0.70%	813.37%	423.66%	$22	0.04%
FSBI Fidelity Bancorp, Inc. of PA	0.02%	0.36%	0.53%	0.62%	108.38%	103.22%	$399	0.00%
FKFS First Keystone Financial, Inc. of PA	0.00%	0.75%	NA	1.12%	251.79%	89.09%	$30	0.04%
HARL Harleysville Savings Fin. Corp. of PA	0.00%	NA	NA	0.48%	787.85%	NA	$7	0.01%
PBCI Pamrapo Bancorp, Inc. of NJ	0.00%	0.36%	0.20%	0.63%	403.71%	116.32%	$20	0.02%
SVBI Severn Bancorp, Inc. of MD	0.15%	0.76%	0.70%	1.14%	168.57%	130.87%	$23	0.01%
THRD TF Financial Corp. of Newtown PA	0.00%	0.32%	0.43%	0.57%	103.13%	135.78%	$13	0.00%
WSB Washington SB, FSB of Bowie MD(1)	0.00%	NA	NA	0.85%	NA	NA	$150	0.07%
WFBC Willow Financial Bancorp Inc. of PA	0.13%	0.64%	0.74%	1.27%	188.47%	136.08%	$1,944	0.00%

(1) Financial information is for the quarter ending December 31, 2006.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company's conversion transaction.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in the operations and financial conditions of the combined institutions; (2) monitor the operations and financial conditions of the combined institutions relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Bradford Bancorp's value, or Bradford Bancorp's value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group, incorporating the Patapsco Bancorp acquisition and the mergers of Golden Prague and Senator Bank, and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, including the market for new issues, to assess the impact on value of Bradford Bancorp coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value, because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strengths are noted as follows:

- Overall A/L Composition. Loans funded by retail deposits were the primary components of the Company's and Peer Group's balance sheets. The Company's interest-earning asset composition exhibited a higher concentration of loans and a greater degree of diversification into higher risk and higher yielding types of loans. Overall, the Company's risk weighted assets-to-assets ratio was higher than the Peer Group's ratio. Bradford Bancorp's funding composition reflected a higher level of deposits and a lower level of borrowings in comparison to the Peer Group's ratios. Overall, as a percent of assets, the Company maintained a lower level of interest-earning assets and a higher level of interest-bearing liabilities relative to the Peer Group's measures, which resulted in a higher IEA/IBL ratio for the Peer Group. The infusion of stock proceeds should serve to increase the Company's IEA/IBL ratio to a ratio that is more comparable to the Peer Group's ratio, although the Company will continue to maintain a higher level of non-interest earning assets compared to the Peer Group. The Company's higher level of non-interest earning assets is largely due to the higher level of goodwill and intangibles that will be maintained by the Company following the acquisition of Patapsco Bancorp. On balance, RP Financial concluded that the Company's pro forma asset/liability composition was a neutral factor in our adjustment for financial condition.

- Credit Quality. The Company maintained lower ratios of non-performing assets-to-assets and non-performing loans-to-loans. Reserves as a percent of non-performing loans and as a percent of loan were higher for the Peer Group. Net loan charge-offs were modest for both the Company and the Peer Group The Company's more significant diversification into higher risk types of lending translated in a higher risk weighted assets-to-assets ratio for the Company. Overall, RP Financial concluded that credit quality was a neutral factor in our adjustment for financial condition.

- Balance Sheet Liquidity. The Company operated with a lower level of cash and investment securities relative to the Peer Group (14.7% of assets versus 28.8% for the Peer Group). The Company's cash and investments ratio reflects the reduction in cash and investments to fund the cash consideration to be paid for the acquisition of Patapsco Bancorp, but does not reflect the impact of the stock offering. Accordingly, after taking into account the pro forma impact of the stock offering, the Company's cash and investments ratio will be more comparable to the Peer Group's ratio. The Company's future borrowing capacity was considered to be slightly greater than the Peer Group's, based on Bradford Bancorp's current lower utilization of borrowings. Overall, RP Financial concluded that this was a neutral factor in our adjustment for financial condition.

- o Funding Liabilities. The Company's interest-bearing funding composition reflected a higher concentration of deposits and a lower concentration of borrowings relative to the comparable Peer Group ratios. However, due to the high concentration of the Company's deposits maintained in CDs, the Peer Group maintained a lower cost of funds than the Company. In total, the Company maintained a higher level of interest-bearing liabilities than the Peer Group, which was attributable to Bradford Bancorp's lower capital position. Following the stock offering, the increase in the Company's capital position should serve to reduce the level of interest-bearing liabilities funding assets to a ratio that is less than the Peer Group's ratio. Overall, RP Financial concluded that the Company's lower pro forma ratio of interest-bearing liabilities funding assets was offset by the Peer Group's lower cost of funds. Accordingly, we concluded that this was a neutral factor in our adjustment for financial condition.

- o Capital. The Company maintains lower pre-conversion capital ratios than the Peer Group on a reported basis and on a tangible capital basis. After factoring in stock proceeds, the Company's and the Peer Group's tangible capital positions should be fairly comparable. Accordingly, RP Financial concluded that capital strength was a neutral factor in our adjustment for financial condition.

On balance, Bradford Bancorp's pro forma balance sheet strength was considered to be comparable to the Peer Group's. Accordingly, no adjustment was warranted for the Company's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple the investment community will pay for earnings. The major factors considered in the valuation are described below.

- o Reported Earnings. The Company's reported earnings were lower than the Peer Group's on a ROAA basis (0.13% of average assets versus 0.68% for the Peer

Group). A higher net interest margin, a higher level of non-interest operating income, a lower level of loss provisions and a lower level of operating expenses supported the Peer Group's higher return. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Company's earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by operating expenses associated with operating as a publicly-traded company and the implementation of stock benefit plans. Overall, the Company's reported earnings were considered to be less favorable than the Peer Group's and, thus, the Company's reported earnings were considered as a slightly negative factor in our adjustment for the Company's profitability growth and viability of earnings.

- Core Earnings. Both the Company's and the Peer Group's earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Company operated with a lower net interest margin, a lower level of non-interest operating income and a higher operating expense ratio. The Company's lower net interest margin and higher level of operating expenses translated into a lower expense coverage ratio (1.04x versus 1.26x for the Peer Group). Similarly, the Company's efficiency ratio of 81.7% was less favorable than the Peer Group's efficiency ratio of 67.6%. Loss provisions had a more significant impact on the Company's earnings and the Company maintained a lower effective tax rate than the Peer Group. Overall, these measures, as well as the expected earnings benefit the Company should realize from the redeployment of stock proceeds into interest-earning assets net of the additional expenses associated with the stock benefit plans, indicate that the Company's core earnings were less favorable than the Peer Group's. Accordingly, the Company's core earnings were considered a slightly negative factor in our adjustment for the Company's profitability growth and viability of earnings.

- Interest Rate Risk. Quarterly changes in the Company's and the Peer Group's net interest income to average assets ratios indicated that the degree of volatility associated with the Company's and the Peer Group's net interest margins were fairly comparable. Other measures of interest rate risk, such as capital ratios, IEA/IBL ratios, and the level of non-interest earning assets-to-total assets were more favorable for the Peer Group, thereby indicating a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the Company's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and should narrow the current advantages reflected in the Peer Group's ratios. However, as the result of the Company's higher level of non-interest earning assets, the Company will need to maintain a higher yield-cost spread to sustain a comparable level of net interest income as the Peer Group. Overall, RP Financial concluded that interest rate risk was a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

- Credit Risk. Loan loss provisions were a larger factor in the Company's earnings (0.16% of average assets versus 0.06% for the Peer Group). In terms of future exposure to credit quality related losses, the Company maintained a higher concentration of loans and lending diversification into higher risk types of loans was more significant for the Company. The Company's credit quality measures showed lower ratios for non-performing assets and non-performing loans, while the Peer Group maintained stronger reserve coverage ratios than the Company. Overall, RP Financial concluded that earnings credit risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

- o Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, earnings growth facilitated by acquisition related growth was considered to be more favorable for the Company pursuant to the increase in earnings that will be provided by the acquisition of Patapsco Bancorp and to a lesser extent the mergers of Golden Prague and Senator Bank. Second, following the infusion of stock proceeds, the Company's earnings growth potential with respect to leverage capacity will be comparable to the Peer Group's leverage capacity. Lastly, the Company's less diversified operations into areas that generate non-interest operating income implies less favorable earnings growth potential and sustainability of earnings during periods when net interest margins come under pressure as the result of higher interest rates. Overall, the Company's earnings growth potential appears to be slightly more favorable than the Peer Group's, and, thus, we concluded that this was a slightly positive factor in our adjustment for profitability, growth and viability of earnings.

- o Return on Equity. The Company's pro forma return on equity will be below the comparable averages for the Peer Group and the industry, which will be attributable to a combination of Bradford Bancorp's lower pro forma return on assets and higher pro forma capital position on a reported basis. In view of the lower capital growth rate that will be imposed by Bradford Bancorp's lower ROE, we concluded that this was a slightly negative factor in the adjustment for profitability, growth and viability of earnings.

Overall, the upward adjustment applied for the Company's earnings growth potential was more than offset by the downward adjustments applied for the Company's reported earnings, core earnings, interest rate risk and return on equity. Accordingly, RP Financial concluded that a slight downward valuation adjustment was warranted for the Company's profitability, growth and viability of earnings.

3. Asset Growth

As the result of the acquisition related growth, Bradford Bancorp's asset growth was significantly stronger than the Peer Group's asset growth. The Company's organic asset growth was also stronger than the asset growth reflected for the Peer Group, which was supported by the

Company's loan growth. On a pro forma basis, the Company's tangible equity-to-assets ratio will be fairly comparable to the Peer Group's ratio, indicating similar leverage capacity as maintained by the Peer Group. The expansion of market area and customer base resulting from the acquisitions should also facilitate growth opportunities for the Company. On balance, we believe a moderate upward adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Bradford Bancorp's primary market area for loans and deposits is considered to be Baltimore County, which incorporates the markets served by Patapsco Bancorp, Golden Prague and Senator Bank as well. Baltimore County has experienced growth in population and household income since 2000, with such growth falling slightly below the comparable Maryland and U.S. growth rates. Household income for Baltimore County was below and above the comparable respective measures for Maryland and the U.S., while Baltimore County's per capita income approximated Maryland's per capita income and exceeded the U.S. per capita income measure.

Overall, the markets served by the Peer Group companies were viewed as having fairly comparable growth characteristics as the Company's primary market area. On average, the Peer Group companies serve markets with comparable population bases as Baltimore County, which were growing at a slightly slower pace than Baltimore County. The primary market areas served by the Peer Group companies had average and median per capita income measures that approximate Baltimore County's per capita income, while per capita income as a percent of the state average was higher for the Peer Group companies compared to Baltimore County's per capita income as a percent of Maryland's per capita income. The average and median deposit market shares maintained by the Peer Group companies exceeded the Company's market share of deposits in Baltimore County. In general, the degree of competition faced by the Peer Group companies was viewed as being fairly comparable to the Company's competitive environment. Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, Baltimore County's March 2007 unemployment rate was consistent with the majority of unemployment rates indicated for the markets served by the Peer Group companies. On balance, we concluded that no adjustment was appropriate for the Company's market area.

Table 4.1
Market Area Unemployment Rates
Bradford Bancorp, Inc. and the Peer Group Companies (1)

	County	March 2007 Unemployment
Bradford Bancorp, Inc. - MD	Baltimore	3.6%
The Peer Group		
American Bancorp – NJ	Essex	5.5
Elmira Savings Bank - NY	Chemung	5.0
Fidelity Bancorp, Inc. - PA	Allegheny	3.9
First Keystone Financial, Inc. - PA	Delaware	3.8
Harleysville Savings Fin. Corp. – MD	Montgomery	2.6
Pamrapo Bancorp, Inc. - NJ	Hudson	5.2
Severn Bancorp, Inc. – MD	Anne Arundel	3.0
TF Financial Corp. – PA	Bucks	3.6
Washington SB, FSB - MD	Prince George's	3.8
Willow Financial Bancorp - PA	Montgomery	3.3

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

At this time the Company has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Nine out of the ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.33% to 4.39%. The average dividend yield on the stocks of the Peer Group institutions equaled 2.63% as of May 29, 2007. As of May 29, 2007, approximately 83% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.19%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

While the Company has not established a definitive dividend policy prior to converting, the Company will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for purposes of the Company's dividend policy.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Nine of the Peer Group companies trade on the NASDAQ system and Washington SB, FSB trades on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $35.7 million to $182.0 million as of May 29, 2007, with average and median market values of $95.8 million and $75.8 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.3 million to 15.6 million, with average and median shares outstanding of 6.5 million and 4.4 million, respectively. The Company's pro forma market value will be comparable to the Peer Group's average market value, while shares outstanding for the Company will be in the upper end of the range of shares outstanding maintained by the individual Peer Group companies. The Company's stock will be quoted on the NASDAQ Global Market System following the stock offering. Overall, we anticipate that the Company's stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as Bradford Bancorp: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and (3) the acquisition market for thrift franchises in Maryland. All of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. The broader stock market moved lower during the first part of June 2006, as stocks tumbled after an inflation warning by the Federal Reserve Chairman stoked fears of future rate increases. Comparatively, stocks rallied in mid-June following reassuring inflation comments by the Federal Reserve Chairman. Higher interest rates dampened the rally ahead of the Federal Reserve meeting in late-June. Stocks surged higher following the Federal Reserve meeting in late-June, as comments from the Federal Reserve served to calm inflation worries and raised expectations of an end to the current cycle of rate increases.

Geopolitical turmoil and higher oil prices pulled stocks lower at the start of the third quarter of 2006. The broader stock market rallied briefly in mid-July on comments from the Federal Reserve that hinted at the possibility of a pause in the current cycle of rate increases and some favorable second quarter earnings reports. After trading in a narrow range during late-July and early-August, stocks retreated following the Federal Reserve meeting in August. While the Federal Reserve left rates unchanged, stocks declined on concerns of an economic slow down. Favorable inflation data reflected in wholesale and retail prices for July provided a boost to stocks in mid-August. Stocks traded in a narrow range before strengthening at the end of August, as oil prices dropped below $70 a barrel for the first time in two months and the unemployment rate for August dropped to 4.7%. The Dow Jones Industrial Average ("DJIA") moved to a four-month high in mid-September, with further declines in oil prices and the Federal Reserve's decision to leave rates unchanged helping to sustain the positive trend. Stocks retreated modestly heading into late-September, as investors reacted negatively to an economic report showing a slow down in business activity in the Mid-Atlantic region. Lower oil prices and a strong consumer sentiment report helped stocks to rally at the close of the third quarter.

The broader stock market rally was sustained into the fourth quarter of 2006, as the DJIA moved to an all-time high in early-October. Lower oil prices and growing expectations that the next move by the Federal Reserve would be to cut rates extended the stock market rally into mid-October, with the DJIA approaching the 12000 market. The DJIA closed above 12000 heading into late-October 2006, with optimism about corporate earnings, the Federal Reserve's decision to hold rates steady and lower oil prices sustaining the rally. Despite a slight pullback at the end of October, the 3.4% gain in DJIA for October was the best monthly gain since November 2005. Stocks continued to edge lower at the beginning of November, but then rebounded strongly in mid-November. Favorable inflation data reflected in wholesale and consumer prices for October, merger news and upbeat comments by the Federal Reserve about interest rates were factors that contributed to the rally in the broader market. Stocks traded in a narrow range ahead of the holiday shopping season in late-November. After posting a big one day loss in late-November on concerns about retail sales, lower oil prices, merger news and favorable economic reports provided a boost to stocks in early-December. The DJIA traded to record highs in mid- and late-December, as stocks benefited from some robust economic reports and investors betting on a strong finish for the year.

Lower oil prices helped to sustain the positive trend in stocks at the start of 2007, which was followed by a mild pullback due to weakness in technology stocks. Optimism about the economy and some favorable earnings reports helped to lift the DJIA to a record high heading into late-January 2007, which was followed by a one day sell-off on a weak housing report and concerns about higher rates. Stocks surged higher at the end of January 2007, as the Federal Reserve concluded its late-January meeting with no change in rates. The broader stock market traded in a narrow range in early-February and then the DJIA rallied to a new record in mid-February. Comments by the Federal Reserve Chairman that helped to alleviate concerns of higher rates, as well as lower oil prices, were factors that contributed to the mid-February rally. Comparatively, higher oil prices contributed to a downturn in stocks heading into late-February. A sell-off in China's stock market turned into a global market sell-off, as the DJIA plunged over 400 points on February 27th.

Stocks recovered some of the losses from the one day sell-off in early-March 2007, as the broader stock market benefited from a rebound in China's stock market. Mounting troubles for subprime mortgage lenders and weak economic data fueled a sharp downturn in the broader stock market in mid-March, reflecting concerns that rising subprime mortgage delinquencies would filter into the broader economy. Following the sell-off, merger announcements, rallies in overseas markets and a drop in oil prices supported a rebound in the broader stock market ahead of the March meeting of the Federal Reserve. The Federal Reserve's decision to hold rates steady strengthened the stock market rebound, as investors were buoyed by the Federal Reserve's assessment that the economy continued to expand at a moderate pace. Stocks fluctuated at the close of the first quarter on mixed economic data.

Signs of an improving housing market provided a boost to the stock market at the start of the second quarter 2007, with news of an increase in an index of pending existing home sales during February supporting a one-day gain of more than 120 points in the DJIA. News of Iran's release of British hostages, lower oil prices and a favorable March employment report also contributed to the broader market gains in early-April. The broader market rally continued through most of April, as merger news and strong corporate profits lifted the DJIA above a close of 13000 in late-April. For the month of April, the DJIA closed up 5.7%. Stronger than expected manufacturing data and lower oil prices helped to propel the DJIA to five consecutive record highs in early-May. Following a sharp one day sell-off on a weak retail sale report for April, the positive trend in the broader stock market continued into mid-May. A new wave of corporate deals, lower oil prices and a stronger than expected reading for May consumer confidence were noted factors that held to sustain the rally. Stocks eased lower in late-May, reflecting profit taking and concerns about a pullback in China's stock market. As an indication of the general trends in the nation's stock markets over the past year, as of May 29, 2007 the DJIA closed at 13521.34 an increase of 19.9% from one year ago and an increase of 8.5% year-to-date, and the NASDAQ closed at 2572.06 an increase of 16.4% from one year ago and an increase of 6.5% year-to-date. The Standard & Poors 500 Index closed at 1518.11 on May 29, 2007 an increase of 18.6% from one year ago and an increase of 7.0% year-to-date.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have underperformed the broader stock market. Inflation fears, sparked by comments from the Federal Reserve Chairman, pulled thrift stocks lower along with the broader market in early-June 2006. Acquisition speculation helped thrift stocks to stabilize ahead of the broader market heading into mid-June. Interest rate concerns weighed on thrift stocks in mid-June, although thrift stocks moved higher following comments from the Federal Reserve Chairman that eased inflationary concerns. Thrift stocks traded in a narrow range ahead of the Federal Reserve meeting in late-June and then rallied strongly following statements from the Federal Reserve that hinted at the possibility of taking a break from raising interest rates further.

Activity in thrift stocks was neutral at the beginning of the third quarter of 2006, which was followed by a downturn in thrift stocks along with the broader market in mid-July. Comments from the Federal Reserve indicating expectations of inflation moderating and some positive second quarter earnings sparked a brief rally in thrift stocks, which was followed by a pull back in late-July. Earnings falling short of expectations due to margin compression contributed to the sell-off in thrift stocks. Thrift stocks bounced higher in early-August, as July employment data provided signs of a slowing economy and increased expectations that the Federal Reserve would stop raising rates. Mortgage data showing a drop in loan fundings reversed the positive trend in thrift stocks heading into mid-August, which was followed by an upturn in mid-August as thrift stocks participated in the broader market rally that was powered by favorable inflation data. Thrift stocks trended lower in late-August, reflecting concerns of a slowdown in housing. A favorable August employment report provided a boost to the thrift sector at the beginning of September. Inflationary fears prompted a brief sell-off in thrift stocks heading into mid-September, which was followed by a rebound as falling oil prices benefited stocks in general.

Thrift stocks advanced at the start of the fourth quarter of 2006, based on economic data that suggested the economy was slowing and comments from the Federal Reserve Chairman that raised hopes of a decline in short-term interest rates. Acquisition news and strength in the broader market sustained the upward trend in thrift stocks into mid-October. Thrift stocks sold off with the broader market at the end of October and into early-November, as economic data showing slower growth raised concerns for some investors. Strength in the broader market supported a rebound in thrift stocks ahead of the national elections. Favorable inflation data boosted thrifts stocks along with the broader market in mid-November. Weaker than expected housing data pressured thrift stocks lower heading into late-November. Merger news, including Bank of New York's announced merger with Mellon Financial Corp., sparked gains in thrift stocks in early-December 2006. Thrift stocks traded in a narrow range through mid-December, as the Federal Reserve left interest rates unchanged as expected. An upbeat report on home sales helped thrift and bank stocks participate in the broader market rally in late-December.

Thrift stocks traded lower at the start of 2007, as a favorable employment report for December reduced expectations of the Federal Reserve cutting interest rates. Mixed fourth quarter earnings reports and investor nervousness ahead of the Federal Reserve rate meeting provided for a choppy trading market for thrift issues in mid- and late-January 2007. Thrift stocks posted gains in late-January and early-February, as thrift investors reacted favorably to the Federal Reserve's decision to hold rates steady at its late-January meeting. While the DJIA moved to a new high in mid-February, thrift stocks traded in a narrow range heading into late-February. The late-February sell-off triggered by the downturn in China's stock market hit thrift stocks as well. Selling pressure in thrift stocks increased during the first half of March, as mortgage lenders in general were hurt by the deterioration in market conditions for subprime mortgage lenders. In mid-March, the Mortgage Bankers Association reported that subprime mortgage delinquencies rose to a four year high during the fourth quarter of 2006. Thrift stocks participated in the broader stock market rally following the Federal Reserve's decision to hold rates steady at its March meeting, based on expectations that the economy would continue to expand at a moderate pace. Thrift stocks pulled back in late-March, as lenders were hurt by news that sales of new homes fell for the second straight month in February and consumer confidence dropped in March.

A favorable report on February pending existing home sales sparked gains in thrift stocks at the start of the second quarter of 2007. In contrast to the broader market, thrift stocks trended lower in mid-April as a weak housing market and the overhang of problems in the subprime lending market continued to weigh on the thrift sector. Some positive earnings reports helped to boost thrift stocks heading into the second half of April, but the rally did not match gains posted in the broader market. A late-April report showing a decline in home sales in March served to dampen enthusiasm for thrift stocks, while news of Bank of America's $21 billion proposed acquisition of LaSalle Bank Corp. had little impact on trading activity among thrift and bank stocks. Thrift stocks headed higher along with the broader stock market in early-May, but did not sustain the upward momentum into mid-May. A disappointing report on the outlook for the housing market weighed on the thrift sector in mid-May, with the National Association of Home Builders report projecting that home sales and housing production would not begin to improve until late in 2007. Merger news provided a boost to thrift stocks heading into late-May, but the gains were not sustained as thrift stocks traded lower on news of stronger than expected economic data and higher interest rates. On May 29, 2007, the SNL Index for all publicly-traded thrifts closed at 1,729.4 an increase of 0.4% from one year ago and a decrease of 5.4% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift issues in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for converting thrift issues has been relatively stable over the past several quarters, with most converting issues having successful offerings and reflecting modest price appreciation in initial trading activity. As shown in Table 4.2, two standard conversions, one second-step conversion and three mutual holding company offerings were completed during the past three months. The standard conversion offerings are considered to be more relevant for purposes of our analysis. Both of the standard conversion offerings were closed at the top of their super ranges. The average closing pro forma price/tangible book ratio of the two recent standard conversion offerings equaled 86.1%. On average, the two standard conversion offerings reflected price appreciation of 12.7% and 8.9% after the first week and first month of trading, respectively. As of May 29, 2007, the two recent standard conversion offerings reflected average price appreciation of 9.8%

Shown in Table 4.3 are the current pricing ratios for the three companies that have completed fully-converted offerings during the past three months and are traded on NASDAQ or an Exchange. One of the offerings was a second-step conversions (People's United Financial of CT), thereby placing an upward bias on the P/TB ratio compared to the standard conversion offering P/TB ratios. The current average P/TB ratio of the publicly-traded recent conversions equaled 110.71%.

C. <u>The Acquisition Market</u>

Also considered in the valuation was the potential impact on Bradford Bancorp's stock price of recently completed and pending acquisitions of other savings institutions operating in Maryland. As shown in Exhibit IV-4, there were six Maryland thrift acquisitions completed between the beginning of 2003 through year-to-date 2007 and there are currently no acquisitions pending of Maryland savings institutions (merger data excludes mutual mergers). The recent acquisition activity involving Maryland savings institutions may imply a certain degree of acquisition speculation for the Company's stock. To the extent that acquisition speculation may impact the Company's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: % Off Incl. Fdn.: Benefit Plans				Initial	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:							
Institution	Conver. Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 5/29/07 ($)	% Change (%)
Standard Conversions																																
ESSA Bancorp, Inc., PA*	4/4/07	ESSA-NASDAQ	$ 771	7.66%	0.07%	709%	$ 158.7	100%	132%	1.6%	C/S	1.6MM/7.0%	8.0%	4.0%	10.0%	2.7%	0.00%	86.9%	28.8x	16.7%	0.7%	21.5%	3.0%	$10.00	$11.78	17.8%	$12.06	20.6%	$11.48	14.8%	$11.41	14.1%
CMS Bancorp, Inc., NY	4/4/07	CMSB-NASDAQ	$ 125	6.66%	0.00%	NM	$ 19.6	100%	132%	9.1%	C/S	60K/3.6%	8.0%	4.0%	10.0%	2.3%	0.00%	85.2%	182.4x	14.6%	0.1%	17.2%	0.5%	$10.00	$10.57	5.7%	$10.47	4.7%	$10.30	3.0%	$10.55	5.5%
Averages - Standard Conversions:			$ 448	7.17%	0.04%	709%	$ 89.3	100%	132%	5.3%	N.A.	N.A.	8.0%	4.0%	10.0%	2.5%	0.00%	86.1%	105.6x	16.7%	0.4%	19.4%	1.7%	$10.00	$11.18	11.8%	$11.27	12.7%	$10.89	8.9%	$10.98	9.8%
Medians - Standard Conversions:			$ 448	7.17%	0.04%	709%	$ 89.3	100%	132%	5.3%	N.A.	N.A.	8.0%	4.0%	10.0%	2.5%	0.00%	86.1%	105.6x	16.7%	0.4%	19.4%	1.7%	$10.00	$11.18	11.8%	$11.27	12.7%	$10.89	8.9%	$10.98	9.8%
Second Step Conversions																																
People's United Financial, Inc.,CT*	4/16/07	PBCT-NASDAQ	$10,696	12.60%	0.21%	328%	$ 3,444.5	57%	107%	3.2%	C/S	20M/1.16%	6.0%	4.0%	10.0%	0.2%	2.40%	142.2%	29.0x	44.0%	1.5%	31.2%	4.8%	$20.00	$20.75	3.8%	$20.40	2.0%	$19.95	-0.3%	$20.10	0.5%
Averages - Second Step Conversions:			$10,696	12.60%	0.21%	328%	$ 3,444.5	57%	107%	3.2%	N.A.	N.A.	6.0%	4.0%	10.0%	0.2%	2.40%	142.2%	29.0x	44.0%	1.5%	31.2%	4.8%	$20.00	$20.75	3.8%	$20.40	2.0%	$19.95	-0.3%	$20.10	0.5%
Medians - Second Step Conversions:			$10,696	12.60%	0.21%	328%	$ 3,444.5	57%	107%	3.2%	N.A.	N.A.	6.0%	4.0%	10.0%	0.2%	2.40%	142.2%	29.0x	44.0%	1.5%	31.2%	4.8%	$20.00	$20.75	3.8%	$20.40	2.0%	$19.95	-0.3%	$20.10	0.5%
Mutual Holding Company Conversions																																
TFS Financial Corporation, OH	4/23/07	TFSL-NASDAQ	$ 8,733	11.78%	1.12%	24%	$ 1,002.0	30%	132%	0.9%	C/S	5M/5.00%	12.4%	6.2%	15.5%	0.6%	0.00%	86.7%	27.5x	28.8%	0.5%	19.3%	2.7%	$10.00	$11.79	17.9%	$11.72	17.2%	$12.33	23.3%	$12.23	22.3%
Sugar Creek Fin. Corp., IL*	4/4/07	SUGR-OTCBB	$ 63	7.28%	1.08%	15%	$ 4.1	45%	101%	15.4%	N.A.	N.A.	8.7%	4.4%	10.9%	9.0%	0.00%	68.0%	45.3x	10.0%	0.2%	10.4%	1.5%	$10.00	$10.00	0.0%	$10.50	5.0%	$10.60	6.0%	$10.60	6.0%
Delanco Bancorp, Inc., NJ	4/2/07	DLNO-OTCBB	$ 97	8.27%	0.11%	NM	$ 7.4	45%	91%	8.5%	N.A.	N.A.	8.7%	4.4%	10.9%	6.1%	0.00%	75.4%	275.7x	14.7%	0.0%	13.4%	-0.1%	$10.00	$10.00	10.3%	$10.00	0.0%	$9.50	-5.0%	$9.25	-7.5%
Averages - Mutual Holding Company Conversions:			$ 2,971	9.11%	0.77%	19%	$ 337.8	40%	108%	8.3%	NA	NA	9.9%	5.0%	12.4%	5.2%	0.00%	76.7%	116.2x	17.9%	0.2%	14.4%	1.4%	$10.00	$10.60	9.4%	$10.74	7.4%	$10.81	8.1%	$10.69	6.9%
Medians - Mutual Holding Company Conversions:			$ 97	8.27%	1.08%	19%	$ 7.4	45%	101%	8.5%	NA	NA	8.7%	4.4%	10.9%	6.1%	0.00%	75.4%	45.3x	14.7%	0.2%	13.4%	1.5%	$10.00	$10.00	10.3%	$10.50	5.0%	$10.60	6.0%	$10.60	6.0%
Averages - All Conversions:			$ 4,076	9.52%	0.52%	269%	$923.3	55%	113%	5.9%	NA	NA	8.8%	4.6%	11.5%	3.7%	0.48%	91.8%	81.3x	23.3%	0.6%	19.2%	2.4%	$12.00	$12.86	9.9%	$12.94	9.0%	$12.77	7.8%	$12.72	7.1%
Medians - All Conversions:			$ 771	8.27%	0.21%	176%	$158.7	45%	107%	3.2%	NA	NA	8.7%	4.4%	10.9%	2.7%	0.00%	88.7%	29.0x	18.7%	0.5%	19.3%	2.7%	$10.00	$11.78	10.3%	$11.72	5.0%	$11.48	6.0%	$11.41	6.0%

Note: * - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

May 29, 2007

Table 4.3
Market Pricing Comparatives
Prices As of May 29, 2007

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																Reported		Core	
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
All Public Companies	$18.40	$442.67	$0.80	$13.42	20.18x	144.26%	17.95%	162.57%	20.56x	$0.41	2.19%	35.71%	$3,022	12.44%	0.54%	0.57%	5.66%	0.55%	5.38%
Converted Last 3 Months (no MHC)	$14.02	$2,073.97	$0.36	$12.55	31.76x	109.55%	27.00%	110.71%	30.87x	$0.18	0.88%	0.00%	$4,880	23.46%	0.21%	0.74%	2.77%	0.75%	2.75%
Converted Last 3 Months (no MHC)																			
CMSB CMS Bancorp, Inc. of NY	$10.55	$21.68	$0.05	$11.73	NM	89.94%	15.45%	89.94%	NM	$0.00	0.00%	0.00%	$140	17.18%	NA	0.13%	0.77%	0.07%	0.43%
ESSA ESSA Bancorp, Inc. of PA	$11.41	$193.75	$0.35	$11.50	32.60x	99.22%	21.36%	99.22%	32.60x	$0.00	0.00%	0.00%	$907	21.52%	NA	0.66%	3.04%	0.66%	3.04%
PBCT Peoples United Financial of CT	$20.10	$6,006.48	$0.69	$14.41	30.92x	139.49%	44.19%	142.96%	29.13x	$0.53	2.64%	NM	$13,594	31.68%	0.21%	1.43%	4.51%	1.52%	4.79%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

acquisition activity as the Company's market and, thus, are subject to the same type of acquisition speculation that may influence Bradford Bancorp's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Bradford Bancorp's stock would tend to be less compared to the stocks of the Peer Group companies.

* * * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second-step conversions and the acquisition market. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

Bradford Bancorp's management team appears to have experience and expertise in all of the key areas of the Company's operations. The directors and staff that will be added through the acquisition of Patapsco Bancorp, and, on a more limited basis through the mergers of Golden Prague and Senator Bank, will serve to strengthen personnel depth and expertise. Immediately following the acquisition of Patapsco Bancorp, one of the Company's current directors will resign and two members of Patapsco Bancorp's Board of Directors will be appointed to the Company's Board of Directors. The composition of the Company's executive management will also change immediately following the acquisition of Patapsco Bancorp: the Company's current Executive Vice President and Chief Financial Officer will be appointed to the position of Executive Vice President and Chief Operating Officer and Patapsco Bancorp's current President, Chief Executive Officer and Chief Financial Officer will be appointed to the position of Senior Vice President and Chief Financial Officer. Exhibit IV-5 provides summary resumes of Bradford Bancorp's Board of Directors and senior management following the conversion and acquisition of Patapsco Bancorp. The Company's recent operating results, which include successfully completing the acquisition of Valley Bancorp, provide evidence of a well-managed institution that has been successful in the implementation of its business plan. There appears to be a well-defined organizational structure for the merged entity.

Similarly, the returns, capital positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted OTS regulated institution, Bradford Bancorp will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	Moderate Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Bradford Bancorp's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds and the acquisition of Patapsco Bancorp and mergers of Golden Prague and Senator Bank. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Bradford Bancorp's prospectus for offering expenses, reinvestment rate, effective tax rate, purchase accounting adjustments for the acquisition and mergers, and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8).

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Company's and the Peer Group's operating strategies, earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both the Company and the Peer Group included certain non-recurring items, we also made adjustments to earnings to arrive at core earnings estimates for the Company and the Peer Group and resulting price/core earnings ratios.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a useful indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Company will adopt Statement of Position ("SOP") 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above and the dilutive impact of the stock contribution to the Foundation, RP Financial concluded that, as of May 29, 2007, the aggregate pro forma market value of Bradford Bancorp's conversion stock, including the stock to-be-issued for the acquisition of Patapsco Bancorp was $94,473,880 at the midpoint, equal to 9,447,388 shares at $10.00 per share.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported earnings, including the estimated pro forma earnings impact of the acquisition of Patapsco Bancorp and the mergers of Golden Prague and Senator Bank, equaled $1.105 million for the twelve months ended March 31, 2007. In deriving Bradford Bancorp's estimated core earnings for purposes of the valuation, the adjustments made to reported earnings were to eliminate net losses on the sale of investment securities ($14,000) and other non-operating losses ($69,000). As shown below, on a tax-effected basis, assuming an effective marginal tax rate of 34.0%, the Company's core earnings were determined to equal $1.160

million for the twelve months ended March 31, 2007. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount(1) ($000)
Net income	$1,105
Add: Net losses on sale of securities(1)	9
Add: Net other non-operating losses(1)	46
Core earnings estimate	$1,160

(1) Adjustments were tax effected at 34.0%.

Based on the Company's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples at the $94.5 million midpoint value equaled 49.21 times and 47.84 times, respectively, indicating premiums of 198.24% and 186.30% relative to the Peer Group's average reported and core earnings multiples of 16.50 times and 16.71 times, respectively (see Table 4.4). In comparison to the Peer Group's median reported and core earnings multiples of 17.45 times and 16.97 times, respectively, the Company's pro forma reported and core P/E multiples at the midpoint value indicated premiums of 182.01% and 181.91%, respectively. The Company's pro forma P/E ratios based on reported earnings at the adjusted minimum and the super maximum are 50.12 times and 52.84 times, respectively, and based on core earnings at the adjusted minimum and the super maximum are 48.34 times and 51.56 times, respectively.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, derived from the Peer Group's P/B ratio, to the Company's pro forma book value taking into account the estimated pro forma impact of the Patapsco Bancorp acquisition and the mergers of Golden Prague and Senator Bank. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $94.5 million midpoint valuation, Bradford Bancorp's pro forma P/B and P/TB ratios equaled 77.52% and 116.41%, respectively. In comparison to the respective average P/B and P/TB ratios indicated for the Peer Group of 135.15% and 146.63%, the Company's ratios reflected discounts of 42.64% and 20.61%,

Table 4.4
Public Market Pricing
Bradford Bancorp, Inc. and the Comparables
As of May 29, 2007

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)			Reported		Core		
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPA/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)	Offering Size ($Mil)
Bradford Bancorp, Inc.																				
Superrange	$10.00	$117.05	$0.19	$12.08	52.84x	82.78%	12.93%	116.28%	51.56x	$0.00	0.00%	0.00%	$905	15.63%	0.23%	0.24%	1.57%	0.25%	1.61%	$92.6
Maximum	$10.00	$104.97	$0.20	$12.47	51.03x	80.19%	11.73%	116.41%	49.70x	$0.00	0.00%	0.00%	$895	14.64%	0.23%	0.23%	1.57%	0.24%	1.61%	$80.5
Midpoint	$10.00	$94.47	$0.21	$12.90	49.21x	77.52%	10.67%	116.41%	47.84x	$0.00	0.00%	0.00%	$886	13.76%	0.23%	0.22%	1.58%	0.22%	1.62%	$70.0
Minimum	$10.00	$83.97	$0.22	$13.42	47.11x	74.52%	9.58%	116.69%	45.70x	$0.00	0.00%	0.00%	$876	12.86%	0.24%	0.20%	1.58%	0.21%	1.63%	$59.5
Adjusted minimum	$10.00	$75.05	$0.21	$13.84	50.12x	72.25%	8.65%	118.91%	48.34x	$0.00	0.00%	0.00%	$868	11.98%	0.24%	0.17%	1.44%	0.18%	1.49%	$50.6
All Public Companies(7)																				
Averages	$18.40	$442.67	$0.80	$13.42	20.18x	144.26%	17.95%	162.57%	20.56x	$0.41	2.19%	35.71%	$3,022	12.44%	0.54%	0.57%	5.66%	0.55%	5.38%	
Medians	15.51	99.81	0.53	11.58	17.62x	132.06%	14.58%	154.40%	18.37x	$0.32	2.18%	19.89%	$799	10.58%	0.36%	0.57%	4.77%	0.58%	4.92%	
All Non-MHC State of MD(7)																				
Averages	$13.26	$122.89	$0.96	$8.50	14.78x	153.75%	17.37%	154.21%	15.93x	$0.20	1.61%	26.66%	$673	12.00%	0.76%	1.25%	12.25%	1.19%	11.75%	
Medians	$13.26	$122.89	$0.96	$8.50	14.78x	153.75%	17.37%	154.21%	15.93x	$0.20	1.61%	26.66%	$673	12.00%	0.76%	1.25%	12.25%	1.19%	11.75%	
Comparable Group Averages																				
Averages	$18.02	$95.78	$0.98	$13.50	16.50x	135.15%	13.53%	146.63%	16.71x	$0.49	2.63%	42.87%	$712	10.27%	0.45%	0.68%	7.59%	0.67%	7.52%	
Medians	$17.86	$75.80	$1.02	$13.06	17.45x	129.03%	12.52%	136.46%	16.97x	$0.51	2.93%	46.06%	$651	9.48%	0.36%	0.60%	7.29%	0.64%	7.49%	
State of MD																				
SVBI Severn Bancorp, Inc. of MD	$18.01	$181.29	$1.49	$8.88	11.85x	202.82%	19.87%	203.73%	12.09x	$0.24	1.33%	16.11%	$912	9.80%	0.76%	1.70%	18.42%	1.66%	18.06%	
WSB Washington SB, FSB of Bowie MD	$8.50	$64.50	$0.43	$8.12	17.71x	104.68%	14.87%	104.68%	19.77x	$0.16	1.88%	37.21%	$434	14.21%	NA	0.80%	6.07%	0.71%	5.44%	
Comparable Group																				
ABNJ American Bancorp of NJ	$10.97	$139.90	$0.10	$8.54	NM	128.45%	25.24%	128.45%	NM	$0.16	1.46%	NM	$554	19.65%	0.33%	0.24%	1.06%	0.24%	1.06%	
ESBK Elmira Savings Bank, FSB of NY	$27.06	$35.69	$1.69	$18.80	21.14x	143.94%	9.49%	145.25%	16.01x	$0.88	3.25%	52.07%	$376	6.59%	0.11%	0.47%	7.08%	0.63%	9.35%	
FSBI Fidelity Bancorp, Inc. of PA	$17.70	$52.92	$1.13	$15.45	12.83x	114.56%	7.27%	121.82%	15.66x	$0.56	3.16%	49.56%	$728	6.34%	0.36%	0.57%	9.41%	0.46%	7.71%	
FKFS First Keystone Financial, Inc. of PA	$19.23	$46.69	$0.42	$14.30	NM	134.48%	8.95%	134.48%	NM	$0.00	0.00%	0.00%	$522	6.65%	0.75%	0.16%	2.71%	0.20%	3.35%	
HARL Harleysville Savings Fin. Corp. of PA	$16.40	$63.47	$0.91	$12.72	17.45x	128.93%	8.31%	128.93%	18.02x	$0.68	4.15%	74.73%	$764	6.45%	NA	0.47%	7.50%	0.46%	7.26%	
PBCI Pamrapo Bancorp, Inc. of NJ	$20.94	$104.20	$1.14	$11.79	17.45x	177.61%	16.28%	177.61%	18.37x	$0.92	4.39%	NM	$640	9.17%	0.36%	0.93%	10.08%	0.88%	9.58%	
SVBI Severn Bancorp, Inc. of MD	$18.01	$181.29	$1.49	$8.88	11.85x	202.82%	19.87%	203.73%	12.09x	$0.24	1.33%	16.11%	$912	9.80%	0.76%	1.70%	18.42%	1.66%	18.06%	
THRD TF Financial Corp. of Newtown PA	$29.75	$87.11	$1.88	$23.04	15.41x	129.12%	13.17%	138.44%	15.82x	$0.80	2.69%	42.55%	$662	10.20%	0.32%	0.85%	8.74%	0.83%	8.51%	
WSB Washington SB, FSB of Bowie MD	$8.50	$64.50	$0.43	$8.12	17.71x	104.68%	14.87%	104.68%	19.77x	$0.16	1.88%	37.21%	$434	14.21%	NA	0.80%	6.07%	0.71%	5.44%	
WFBC Willow Financial Bancorp Inc. of PA	$11.65	$182.04	$0.65	$13.40	18.20x	86.94%	11.87%	182.89%	17.92x	$0.46	3.95%	70.77%	$1,533	13.66%	0.64%	0.64%	4.85%	0.65%	4.92%	

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

respectively. In comparison to the Peer Group's median P/B and P/TB ratios of 129.03% and 136.46%, respectively, the Company's pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 39.92% and 14.49%, respectively. The Company's pro forma P/TB ratios at the adjusted minimum and the super maximum equaled 118.91% and 116.28%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable in light of the valuation adjustments referenced earlier, the comparatively lower pro forma return on equity resulting from the Company's lower pro forma earnings and higher pro forma capital position and the resulting pricing ratios under the earnings and assets approaches.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base taking into account the estimated pro forma impact of the Patapsco Bancorp acquisition and the mergers of Golden Prague and Senator Bank and conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the midpoint of the valuation range, Bradford Bancorp's value equaled 10.67% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 13.53%, which implies a discount of 21.14% has been applied to the Company's pro forma P/A ratio. In comparison to the Peer Group's median P/A ratio of 12.52%, the Company's pro forma P/A ratio at the midpoint value indicated a discount of 14.78%. The Bank's P/A ratios at the adjusted minimum and the super maximum equaled 8.65% and 12.93%, respectively.

Comparison to Recent Conversions

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, two standard conversion offerings have been completed within the past three months. In comparison to the average closing pro forma price/tangible book ratio of 86.1% for the two recent standard conversion offerings, the Company's P/TB ratio of 116.4% at the midpoint value reflects an implied premium of 35.2%. The average current P/TB ratio for the two recent standard conversion offered, based on its closings stock price as of May 29, 2007, equaled 94.6%. In comparison to average current P/TB ratio for the recent standard conversions, the Company's P/TB ratio at the midpoint value reflects an implied premium of 23.0%.

Valuation Conclusion

It is our opinion that, as of May 29, 2007, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion – including: (1) the $45.2 million cash and stock acquisition of Patapsco Bancorp, including the 2,172,388 merger shares issued to Patapsco Bancorp's shareholders and (2) the 275,000 shares of common stock contributed to the Foundation – was $94,473,880 at the midpoint, equal to 9,447,388 shares at a per share value of $10.00.

Based on the foregoing valuation, the corresponding range of shares and values are as follows:

	Offering Shares	Merger Shares(1)	Foundation Shares	Total Shares
Shares				
Super maximum	9,257,500	2,172,388	275,000	11,704,888
Maximum	8,050,000	2,172,388	275,000	10,497,388
Midpoint	7,000,000	2,172,388	275,000	9,447,388
Minimum	5,950,000	2,172,388	275,000	8,397,388
Adjusted minimum(2)	5,057,500	2,172,388	275,000	7,504,888

	Offering Shares	Merger Shares(1)	Foundation Shares	Total Shares
Market Value				
Super maximum	$92,575,000	$21,723,880	$2,750,000	$117,048,880
Maximum	$80,500,000	$21,723,880	$2,750,000	$104,973,880
Midpoint	$70,000,000	$21,723,880	$2,750,000	$94,473,880
Minimum	$59,500,000	$21,723,880	$2,750,000	$83,973,880
Adjusted minimum(2)	$50,575,000	$21,723,880	$2,750,000	$75,048,880

(1) Merger shares could increase up to 2,251,373 at the time the acquisition of Patapsco Bancorp is completed, due to the exercise of stock options and issuances of deferred compensation shares to directors, which would increase total shares issued at the super range to 11,783,873. RP Financial considered the pro forma impact of the additional merger shares and we concluded that the pro forma shares outstanding, pro forma pricing ratios and pro forma market value were substantially unchanged from the super maximum.

(2) If Bradford Bancorp does not receive orders for at least 5,950,000 shares in the offering, then, in Bradford Bancorp's discretion in order to issue the minimum number of shares necessary to complete the conversion and stock offering, up to 892,500 unsubscribed shares may be issued to stockholders of Patapsco Bancorp as merger consideration.

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1
Bradford Bancorp, Inc.
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-2
Bradford Bancorp, Inc.
Map of Office Locations

Bradford Bank Branch Network


Pushpins
Bradford Bank
Golden Prague
Senator Bank
Patapsco Bank
Bel Air
Fallston
Fallston Airport
Kingsville
Glen Arm
Loch Raven Reservoir
Hunt Valley
Cockeysville
Lutherville
Hampton
Towson
Perry Hall
Joppa
Baltimore Airpark
White Marsh Station
Carney
Parkville
Overlea
Rossville
Rosedale
Bowleys Quarters
Middle River
Essex
Essex Skypark Airport
Dundalk
Edgemere
Chesapeake Bay
Riviera Beach
Green Haven
Glen Burnie
South Gate
Severn
Ferndale
Linthicum Heights
Pumphrey
Baltimore Highlands
Lansdowne
Elkridge
Halethorpe
Arbutus
Gwynns Falls
Baltimore-Washington International Airport
Hanover
Jessup
Savage
Catonsville
Ellicott City
Patapsco
Woodlawn
Lochearn
Milford
Pikesville
Lake Roland
Lake Montebello
Druid Lake
Garrison
Owings Mills
Reisterstown
Randallstown
Liberty Lake
Hoby Wolf Airport
Finksburg
Clearview Airpark
Freedom
Eldersburg
Sykesville
Marriottsville
West Friendship
Dayton
Columbia
Clarksville
Highland
Fulton
Ashton
Brighton Dam Rd
Triadelphia Rd
MARYLAND
Baltimore
Hook Rd
Dover Rd
Tufton Ave
Greenspring Ave
Caves Rd
Manor Rd
Fork Rd
Singer Rd
Forge Rd
Wise Ave
Winands Rd
Marriottsville Rd
0 mi
5
10
15

EXHIBIT I-3
Bradford Bancorp, Inc.
Key Operating Ratios

	At or For the Three Months Ended March 31		At or For the Year Ended December 31,				
	2007	2006	2006	2005	2004	2003	2002
Performance Ratios:							
Return on average assets	0.29%	0.57%	0.38%	0.59%	0.47%	(0.33)%	1.29%
Return on average equity	3.87	6.29	4.29	6.33	5.10	(3.37)	11.59
Interest rate spread (2)	2.54	2.84	2.70	2.93	2.85	2.62	2.14
Net interest margin (3)	2.80	3.12	3.02	3.17	3.04	2.82	2.52
Noninterest expense to average assets	2.45	2.23	2.33	2.32	2.23	3.14	1.88
Efficiency ratio (4)	83.45	70.11	74.38	71.86	72.41	112.09	50.75
Average interest-earning assets to average interest-bearing liabilities	106.67	109.55	109.69	109.79	109.07	107.83	110.68
Average equity to average assets	7.48	9.10	8.92	9.33	9.16	9.89	11.15
Capital Ratios (5):							
Tier 1 capital to average assets	6.48	8.15	7.62	8.47	8.26	8.62	12.26
Tier 1 capital to risk-weighted assets	9.49	12.53	11.18	12.82	13.31	16.86	31.94
Total capital to risk-weighted assets	10.21	12.97	11.87	13.24	13.70	17.24	32.15
Asset Quality Ratios:							
Allowance for loan losses as a percent of total loans	0.60	0.39	0.60	0.37	0.35	0.27	0.14
Allowance for loan losses as a percent of nonperforming loans	251.30	73.68	199.06	197.26	122.87	81.42	93.87
Net charge-offs (recoveries) to average outstanding loans during the period	0.00	(0.01)	(0.01)	0.01	0.00	0.01	0.00
Nonperforming loans as a percent of total loans	0.24	0.54	0.30	0.19	0.29	0.33	0.15
Nonperforming assets as a percent of total assets	0.18	0.40	0.23	0.14	0.19	0.21	0.08
Other Data:							
Number of:							
Loans outstanding	3,962	3,122	3,158	3,133	3,044	3,017	2,441
Deposit Accounts	22,588	21,134	21,766	20,399	21,134	21,515	17,066
Offices	7	6	6	6	6	6	4

(1) Interest and rates are presented on a tax equivalent basis utilizing a tax rate of 34%. See *"Management's Discussion and Analysis of Bradford Bancorp—Explanation of Use of Non-GAAP Financial Measures."*
(2) Represents the difference between the weighted average yield on average interest-earning assets on a tax equivalent basis and the weighted average cost of interest-bearing liabilities.
(3) Represents net interest income on a tax equivalent basis as a percent of average interest-earning assets.
(4) Represents noninterest expense divided by the sum of net interest income on a tax equivalent basis and noninterest income.
(5) Ratios are for Bradford Bank.

Source: Bradford Bancorp's prospectus.

EXHIBIT I-4
Bradford Bancorp, Inc.
Investment Portfolio Composition

	March 31, 2007		December 31,					
			2006		2005		2004	
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:								
U.S. Government and agency securities	$43,236	$42,922	$39,434	$38,930	$32,415	$31,660	$44,489	$44,126
Mortgage-backed securities	23,482	23,239	22,310	22,008	28,295	27,846	34,098	34,191
Trust preferred securities	4,500	4,561	4,500	4,561	4,500	4,532	4,500	4,513
Municipal bonds	11,600	11,645	11,891	11,951	7,562	7,414	3,442	3,425
Equity securities	201	201	201	201	–	–	2,000	1,990
Total available for sale	83,019	82,568	78,336	77,651	72,772	71,452	88,529	88,245
Securities held to maturity:								
Mortgage-backed securities	7,791	7,655	7,916	7,752	8,665	8,515	10,835	10,811
Total held to maturity	7,791	7,655	7,916	7,752	8,665	8,515	10,835	10,811
Total	$90,810	$90,223	$86,252	$85,403	$81,437	$79,967	$99,364	$99,056

Source: Bradford Bancorp's prospectus.

EXHIBIT I-5
Bradford Bancorp, Inc.
Yields and Costs

	March 31, 2007	Three Months Ended March 31, 2007			2006		
Assets:	Yield/Cost	Average Balance	Interest and Dividends	Yield/Cost	Average Balance	Interest and Dividends	Yield/Cost
Interest-earning assets:							
Loans	6.94%	$383,686	$6,758	7.14%	$312,154	$5,043	6.55%
Mortgage-backed securities	4.69	31,251	395	5.12	36,472	407	4.52
Municipal bonds (tax equivalent basis)	5.16	11,835	156	5.35	7,875	92	4.76
U. S. government agencies (tax equivalent basis)	5.04	42,033	548	5.29	34,718	386	4.51
Other interest-earning assets	6.30	17,000	248	5.91	15,134	181	4.85
Total interest-earning assets	6.57	485,805	8,105	6.77	406,353	6,109	6.10
Noninterest-earning assets		18,384			13,136		
Total assets		504,189			419,489		
Liabilities and equity:							
Interest-bearing liabilities:							
Savings deposits	1.32	26,430	90	1.38	36,012	123	1.38
NOW deposits	2.44	30,749	183	2.42	15,464	40	1.06
Money market deposits	2.30	14,994	87	2.35	20,814	84	1.64
Certificates of deposit	4.61	331,252	3,817	4.67	282,492	2,595	3.73
Total interest-bearing deposits	4.14	403,425	4,177	4.20	354,782	2,842	3.25
FHLB advances and other borrowings	4.42	52,022	577	4.50	16,136	139	3.50
Total interest-bearing liabilities	4.17	455,447	4,754	4.23	370,918	2,981	3.26
Noninterest-bearing demand deposits		7,859			8,070		
Other noninterest-bearing liabilities		3,160			2,341		
Total liabilities		466,466			381,329		
Retained earnings		38,268			38,896		
Accumulated other comprehensive income		(545)			(736)		
Total equity		37,723			38,160		
Total liabilities and equity		$504,189			$419,489		
Net interest income (tax equivalent basis)			3,351			3,128	
Interest rate spread (tax equivalent basis)	2.40%			2.54%			2.84%
Net interest margin (tax equivalent basis)	2.66%			2.80%			3.12%
Average interest-earning assets to average interest-bearing liabilities	107.14%			106.67%			109.55%

Source: Bradford Bancorp's prospectus.

EXHIBIT I-5(continued)
Bradford Bancorp, Inc.
Yields and Costs

(Dollars in thousands)	Year Ended December 31,								
	2006			2005			2004		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets:									
Interest-earning assets:									
Loans	$329,240	$22,310	6.78%	$291,376	$17,871	6.13%	$273,068	$15,451	5.66%
Mortgage-backed securities	33,333	1,518	4.55	39,782	1,625	4.08	41,659	1,568	3.76
Municipal bonds (tax equivalent basis)	10,361	533	5.14	6,020	315	5.23	3,961	214	5.40
U. S. government agencies (tax equivalent basis)	39,233	1,866	4.70	39,169	1,505	3.84	46,149	1,968	4.26
Other interest-earning assets	11,695	657	5.61	11,889	489	4.11	13,588	351	2.58
Total interest-earning assets	423,862	26,884	6.34	388,236	21,805	5.62	378,425	19,552	5.17
Noninterest-earning assets	12,536			12,932			13,638		
Total assets	436,398			401,168			392,063		
Liabilities and equity:									
Interest-bearing liabilities:									
Savings deposits	31,905	446	1.40	41,352	415	1.00	48,325	427	0.88
NOW deposits	21,118	364	1.72	15,227	93	0.61	15,040	81	0.54
Money market deposits	16,246	294	1.81	28,438	352	1.24	35,491	366	1.03
Certificates of deposit	295,689	12,084	4.09	253,210	8,066	3.19	238,439	6,886	2.89
Total interest-bearing deposits	364,958	13,188	3.61	338,227	8,926	2.64	337,295	7,760	2.30
FHLB advances and other borrowings	21,447	888	4.14	15,385	571	3.71	9,669	301	3.11
Total interest-bearing liabilities	386,405	14,076	3.64	353,612	9,497	2.69	346,964	8,061	2.32
Noninterest-bearing demand deposits	8,740			7,523			6,980		
Other noninterest-bearing liabilities	2,324			2,622			2,221		
Total liabilities	397,469			363,757			356,165		
Retained earnings	39,905			37,850			36,165		
Accumulated other comprehensive income	(976)			(439)			(267)		
Total equity	38,929			37,411			35,898		
Total liabilities and equity	$436,398			$401,168			$392,063		
Net interest income (tax equivalent basis)		$12,808			$12,308			$11,491	
Interest rate spread (tax equivalent basis)			2.70%			2.93%			2.85%
Net interest margin (tax equivalent basis)			3.02%			3.17%			3.04%
Average interest-earning assets to average interest-bearing liabilities			109.69%			109.79%			109.07%

Source: Bradford Bancorp's prospectus.

EXHIBIT I-6
Bradford Bancorp, Inc.
Loan Loss Allowance Activity

(Dollars in thousands)	Three Months Ended March 31, 2007	2006	Year Ended December 31, 2006	2005	2004	2003	2002
Allowance at beginning of period	$2,128	$1,150	$1,150	$951	$666	$245	$162
Provision for loan losses	20	60	940	347	315	459	100
Allowance from Valley Bancorp, Inc.	262	–	–	–	–	–	–
Charge offs:							
Real estate loans:							
One- to four-family	–	–	–	–	5	–	–
Total real estate loans	–	–	–	–	5	–	–
Commercial business loans	–	–	–	150	11	–	–
Consumer:							
Home equity lines of credit	–	–	–	–	–	–	–
Auto loans	–	–	10	–	–	–	–
Other consumer loans	–	–	–	13	18	41	17
Total consumer loans	–	–	10	13	18	41	17
Total charge-offs	–	–	10	163	34	41	17
Recoveries:							
Real estate loans	–	–	–	–	–	–	–
Commercial business	–	35	48	–	–	–	–
Consumer:							
Other consumer loans	–	–	–	15	4	3	–
Total consumer loans	–	–	–	15	4	3	–
Total recoveries	–	35	48	15	4	3	–
Net charge-offs	–	(35)	(38)	148	30	38	17
Allowance at end of period	$2,410	$1,245	$2,128	$1,150	$951	$666	$245
Allowance to nonperforming loans	251.31%	73.68%	199.06%	197.26%	122.87%	81.42%	93.87%
Allowance to total loans outstanding at the end of the period	0.60%	0.39%	0.60%	0.37%	0.35%	0.27%	0.14%
Net charge-offs (recoveries) to average loans outstanding during the period	0.00%	(0.01)%	(0.01)%	0.01%	0.00%	0.00%	0.00%

Source: Bradford Bancorp's prospectus.

EXHIBIT I-7
Bradford Bancorp, Inc.
Interest Rate Risk Analysis

Basis Point ("bp") Change in Rates	Net Portfolio Value (Dollars in thousands)			Net Portfolio Value as % of Portfolio Value of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change
300	$24,485	$(18,741)	(43.35%)	5.03%	(325) bp
200	30,864	(12,360)	(28.60)	6.19	(209) bp
100	37,325	(5,899)	(13.65)	7.32	(97) bp
0	43,224	–	–	8.28	–
(100)	45,534	2,310	5.34	8.58	30 bp
(200)	45,367	2,143	4.96	8.43	15 bp

The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at March 31, 2007 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

Basis Point ("bp") Change in Rates	Net Portfolio Value (Dollars in thousands)			Net Portfolio Value as % of Portfolio Value of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change
300	$ 3,583	$(28,792)	(88.93)%	0.76%	(558) bp
200	13,491	(18,884)	(58.32)	2.78	(356) bp
100	23,003	(9,371)	(28.95)	4.61	(172) bp
0	32,375			6.33	
(100)	39,688	7,313	22.59	7.62	129 bp
(200)	45,850	13,475	41.62	8.68	235 bp

Source: Bradford Bancorp's prospectus.

EXHIBIT I-8
Bradford Bancorp, Inc.
Fixed Rate and Adjustable Rate Loans

March 31, 2007 (Dollars in thousands)	One- to Four-Family Loans	Commercial Real Estate Loans	Acquisition, Development and Construction	Commercial Construction Loans	Commercial Business Loans	Consumer Loans	Total Loans
Amounts due in:							
One year or less	$ 11,841	$ 10,014	$59,678	$11,421	$11,303	$ 6,133	$110,390
More than one to five years	41,382	34,102	15,884	–	7,547	21,775	120,690
More than five to ten years	36,210	9,443	–	–	1,738	6,974	54,365
More than ten years	93,490	1,866	–	–	217	16,819	112,392
Total	182,923	55,425	75,562	11,421	20,805	51,701	397,837
Interest rate terms on amounts due after one year:							
Fixed-rate loans	113,762	42,856	–	–	7,446	31,160	195,224
Adjustable-rate loans	57,320	2,554	15,884	–	2,056	14,408	92,222
Total	$171,082	$45,410	$15,884	$ –	$ 9,502	$45,568	$287,446

Source: Bradford Bancorp's prospectus.

EXHIBIT I-9
Bradford Bancorp, Inc.
Loan Portfolio Composition

(Dollars in thousands)	March 31, 2007 Amount	March 31, 2007 Percent	December 31, 2006 Amount	December 31, 2006 Percent	December 31, 2005 Amount	December 31, 2005 Percent
Real estate loans:						
One- to four-family	$182,923	45.98%	$163,259	46.10%	$151,323	49.02%
Commercial real estate	55,425	13.93	51,674	14.59	49,760	16.12
Acquisition, development and construction	75,562	18.99	71,371	20.15	56,096	18.17
Commercial construction	11,421	2.87	9,205	2.60	5,711	1.85
Total real estate loans	325,331	81.77	295,509	83.44	262,890	85.16
Commercial business loans	20,805	5.23	16,493	4.66	16,154	5.23
Consumer loans:						
Home equity loans	17,403	4.37	15,671	4.42	14,409	4.67
Home equity lines of credit	14,696	3.69	13,747	3.88	13,677	4.43
Auto loans	19,238	4.84	12,426	3.51	1,080	0.35
Other consumer loans	364	0.09	315	0.09	486	0.16
Total consumer loans	51,701	13.00	42,159	11.90	29,652	9.61
Total loans	397,837	100.00%	354,161	100.00%	308,696	100.00%
Net deferred loan fees	270		236		(37)	
Premium on loans purchased	334		397		551	
Allowance for losses	(2,410)		(2,128)		(1,150)	
Loans, net	$396,031		$352,666		$308,060	

(Dollars in thousands)	December 31, 2004 Amount	December 31, 2004 Percent	December 31, 2003 Amount	December 31, 2003 Percent	December 31, 2002 Amount	December 31, 2002 Percent
Real estate loans:						
One- to four-family	$134,608	49.30%	$139,500	57.07%	$127,229	71.82%
Commercial real estate	49,021	17.95	32,703	13.38	11,085	6.26
Acquisition, development and construction	42,370	15.52	24,792	10.14	8,519	4.81
Commercial construction	2,539	0.93	4,550	1.86	1,838	1.04
Total real estate loans	228,538	83.70	201,545	82.45	148,671	83.93
Commercial business loans	14,128	5.17	13,619	5.57	4,876	2.75
Consumer loans:						
Home equity loans	12,442	4.56	13,786	5.64	15,128	8.54
Home equity lines of credit	16,622	6.09	13,850	5.67	6,446	3.64
Auto loans	767	0.28	1,010	0.41	1,297	0.73
Other consumer loans	538	0.20	643	0.26	723	0.41
Total consumer loans	30,369	11.12	29,289	11.98	23,594	13.32
Total loans	273,035	100.00%	244,453	100.00%	177,141	100.00%
Net deferred loan fees	92		10		(173)	
Premium on loans purchased	734		1,035		-	
Allowance for losses	(951)		(666)		(245)	
Loans, net	$272,910		$244,832		$176,723	

Source: Bradford Bancorp's prospectus.

EXHIBIT I-9A
Patapsco Bancorp, Inc.
Loan Portfolio Composition

(Dollars in thousand)	At March 31, 2007		At June 30, 2006		At June 30, 2005	
	Amount	%	Amount	%	Amount	%
Real estate loans:						
Residential	$78,242	34.72%	$80,693	40.58%	$74,600	44.46%
Commercial	34,816	15.45	29,712	14.94	25,109	14.96
Construction (1)	20,926	9.29	13,913	7.00	5,520	3.29
Consumer loans:						
Home improvements	12,618	5.60	11,442	5.75	7,910	4.71
Home equity	4,573	2.03	4,400	2.21	5,205	3.10
Other consumer	2,972	1.32	2,483	1.25	2,401	1.43
Commercial loans:						
Commercial loans	49,235	21.85	34,827	17.51	28,102	16.75
Commercial leases	21,956	9.74	21,409	10.76	18,969	11.30
	225,338	100.00%	198,879	100.00%	167,816	100.00%
Less:						
Deferred loan origination fees, net of costs	240		178		99	
Unearned interest consumer loans	1,223		1,245		503	
Unearned interest commercial leases	6,725		6,091		5,446	
Purchase accounting premium, net	(210)		(224)		(271)	
Allowance for loan losses	1,036		1,000		945	
Total	$216,324		$190,589		$161,094	

(Dollars in thousand)	At June 30, 2004		2003		2002	
	Amount	%	Amount	%	Amount	%
Real estate loans:						
Residential	$78,303	49.27%	$48,664	40.76%	$59,609	47.88%
Commercial	16,545	10.41	14,622	12.25	15,487	12.44
Construction (1)	6,510	4.10	4,266	3.57	3,332	2.68
Consumer loans:						
Home improvements	8,063	5.07	9,161	7.67	9,562	7.68
Home equity	4,244	2.67	3,709	3.11	3,096	2.49
Other consumer	2,170	1.36	2,194	1.84	1,576	1.27
Commercial loans:						
Commercial loans	21,919	13.79	17,564	14.70	14,159	11.38
Commercial leases	21,182	13.33	19,225	16.10	17,643	14.18
	158,936	100.00%	119,405	100.00%	124,464	100.00%
Less:						
Deferred loan origination fees, net of costs	94		96		66	
Unearned interest consumer loans	465		408		289	
Unearned interest commercial leases	6,473		4,356		3,976	
Purchase accounting discount (premium), net	(445)		154		345	
Allowance for loan losses	936		1,139		1,438	
Total	$151,413		$113,252		$118,350	

(1) Net of loans in process.

Source: Bradford Bancorp's prospectus.

EXHIBIT I-10
Bradford Bancorp, Inc.
Contractual Maturity By Loan Type

March 31, 2007 (Dollars in thousands)	One- to Four-Family Loans	Commercial Real Estate Loans	Acquisition, Development and Construction	Commercial Construction Loans	Commercial Business Loans	Consumer Loans	Total Loans
Amounts due in:							
One year or less	$ 11,841	$ 10,014	$59,678	$11,421	$11,303	$ 6,133	$110,390
More than one to five years	41,382	34,102	15,884	–	7,547	21,775	120,690
More than five to ten years	36,210	9,443	–	–	1,738	6,974	54,365
More than ten years	93,490	1,866	–	–	217	16,819	112,392
Total	182,923	55,425	75,562	11,421	20,805	51,701	397,837
Interest rate terms on amounts due after one year:							
Fixed-rate loans	113,762	42,856	–	–	7,446	31,160	195,224
Adjustable-rate loans	57,320	2,554	15,884	–	2,056	14,408	92,222
Total	$171,082	$45,410	$15,884	$ –	$ 9,502	$45,568	$287,446

Source: Bradford Bancorp's prospectus.

EXHIBIT I-11
Bradford Bancorp, Inc.
Non-Performing Assets

(Dollars in thousands)	March 31, 2007	December 31, 2006	2005	2004	2003	2002
Real estate loans:						
One- to four-family	$ 79	$ 140	$317	$496	$306	$261
Commercial real estate	641	627	–	–	66	–
Acquisition, development and construction	–	–	–	–	–	–
Commercial construction	–	–	–	–	–	–
Total real estate loans	720	767	317	496	372	261
Commercial business loans	190	181	212	234	360	–
Consumer loans:						
Home equity loans and lines of credit	47	120	49	44	65	–
Auto loans	–	–	–	–	–	–
Other consumer loans	2	1	6	–	20	–
Total consumer loans	49	120	54	44	85	0
Total nonaccrual loans	959	1,069	583	774	817	261
Total nonperforming assets	$959	$1,069	$583	$774	$817	$261
Total nonperforming loans to total loans	0.24%	0.30%	0.19%	0.29%	0.38%	0.15%
Total nonperforming loans to total assets	0.18%	0.23%	0.14%	0.19%	0.21%	0.08%
Total nonperforming assets and troubled debt restructurings to total assets	0.18%	0.23%	0.14%	0.19%	0.21%	0.08%

Source: Bradford Bancorp's prospectus.

EXHIBIT I-11A
Patapsco Bancorp, Inc.
Non-Performing Assets

(Dollars in thousands)	March 31, 2007	At June 30, 2006	2005	2004	2003	2002
Loans accounted for on a non-accrual basis: (1)						
Real estate:						
Residential	$168	$13	$ –	$ –	$ 90	$285
Commercial	–	146	–	–	–	–
Construction	–	–	–	–	–	–
Consumer	14	7	16	12	44	–
Commercial Loan/Lease	324	78	22	486	193	411
Total	506	244	38	498	327	696
Accruing loans which are contractually past due 90 days or more	–	–	–	–	–	–
Total	–	–	–	–	–	–
Total non-performing loans	$506	$244	$38	$498	$327	$696
Percentage of total loans	0.23%	0.13%	0.02%	0.33%	0.29%	0.58%
Other non-performing assets (2)	$ 5	–	$60	$ –	$ 19	$128

(1) Non accrual status denotes loans on which, in the opinion of management, the collection of additional interest is unlikely. Payments received on a nonaccrual loan are either applied to the outstanding principal balance or recorded as interest income, depending on management's assessment of the collectability of the loan.

Source: Bradford Bancorp's prospectus.

EXHIBIT I-12
Bradford Bancorp, Inc.
Deposit Composition

	March 31,		December 31,					
	2007		2006		2005		2004	
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Noninterest-bearing demand deposits	$ 5,717	1.35%	$ 6,058	1.58%	$ 6,051	1.76%	$ 6,115	1.78%
Interest-bearing demand deposits	48,338	11.40	39,484	10.26	36,056	10.46	49,373	14.34
Savings accounts	26,244	6.19	27,054	7.03	37,273	10.82	47,250	13.72
Certificates of deposit	343,340	80.97	311,961	81.07	264,846	76.87	240,986	69.99
Other deposits	407	0.09	249	0.06	320	0.09	612	0.18
Total	$424,046	100.00%	$384,806	100.00%	$344,546	100.00%	$344,336	100.00%

Source: Bradford Bancorp's prospectus.

EXHIBIT I-12A
Patapsco Bancorp, Inc.
Deposit Composition

	March 31,		At June 30,					
	2007		2006		2005		2004	
(Dollars in thousands)	Balance	% Total	Balance	% Total	Balance	% Total	Balance	% Total
Savings Accounts	$ 21,482	11.30%	$ 25,819	15.48%	$ 31,984	19.46%	$ 31,718	18.86%
NOW Checking	12,770	6.71	12,781	7.66	13,406	8.16	12,440	7.40
Money Market	29,329	15.42	28,968	17.36	29,211	17.78	33,067	19.67
Certificates of deposit	113,993	59.94	86,079	51.60	77,647	47.25	79,918	47.53
Interest-bearing deposits	177,574	93.37	153,647	92.10	152,248	92.65	157,143	93.46
Non-interest bearing checking	12,604	6.63	13,186	7.90	12,072	7.35	10,989	6.54
Total	$190,178	100.00%	$166,833	100.00%	$164,320	100.00%	$168,132	100.00%

Source: Bradford Bancorp's prospectus.

EXHIBIT I-13
Bradford Bancorp, Inc.
Time Deposit Maturity Schedule

	Amount Due					
	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years	Total	Percent of Total Time Deposit Accounts
	(Dollars in thousands)					
1.01 - 2.00%	$ –	$ –	$ –	$ –	$ –	–%
2.01 - 3.00%	3,823	3,731	1,172	–	8,726	2.54
3.01 - 4.00%	28,428	4,291	11,949	3,333	48,001	13.98
4.01 - 5.00%	134,271	34,840	29,412	3,945	202,467	58.97
5.01 - 6.00%	59,092	22,093	628	2,333	84,146	24.51
6.01 - 7.00%	–	–	–	–	–	–
Total	$225,614	$64,955	$43,161	$9,611	$343,340	100.00%

Source: Bradford Bancorp's prospectus.

EXHIBIT I-14
Bradford Bancorp, Inc.
Borrowing Activity

(Dollars in thousands)	Three Months Ended March 31,		Year Ended December 31,		
	2007	2006	2006	2005	2004
Maximum amount outstanding at any month end during the period					
FHLB advances	$53,000	$15,000	$45,000	$18,800	$15,000
Other borrowings	3,000	–	14,000	2,600	2,600
Average amount outstanding during the period:					
FHLB advances	49,022	15,889	18,964	15,270	8,777
Other borrowings	3,000	247	2,483	115	892
Weighted average interest rate during the period:					
FHLB advances	4.26%	3.42%	3.96%	3.71%	3.28%
Other borrowings	7.75%	5.56%	5.49%	3.74%	1.44%
Balance outstanding at end of period:					
FHLB advances	$50,000	$15,000	$45,000	$18,800	$15,000
Other borrowings	3,000	–	–	2,600	–
Weighted average interest rate at end of period:					
FHLB advances	4.15%	3.63%	4.02%	3.76%	3.63%
Other borrowings	7.75%	–	–	4.25%	–

Source: Bradford Bancorp's prospectus.

EXHIBIT II-1
Description of Office Facilities

Properties

At March 31, 2007, we conducted business through our corporate headquarters and seven full-service banking offices in Baltimore, Ellicott City, Glen Burnie, Lutherville, Phoenix and Pikesville, Maryland. We own all of our offices, except for Glen Burnie (subject to a renewable lease that expires in 2012), Lutherville (subject to a renewable ground lease that expires 2012) and Pikesville (subject to a renewable lease that expires 2008). The net book value of our land, buildings, furniture, fixtures and equipment was $4.7 million as of March 31, 2007.

On June ___, 2007, we acquired Senator Bank's one office located at 9735 York Road, Cockeysville, Maryland. This branch is subject to a renewable lease that expires in 2008 with a five year renewal option. Also on June ___, 2007, we acquired Golden Prague's two offices located in Baltimore and Parkville, Maryland. We expect to close both of these branch offices due to the proximity of the offices to current Bradford Bank or Patapsco Bank branch offices.

The following table sets forth the location and certain additional information regarding Patapsco Bank's offices at March 31, 2007.

	Year Opened	Owned or Leased	Book Value at March 31, 2007	Approximate Square Footage
			(Dollars in thousands)	
Headquarters and Branch Office:				
1301 Merritt Boulevard Dundalk, Maryland 21222	1970	Owned	$445	9,600
Branch Offices:				
2028 Joppa Road Baltimore, Maryland 21234	2007	Leased	2,935	7,000
7802 Harford Road Baltimore, Maryland 21234	1979	Owned	263	2,000
821 W. 36th Street Baltimore, Maryland 21211	1988	Owned	114	1,100
12128 Long Green Pike Glen Arm, Maryland 21057	1988	Leased	25	1,400

Source: Bradford Bancorp's prospectus.

EXHIBIT II-2
Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended	Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1999: Quarter 1	7.75%	4.49%	4.72%	5.25%
Quarter 2	7.75%	4.78%	5.07%	5.81%
Quarter 3	8.25%	4.88%	5.22%	5.90%
Quarter 4	8.50%	5.33%	5.98%	6.45%
2000: Quarter 1	9.00%	5.88%	6.28%	6.03%
Quarter 2	9.50%	5.88%	6.08%	6.03%
Quarter 3	9.50%	6.23%	6.07%	5.80%
Quarter 4	9.50%	5.89%	5.32%	5.12%
2001: Quarter 1	8.00%	4.30%	4.09%	4.93%
Quarter 2	6.75%	3.65%	3.72%	5.42%
Quarter 3	6.00%	2.40%	2.49%	4.60%
Quarter 4	4.75%	1.74%	2.17%	5.07%
2002: Quarter 1	4.75%	1.79%	2.70%	5.42%
Quarter 2	4.75%	1.70%	2.06%	4.86%
Quarter 3	4.75%	1.57%	1.53%	3.63%
Quarter 4	4.25%	1.22%	1.32%	3.83%
2003: Quarter 1	4.25%	1.14%	1.19%	3.83%
Quarter 2	4.00%	0.90%	1.09%	3.54%
Quarter 3	4.00%	0.95%	1.15%	3.96%
Quarter 4	4.00%	0.95%	1.26%	4.27%
2004: Quarter 1	4.00%	0.95%	1.20%	3.86%
Quarter 2	4.00%	1.33%	2.09%	4.62%
Quarter 3	4.75%	1.70%	2.16%	4.12%
Quarter 4	5.25%	2.22%	2.75%	4.24%
2005: Quarter 1	5.75%	2.80%	3.43%	4.51%
Quarter 2	6.00%	3.12%	3.51%	3.98%
Quarter 3	6.75%	3.55%	4.01%	4.34%
Quarter 4	7.25%	4.08%	4.38%	4.39%
2006: Quarter 1	7.75%	4.63%	4.82%	4.86%
Quarter 2	8.25%	5.01%	5.21%	5.15%
Quarter 3	8.25%	4.88%	4.91%	4.64%
Quarter 4	8.25%	5.02%	5.00%	4.71%
2007: Quarter 1	8.25%	5.04%	4.90%	4.65%
As of May 29, 2007	8.25%	4.90%	4.96%	4.88%

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal.

EXHIBIT III-1
General Characteristics of Publicly-Traded Institutions

P FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 31, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
IMB	IndyMac Bancorp, Inc. of CA	NYSE	Pasadena, CA	Thrift	29,694	14	12-31	11/86	33.53	2,467
DSL	Downey Financial Corp. of CA	NYSE	Newport Beach CA	Thrift	15,238	172	12-31	01/71	73.22	2,039
FED	FirstFed Financial Corp. of CA	NYSE	Santa Monica, CA	Thrift	8,533	29	12-31	12/83	64.62	1,072
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Pomona, CA	Thrift	4,553	30	03-31	03/96	29.80	718
PROV	Provident Fin. Holdings of CA	NASDAQ	Riverside, CA	M.B.	1,770	12	06-30	06/96	24.70	162
HWFG	Harrington West Fncl Grp of CA	NASDAQ	Solvang, CA	Thrift	1,126	15	12-31	11/02	17.28	96
BOFI	Bofi Holding, Inc. Of CA	NASDAQ	San Diego, CA	Thrift	847	1	06-30	03/05	7.25	60
KFED	K-Fed Bancorp MHC of CA (37.3)	NASDAQ	Covina, CA	Thrift	799	5	06-30	03/04	18.59	260
FPTB	First PacTrust Bancorp of CA	NASDAQ	Chula Vista, CA	Thrift	788	9	12-31	08/02	25.24	111
BYFC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles, CA	Thrift	305	4	12-31	01/96	11.01	18
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	NASDAQ	Coral Gables, FL	Thrift	13,943	55	09-30	12/85	22.66	827
BFF	BFC Financial Corp. of FL	NYSE	FortLauderdaleFL	Thrift	7,606 D	74	12-31	/	4.10	147
BBX	BankAtlantic Bancorp of FL	NYSE	FortLauderdaleFL	M.B.	6,380	75	12-31	11/83	9.29	556
FDT	Federal Trust Corp of FL	AMEX	Sanford, FL	Thrift	707	6	12-31	12/97	8.55	80
FCFL	First Community Bk Corp of FL	NASDAQ	Pinellas Park FL	Thrift	402	4	12-31	05/03	17.00	69
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	Philadelphia, PA	M.B.	82,192	677	12-31	08/86	23.34	11,166
HCBK	Hudson City Bancorp, Inc of NJ	NASDAQ	Paramus, NJ	Thrift	37,468	86	12-31	06/05	13.17	7,204
NYB	New York Community Bcrp of NY	NYSE	Westbury, NY	Thrift	27,979	143	12-31	11/93	17.55	5,202
AF	Astoria Financial Corp. of NY	NYSE	Lake Success, NY	Thrift	21,394	86	12-31	11/93	26.70	2,603
FNFG	First Niagara Fin. Group of NY	NASDAQ	Lockport, NY	Thrift	7,946 D	122	12-31	01/03	13.72	1,483
NWSB	Northwest Bcrp MHC of PA(39.1)	NASDAQ	Warren, PA	Thrift	6,732	154	06-30	11/94	28.15	1,402
PFS	Provident Fin. Serv. Inc of NJ	NYSE	Jersey City, NJ	Thrift	5,743 D	79	12-31	01/03	16.79	1,051
ISBC	Investors Bcrp MHC of NJ(45.7)	NASDAQ	Short Hills, NJ	Thrift	5,485	46	06-30	10/05	13.98	1,581
PRTR	Partners Trust Fin. Grp. of NY	NASDAQ	Utica, NY	Thrift	3,727	37	12-31	07/04	11.00	479
DCOM	Dime Community Bancshars of NY	NASDAQ	Brooklyn, NY	Thrift	3,299	20	12-31	06/96	13.56	489
TRST	TrustCo Bank Corp NY of NY	NASDAQ	Glenville, NY	Thrift	3,245	75	12-31	/	9.67	724
WSFS	WSFS Financial Corp. of DE	NASDAQ	Wilmington, DE	Div.	2,948	23	12-31	11/86	66.41	417
FFIC	Flushing Fin. Corp. of NY	NASDAQ	Lake Success, NY	Thrift	2,941	11	12-31	11/95	16.82	355
KNBT	KNBT Bancorp, Inc. of PA	NASDAQ	Bethlehem, PA	Thrift	2,907	57	12-31	11/03	15.28	422
PBNY	Provident NY Bncrp, Inc. of NY	NASDAQ	Montebello, NY	Thrift	2,802	39	09-30	01/04	13.79	584
OCFC	OceanFirst Fin. Corp of NJ	NASDAQ	Toms River, NJ	Thrift	2,048	17	12-31	07/96	17.80	219
KRNY	Kearny Fin Cp MHC of NJ (29.7)	NASDAQ	Fairfield, NJ	Thrift	2,008	25	06-30	02/05	13.76	985
ESBF	ESB Financial Corp. of PA	NASDAQ	Ellwood City, PA	Thrift	1,905	26	12-31	06/90	11.20	144
PVSA	Parkvale Financial Corp of PA	NASDAQ	Monroeville, PA	Thrift	1,825	47	06-30	07/87	29.80	169
WFBC	Willow Financial Bcp Inc of PA	NASDAQ	Maple Glen, PA	Thrift	1,533	14	06-30	04/02	11.65	182
ORIT	Oritani Fin Cp MHC of NJ(32.0)	NASDAQ	Twnship of WA NJ	Thrift	1,221	20	06-30	01/07	15.74	638
FMCO	FMS Fin Corp. of Burlington NJ	NASDAQ	Burlington, NJ	Thrift	1,169	41	12-31	12/88	31.00	203
SYNF	Synergy Financial Group of NJ	NASDAQ	Cranford, NJ	Thrift	967	18	12-31	01/04	13.67	156
ABBC	Abington Com Bcp MHC PA (42.9)	NASDAQ	Jenkintown, PA	Thrift	951	12	12-31	12/04	18.29	280
SVBI	Severn Bancorp, Inc. of MD	NASDAQ	Annapolis, MD	Thrift	912	2	12-31	/	18.01	181
ESSA	ESSA Bancorp, Inc. of PA	NASDAQ	Stroudsburg, PA	Thrift	907 P	0		04/07	11.41	194
GLK	Great Lakes Bancorp, Inc of NY	NYSE	Buffalo, NY	Thrift	905	14	12-31	/	14.30	156
ROMA	Roma Fin Corp MHC of NJ (31.0)	NASDAQ	Robbinsville, NJ	Thrift	888	8	12-31	07/06	16.50	540
CSBK	Clifton Svg Bp MHC of NJ(43.3)	NASDAQ	Clifton, NJ	Thrift	817 D	10	03-31	03/04	11.70	343
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	765 D	8	03-31	10/94	16.30	41
HARL	Harleysville Svgs Fin Cp of PA	NASDAQ	Harleysville, PA	Thrift	764	5	09-30	08/87	16.40	63
FXCB	Fox Chase Bncp MHC of PA(44.5)	NASDAQ	Hatboro, PA	Thrift	742	11	12-31	10/06	13.85	203
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Pittsburgh, PA	Thrift	728	13	09-30	06/88	17.70	53
BCSB	BCSB Bankcorp MHC of MD (36.5)	NASDAQ	Baltimore, MD	Thrift	726	17	09-30	07/98	13.90	82
THRD	TF Fin. Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	662	14	12-31	07/94	29.75	87
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Bayonne, NJ	Thrift	640	9	12-31	11/89	20.94	104
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	NASDAQ	Ocean City, NJ	Thrift	574	6	12-31	12/04	13.30	114
ABNJ	American Bancorp of NJ	NASDAQ	Bloomfield, NJ	Thrift	554	2	09-30	10/05	10.97	140

P FINANCIAL, LC.
inancial Services Industry Consultants
700 North Moore Street, Suite 2210
rlington, Virginia 22209
703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 31, 2007(1)

icker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)		Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
id-Atlantic Companies (continued)											
KFS	First Keystone Fin., Inc of PA	NASDAQ	Berwick, PA	Thrift	522		8	09-30	01/95	19.23	47
IGYR	Magyar Bancorp MHC of NJ(46.0)	NASDAQ	Nw Brunswick, NJ	Thrift	468		3	09-30	01/06	14.60	86
BIP	Prudential Bncp MHC PA (42.7)	NASDAQ	Philadelphia, PA	Thrift	468		6	09-30	03/05	13.65	161
NFC	Oneida Financl MHC of NY(44.6)	NASDAQ	Oneida, NY	Thrift	455		10	12-31	12/98	12.09	94
SB	Washington SB, FSB of Bowie MD	AMEX	Bowie, MD	Thrift	434	D	5	07-31	08/88	8.50	64
LLB	Alliance Bank MHC of PA (45.0)	NASDAQ	Broomall, PA	Thrift	419		9	12-31	01/07	9.58	69
OBK	Colonial Bank MHC of NJ (46.0)	NASDAQ	Bridgeton, NJ	Thrift	412		6	12-31	06/05	15.25	68
FSB	Brooklyn Fed MHC of NY (30.0)	NASDAQ	Brooklyn, NY	Thrift	399		4	09-30	04/05	15.20	204
VFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh, PA	Thrift	390		6	06-30	11/93	16.72	39
SBK	Elmira Svgs Bank, FSB of NY	NASDAQ	Elmira, NY	Thrift	376		6	12-31	03/85	27.06	36
SBK	Lake Shore Bnp MHC of NY(45.0)	NASDAQ	Dunkirk, NY	Thrift	352		8	12-31	04/06	12.35	82
CBC	Green Co Bcrp MHC of NY (44.4)	NASDAQ	Catskill, NY	Thrift	321		7	06-30	12/98	14.70	61
BHC	Pathfinder BC MHC of NY (35.8)	NASDAQ	Oswego, NY	Thrift	317		8	12-31	11/95	11.95	30
OMB	Rome Bancorp, Inc. of Rome NY	NASDAQ	Rome, NY	Thrift	303		4	12-31	03/05	12.40	105
BCB	NE Comm Bncrp MHC of NY (45.0)	NASDAQ	White Plains, NY	Thrift	290		6	12-31	07/06	12.40	164
FCO	FedFirst Fin MHC of PA (45.8)	NASDAQ	Monessen, PA	Thrift	285		7	12-31	04/05	9.25	62
SBF	MSB Fin Corp MHC of NJ (45.0)	NASDAQ	Millington, NJ	Thrift	283		4	06-30	01/07	11.69	66
FSB	Independence FSB of DC	NASDAQ	Washington, DC	Thrift	161	D	5	12-31	06/85	10.22	16
MSB	CMS Bancorp, Inc. of NY	NASDAQ	White Plains, NY	Thrift	140	P	0		04/07	10.55	22
OV	Gouverneur Bcp MHC of NY(42.8)	AMEX	Gouverneur, NY	Thrift	132		2	09-30	03/99	11.00	25
id-West Companies											
FBC	Flagstar Bancorp, Inc. of MI	NYSE	Troy, MI	Thrift	15,432		128	12-31	04/97	13.05	814
MAFB	MAF Bancorp, Inc. of IL	NASDAQ	Clarendon Hls IL	Thrift	10,447		73	12-31	01/90	54.02	1,779
TFSL	TFS Fin Corp MHC of OH (31.5)	NASDAQ	Cleveland, OH	Thrift	9,551	P	40	09-30	04/07	12.23	4,064
CFFN	Capitol Fd Fn MHC of KS (29.5)	NASDAQ	Topeka, KS	Thrift	8,098		37	09-30	04/99	38.45	2,856
ABCW	Anchor BanCorp Wisconsin of WI	NASDAQ	Madison, WI	M.B.	4,506	D	57	03-31	07/92	28.51	621
BKMU	Bank Mutual Corp of WI	NASDAQ	Milwaukee, WI	Thrift	3,644		71	12-31	10/03	11.82	677
TONE	TierOne Corp. of Lincoln NE	NASDAQ	Lincoln, NE	Thrift	3,441		69	12-31	10/02	31.02	560
FPFC	First Place Fin. Corp. of OH	NASDAQ	Warren, OH	Thrift	3,095		27	06-30	01/99	20.25	354
UCFC	United Community Fin. of OH	NASDAQ	Youngstown OH	Thrift	2,713		35	12-31	07/98	10.63	326
CTZN	Citizens First Bancorp of MI	NASDAQ	Port Huron, MI	Thrift	1,792		23	12-31	03/01	22.36	182
WAUW	Wauwatosa Hlds MHC of WI(30.4)	NASDAQ	Wauwatosa, WI	Thrift	1,647		7	06-30	10/05	16.88	560
BFIN	BankFinancial Corp. of IL	NASDAQ	Burr Ridge, IL	Thrift	1,567		16	12-31	06/05	16.29	378
NASB	NASB Fin, Inc. of Grandview MO	NASDAQ	Grandview, MO	Thrift	1,546		8	09-30	09/85	35.88	288
FDEF	First Defiance Fin. Corp of OH	NASDAQ	Defiance, OH	Thrift	1,518		27	12-31	10/95	27.20	197
CITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	Munster, IN	Thrift	1,237		22	12-31	07/98	14.86	163
HMNF	HMN Financial, Inc. of MN	NASDAQ	Rochester, MN	Thrift	1,117		13	12-31	06/94	34.40	148
PULB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis, MO	Thrift	1,064		7	09-30	12/98	15.55	155
PCBI	Peoples Community Bcrp. of OH	NASDAQ	West Chester, OH	Thrift	1,011		14	09-30	03/00	14.75	71
HFFC	HF Financial Corp. of SD	NASDAQ	Sioux Falls, SD	Thrift	996		34	06-30	04/92	17.37	69
MFSF	MutualFirst Fin. Inc. of IN	NASDAQ	Muncie, IN	Thrift	991	S	19	12-31	12/99	18.41	80
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Solon, OH	R.E.	908		16	06-30	12/92	12.33	95
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Hopkinsville, KY	Thrift	770		9	12-31	02/98	15.89	57
CASH	Meta Financial Group of IA	NASDAQ	Storm Lake, IA	Thrift	729		16	09-30	09/93	37.75	97
FFSX	First Federal Bankshares of IA	NASDAQ	Sioux City, IA	Thrift	648		14	06-30	04/99	18.75	64
FFFD	North Central Bancshares of IA	NASDAQ	Fort Dodge, IA	Thrift	511		10	12-31	03/96	40.23	55
MFBC	MFB Corp. of Mishawaka IN	NASDAQ	Mishawaka, IN	Thrift	502		11	09-30	03/94	33.86	45
PFDC	Peoples Bancorp of Auburn IN	NASDAQ	Auburn, IN	Thrift	493		15	09-30	07/87	19.44	61
FCAP	First Capital, Inc. of IN	NASDAQ	Corydon, IN	Thrift	451		12	12-31	01/99	17.65	50
ASBI	Ameriana Bancorp of IN	NASDAQ	New Castle, IN	Thrift	437		10	12-31	03/87	10.84	32
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Wooster, OH	Thrift	409	D	11	03-31	01/03	13.75	44
UCBA	United Comm Bncp MHC IN (45.0)	NASDAQ	Lawrenceburg, IN	Thrift	386		5	06-30	03/06	12.11	100
FCLF	First Clover Leaf Fin Cp of IL	NASDAQ	Edwardsville, IL	Thrift	378		4	12-31	07/06	10.99	100
FBEI	First Bancorp of Indiana of IN	NASDAQ	Evansville, IN	Thrift	364		7	06-30	04/99	17.00	31
LSBI	LSB Fin. Corp. of Lafayette IN	NASDAQ	Lafayette, IN	Thrift	362		5	12-31	02/95	25.47	41
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	339		6	12-31	12/96	17.38	28
FFHS	First Franklin Corp. of OH	NASDAQ	Cincinnati, OH	Thrift	331		8	12-31	01/88	16.99	29
CHEV	Cheviot Fin Cp MHC of OH(42.1)	NASDAQ	Cincinnati, OH	Thrift	315		5	12-31	01/04	13.52	126
CZWI	Citizens Comm Bncorp Inc of WI	NASDAQ	Eau Claire, WI	Thrift	302		12	09-30	11/06	9.26	66
FBTC	First BancTrust Corp of IL	NASDAQ	Paris, IL	Thrift	299		4	12-31	04/01	11.59	27

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 31, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
LBCP	Liberty Bancorp, Inc. of MO	NASDAQ	Liberty, MO	Thrift	299	6	09-30	07/06	10.90	52
JXSB	Jcksnville Bcp MHC of IL(47.7)	NASDAQ	Jacksonville, IL	Thrift	275	8	12-31	04/95	12.50	25
FFNM	First Fed of N. Michigan of MI	NASDAQ	Alpena, MI	Thrift	272	10	12-31	04/05	9.01	27
KFFB	KY Fst Fed Bp MHC of KY (44.5)	NASDAQ	Hazard, KY	Thrift	267	1	06-30	03/05	10.10	85
FBSI	First Bancshares, Inc. of MO	NASDAQ	Mntn Grove, MO	Thrift	242	10	06-30	12/93	16.21	25
CFBK	Central Federal Corp. of OH	NASDAQ	Fairlawn, OH	Thrift	241	4	12-31	12/98	6.70	31
BRBI	Blue River Bancshares of IN	NASDAQ	Shelbyville, IN	Thrift	231	5	12-31	06/98	6.37	22
PFED	Park Bancorp of Chicago IL	NASDAQ	Chicago, IL	Thrift	221	4	12-31	08/96	34.08	43
FFDF	FFD Financial Corp of Dover OH	NASDAQ	Dover, OH	Thrift	170	3	06-30	04/96	16.22	18
New England Companies										
PBCT	Peoples United Financial of CT	NASDAQ	Bridgeport, CT	Div.	13,594 P	157	12-31	04/07	20.10	6,006
NAL	NewAlliance Bancshares of CT	NYSE	New Haven, CT	Thrift	7,978	64	12-31	04/04	16.19	1,837
BRKL	Brookline Bancorp, Inc. of MA	NASDAQ	Brookline, MA	Thrift	2,351	15	12-31	07/02	11.99	735
BHLB	Berkshire Hills Bancorp of MA	NASDAQ	Pittsfield, MA	Thrift	2,175	25	12-31	06/00	32.88	290
RCKB	Rockville Fin MHC of CT (45.0)	NASDAQ	Vrn Rockville CT	Thrift	1,240	16	12-31	05/05	15.26	297
UBNK	United Fin Grp MHC of MA(46.4)	NASDAQ	W Springfield MA	Thrift	1,034	11	12-31	07/05	15.51	265
WFD	New Westfield Fin. Inc. of MA	AMEX	Westfield, MA	Thrift	1,014	10	12-31	01/07	10.22	326
BFBC	Benjamin Frkln Bncrp Inc of MA	NASDAQ	Franklin, MA	Thrift	891	9	12-31	04/05	15.40	126
MASB	MassBank Corp. of Reading MA	NASDAQ	Reading, MA	Thrift	828	15	12-31	05/86	32.80	142
LEGC	Legacy Bancorp, Inc. of MA	NASDAQ	Pittsfield, MA	Thrift	823	10	12-31	10/05	14.98	153
SIFI	SI Fin Gp Inc MHC of CT (41.3)	NASDAQ	Willimantic, CT	Thrift	760	16	12-31	10/04	12.73	158
HIFS	Hingham Inst. for Sav. of MA	NASDAQ	Hingham, MA	Thrift	699	8	12-31	12/88	32.75	69
NHTB	NH Thrift Bancshares of NH	NASDAQ	Newport, NH	Thrift	655	17	12-31	05/86	14.45	59
CEBK	Central Bncrp of Somerville MA	NASDAQ	Somerville, MA	Thrift	565 D	10	03-31	10/86	28.32	46
LSBX	LSB Corp of No. Andover MA	NASDAQ	North Andover,MA	Thrift	560	7	12-31	05/86	17.17	79
HBNK	Hampden Bancorp, Inc. of MA	NASDAQ	Springfield, MA	Thrift	511	7	06-30	01/07	11.60	92
PSBH	PSB Hldgs Inc MHC of CT (45.2)	NASDAQ	Putnam, CT	Thrift	483	4	06-30	10/04	10.70	73
CBNK	Chicopee Bancorp, Inc. of MA	NASDAQ	Chicopee, MA	Thrift	464	7	12-31	07/06	15.60	116
NVSL	Naug Vly Fin MHC of CT (44.2)	NASDAQ	Naugatuck, CT	Thrift	424	6	12-31	10/04	11.88	88
NFSB	Newport Bancorp, Inc. of RI	NASDAQ	Newport, RI	Thrift	304	5	12-31	07/06	13.70	67
NEBS	New England Bnchrs Inc. of CT	NASDAQ	Enfield, CT	Thrift	276 D	8	03-31	12/05	12.90	69
MFLR	Mayflower Co-Op. Bank of MA	NASDAQ	Middleboro, MA	Thrift	239 D	6	04-30	12/87	10.10	21
North-West Companies										
WFSL	Washington Federal, Inc. of WA	NASDAQ	Seattle, WA	Thrift	9,878	121	09-30	11/82	25.00	2,183
FMSB	First Mutual Bncshrs Inc of WA	NASDAQ	Bellevue, WA	Thrift	1,057	12	12-31	12/85	22.27	149
RPFG	Ranier Pacific Fin Group of WA	NASDAQ	Tacoma, WA	Thrift	903 D	13	12-31	10/03	19.91	131
RVSB	Riverview Bancorp, Inc. of WA	NASDAQ	Vancouver, WA	Thrift	820	16	03-31	10/97	14.02	164
TSBK	Timberland Bancorp, Inc. of WA	NASDAQ	Hoquiam, WA	Thrift	618	25	09-30	01/98	34.35	125
South-East Companies										
NTBK	NetBank, Inc. of Alpharetta GA	NASDAQ	Alpharetta, GA	Thrift	3,688 D	1	12-31	07/97	0.30	16
FFCH	First Fin. Holdings Inc. of SC	NASDAQ	Charleston, SC	Thrift	2,691	47	09-30	11/83	33.58	401
SUPR	Superior Bancorp of AL	NASDAQ	Birmingham, AL	Thrift	2,452	59	12-31	12/98	10.15	352
ACFC	Atl Cst Fed Cp of GA MHC(36.8)	NASDAQ	Waycross, GA	Thrift	886	12	12-31	10/04	19.07	261
FFBH	First Fed. Bancshares of AR	NASDAQ	Harrison, AR	Thrift	835	15	12-31	05/96	23.85	116
CSBC	Citizens South Banking of NC	NASDAQ	Gastonia, NC	Thrift	738	11	12-31	10/02	12.85	103
TSH	Teche Hlding Cp of N Iberia LA	AMEX	New Iberia, LA	Thrift	720	17	09-30	04/95	43.40	96
CFFC	Community Fin. Corp. of VA	NASDAQ	Staunton, VA	Thrift	450 D	8	03-31	03/88	11.65	50
HBOS	Heritage Fn Gp MHC of GA(29.9)	NASDAQ	Albany, GA	Thrift	441	7	12-31	06/05	15.88	173
JFBI	Jefferson Bancshares Inc of TN	NASDAQ	Morristown, TN	Thrift	330	1	06-30	07/03	11.70	76
PEDE	Great Pee Dee Bancorp of SC	NASDAQ	Cheraw, SC	Thrift	219	3	06-30	12/97	15.50	28
GSLA	GS Financial Corp. of LA	NASDAQ	Metairie, LA	Thrift	169	4	12-31	04/97	20.30	26

South-West Companies

P FINANCIAL, LC.
inancial Services Industry Consultants
700 North Moore Street, Suite 2210
rlington, Virginia 22209
703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 31, 2007(1)

icker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
outh-West Companies (continued)										
'BTX	Franklin Bank Corp of TX	NASDAQ	Houston, TX	Thrift	4,853	32	12-31	12/03	16.56	391
'PFG	ViewPoint Finl MHC of TX(45.0)	NASDAQ	Plano, TX	Thrift	1,606	34	12-31	10/06	18.45	476
'SBK	Osage Bancshares, Inc. of OK	NASDAQ	Pawhuska, OK	Thrift	126	2	06-30	01/07	9.40	34
lestern Companies (Excl CA)										
'WBK	United Western Bncp, Inc of CO	NASDAQ	Denver, CO	Thrift	2,104	1	12-31	10/96	25.42	184
IOME	Home Fed Bncp MHC of ID (40.8)	NASDAQ	Nampa, ID	Thrift	746	15	09-30	12/04	17.10	260
)ther Areas										

IOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 05/31/07

EXHIBIT III-2

Public Market Pricing of Mid-Atlantic Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of May 29, 2007

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (x)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Financial Characteristics(6) Equity/ Assets (%)	Financial Characteristics(6) NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
	All Public Companies	18.40	442.67	0.80	13.42	20.18	144.26	17.95	162.57	20.56	0.41	2.19	35.71	3,022	12.44	0.54	0.57	5.66	0.55	5.38
	Special Selection Grouping(8)	16.29	684.98	0.65	11.02	20.66	154.39	20.74	182.13	20.97	0.34	2.08	29.68	4,521	13.27	0.32	0.56	5.24	0.57	5.31
	State of MD	13.26	122.89	0.96	8.50	14.78	153.75	17.37	154.21	15.93	0.20	1.61	26.66	673	12.00	0.76	1.25	12.25	1.19	11.75
	Comparable Group																			
	Special Comparative Group(8)																			
ABBC	Abington Com Bcp MHC PA (42.9)(7)	18.29	119.98	0.43	7.56	NM	241.93	29.40	241.93	NM	0.28	1.53	27.94	951	12.15	0.28	0.73	5.78	0.73	5.78
ALLB	Alliance Bank MHC of PA (45.0)	9.58	31.14	0.19	6.86	NM	139.65	16.51	139.65	NM	0.20	2.09	NM	419	11.82	0.38	0.34	3.72	0.34	3.72
ABNJ	American Bancorp of NJ	10.97	139.90	0.10	8.54	NM	128.45	25.24	128.45	NM	0.16	1.46	NM	554	19.65	0.33	0.24	1.06	0.24	1.06
AF	Astoria Financial Corp. of NY	26.70	2602.64	1.65	12.49	16.08	213.77	12.17	252.12	16.18	1.04	3.90	63.03	21,394	5.69	0.29	0.74	12.90	0.74	12.82
BCSB	BCSB Bankcorp MHC of MD (36.5)(7)	13.90	30.01	-1.14	5.82	NM	238.83	11.32	257.41	NM	0.00	0.00	NM	726	4.74	0.36	-1.36	-30.60	-0.86	-19.49
BFSB	Brooklyn Fed MHC of NY (30.0)	15.20	60.31	0.28	6.27	NM	242.42	51.14	242.42	NM	0.12	0.79	12.67	399	21.10	0.03	0.96	4.67	0.96	4.67
CMSB	CMS Bancorp, Inc. of NY	10.55	21.68	0.05	11.73	NM	89.94	15.45	89.94	NM	0.00	0.00	0.00	140	17.18	NA	0.13	0.77	0.07	0.43
CNY	Carver Bancorp, Inc. of NY	16.30	40.99	1.32	19.99	17.53	81.54	5.36	92.82	12.35	0.36	2.21	27.27	765	6.57	0.48	0.33	4.77	0.47	6.78
CSBK	Clifton Svg Bp MHC of NJ(43.3)	11.70	149.91	0.10	6.49	NM	180.28	42.01	180.28	NM	0.20	1.71	NM	817	23.30	0.01	0.35	1.51	0.35	1.51
COBK	Colonial Bank MHC of NJ (46.0)	15.25	31.72	0.37	8.40	NM	181.55	16.39	181.55	NM	0.00	0.00	0.00	412	9.03	0.06	0.45	4.63	0.44	4.51
DCOM	Dime Community Bancshare of NY	13.56	489.01	0.72	7.91	17.38	171.43	14.82	213.21	18.83	0.56	4.13	NM	3,299	8.65	0.11	0.89	9.65	0.82	8.91
ESBF	ESB Financial Corp. of PA	11.20	143.56	0.74	10.23	14.74	109.48	7.54	165.68	15.14	0.40	3.57	54.05	1,905	6.88	0.22	0.51	7.80	0.50	7.60
ESSA	ESSA Bancorp, Inc. of PA	11.41	193.75	0.35	11.50	32.60	99.22	21.36	99.22	32.60	0.00	0.00	0.00	907	21.52	NA	0.66	3.04	0.66	3.04
ESBK	Elmira Svgs Bank, FSB of NY	27.06	35.69	1.69	18.80	21.14	143.94	9.49	145.25	16.01	0.88	3.25	52.07	376	6.59	0.11	0.47	7.08	0.63	9.35
FMCO	FMS Fin Corp. of Burlington NJ(7)	31.00	202.80	0.79	12.15	NM	255.14	17.34	258.33	39.24	0.12	0.39	15.19	1,169	6.80	0.56	0.40	6.26	0.43	6.68
FFCO	FedFirst Fin MHC of PA (45.8)	9.25	28.41	-0.13	6.90	NM	134.06	21.76	137.24	NM	0.00	0.00	NM	285	16.23	0.47	-0.31	-1.90	-0.31	-1.90
FSBI	Fidelity Bancorp, Inc. of PA	17.70	52.92	1.13	15.45	12.83	114.56	7.27	121.82	15.66	0.56	3.16	49.56	728	6.34	0.36	0.57	9.41	0.46	7.71
FKFS	First Keystone Fin., Inc of PA	19.23	46.69	0.42	14.30	NM	134.48	8.95	134.48	NM	0.00	0.00	0.00	522	6.65	0.75	0.16	2.71	0.20	3.35
FNFG	First Niagara Fin. Group of NY	13.72	1483.41	0.79	12.83	17.82	106.94	18.67	232.15	17.37	0.52	3.79	65.82	7,946	17.46	0.20	1.05	6.00	1.07	6.16
FFIC	Flushing Fin. Corp. of NY	16.82	355.12	0.95	10.41	16.82	161.58	12.07	175.94	17.71	0.48	2.85	50.53	2,941	7.47	0.11	0.78	10.13	0.74	9.63
FXCB	Fox Chase Bncp MHC of PA(44.5)	13.85	90.45	0.24	8.62	NM	160.67	27.39	160.67	NM	0.00	0.00	0.00	742	17.05	0.43	0.49	3.35	0.47	3.22
GOV	Gouverneur Bcp MHC of NY(42.8)	11.00	10.79	0.50	8.78	25.00	125.28	19.09	125.28	22.00	0.32	2.91	27.31	132	15.24	0.72	0.78	5.12	0.89	5.81
GLK	Great Lakes Bancorp, Inc of NY	14.30	156.18	-0.13	12.42	NM	115.14	17.26	115.14	NM	0.00	0.00	NM	905	14.99	0.41	-0.16	-1.05	-0.16	-1.05
GCBC	Green Co Bcrp MHC of NY (44.4)	14.70	27.06	0.61	8.52	25.79	172.54	18.98	172.54	24.10	0.50	3.40	NM	321	11.00	0.13	0.76	6.87	0.82	7.35
HARL	Harleysville Svgs Fin Cp of PA	16.40	63.47	0.91	12.72	17.45	128.93	8.31	128.93	18.02	0.68	4.15	74.73	764	6.45	NA	0.47	7.50	0.46	7.26
HCBK	Hudson City Bancorp, Inc of NJ	13.17	7203.67	0.52	8.83	25.33	149.15	19.23	154.40	25.33	0.32	2.43	61.54	37,468	12.89	0.09	0.85	5.71	0.85	5.71
IFSB	Independence FSB of DC	10.22	15.86	-2.44	8.09	NM	126.33	9.86	126.33	NM	0.00	0.00	NM	161	7.81	0.69	-1.74	-21.25	-2.32	-28.34
ISBC	Investors Bcrp MHC of NJ(45.7)	13.98	743.40	0.25	7.64	NM	182.98	28.82	182.98	NM	0.00	0.00	0.00	5,485	15.75	0.22	0.48	2.91	0.52	3.16
KNBT	KNBT Bancorp, Inc. of PA	15.28	422.20	0.88	13.09	17.98	116.73	14.52	184.54	17.36	0.40	2.62	45.45	2,907	12.44	0.21	0.80	6.64	0.83	6.88
KRNY	Kearny Fin Cp MHC of NJ (29.7)	13.76	296.36	0.05	6.61	NM	208.17	49.07	252.01	NM	0.20	1.45	NM	2,008	23.57	0.04	0.18	0.74	0.18	0.74
LSBK	Lake Shore Bnp MHC of NY(45.0)	12.35	36.75	0.27	8.19	NM	150.79	23.21	150.79	NM	0.12	0.97	20.00	352	15.39	0.42	0.50	3.67	0.50	3.67
MSBF	MSB Fin Corp MHC of NJ (45.0)	11.69	29.56	0.28	7.68	NM	152.21	23.25	152.21	NM	0.00	0.00	0.00	283	15.27	NA	0.52	5.00	0.52	5.00
MGYR	Magyar Bancorp MHC of NJ(46.0)	14.60	39.76	0.14	8.25	NM	176.97	18.48	176.97	NM	0.00	0.00	0.00	468	10.44	1.63	0.19	1.82	0.18	1.70
NECB	NE Comm Bncrp MHC of NY (45.0)	12.40	73.79	0.12	7.35	NM	168.71	56.57	168.71	NM	0.00	0.00	0.00	290	33.53	NA	0.56	2.10	0.56	2.10
NYB	New York Community Bcrp of NY	17.55	5201.56	0.85	12.52	22.50	140.18	18.59	355.26	20.65	1.00	5.70	NM	27,979	13.26	0.08	0.82	6.37	0.89	6.94
NWSB	Northwest Bcrp MHC of PA(39.1)	28.15	551.04	0.94	12.21	29.95	230.55	20.83	315.94	29.95	0.80	2.84	NM	6,732	9.04	0.72	0.71	7.78	0.71	7.78
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	13.30	51.34	0.34	7.34	39.12	181.20	19.79	181.20	39.12	0.00	0.00	0.00	574	10.92	0.09	0.52	4.68	0.52	4.68
OCFC	OceanFirst Fin. Corp of NJ	17.80	219.26	0.77	10.17	NM	175.02	10.70	175.02	23.12	0.80	4.49	NM	2,048	6.12	0.23	0.14	2.22	0.46	7.14
ONFC	Oneida Financl MHC of NY(44.6)	12.09	42.00	0.53	7.50	23.25	161.20	20.69	244.24	22.81	0.48	3.97	NM	455	12.84	0.01	0.92	7.19	0.94	7.33
ORIT	Oritani Fin Cp MHC of NJ(32.0)	15.74	204.26	0.08	6.55	NM	240.31	52.27	240.31	NM	0.00	0.00	0.00	1,221	21.75	NA	0.21	1.35	0.23	1.54
PBCI	Pamrapo Bancorp, Inc. of NJ	20.94	104.20	1.14	11.79	17.45	177.61	16.28	177.61	18.37	0.92	4.39	NM	640	9.17	0.36	0.93	10.08	0.88	9.58
PVSA	Parkvale Financial Corp of PA	29.80	168.91	2.29	22.73	12.74	131.10	9.25	173.46	13.01	0.80	2.68	34.93	1,825	7.06	0.39	0.71	10.61	0.70	10.39
PRTR	Partners Trust Fin. Grp. of NY	11.00	479.40	0.53	11.29	22.00	97.43	12.86	199.28	20.75	0.28	2.55	52.83	3,727	13.20	0.11	0.58	4.39	0.61	4.65
PBHC	Pathfinder BC MHC of NY (35.8)	11.95	10.53	0.30	8.43	31.45	141.76	9.36	174.96	39.83	0.41	3.43	NM	317	6.60	0.55	0.31	4.51	0.25	3.56
PFS	Provident Fin. Serv. Inc of NJ	16.79	1051.42	0.84	16.27	19.52	103.20	18.31	178.05	19.99	0.40	2.38	47.62	5,743	17.74	0.14	0.91	5.18	0.89	5.06
PBNY	Provident NY Bncrp, Inc. of NY	13.79	584.38	0.47	9.74	29.98	141.58	20.86	242.36	29.34	0.20	1.45	42.55	2,802	14.73	0.23	0.70	4.85	0.71	4.96
PBIP	Prudential Bncp MHC PA (42.7)	13.65	70.37	0.31	7.20	NM	189.58	34.49	189.58	NM	0.20	1.47	28.15	468	18.19	0.08	0.79	4.17	0.79	4.17
ROMA	Roma Fin Corp MHC of NJ (31.0)	16.50	167.43	0.17	7.25	NM	227.59	60.82	228.22	NM	0.24	1.45	NM	888	26.72	0.04	0.63	2.82	0.63	2.82
ROME	Rome Bancorp, Inc. of Rome NY	12.40	105.11	0.40	8.98	31.00	138.08	34.70	138.08	31.00	0.32	2.58	NM	303	25.13	0.38	1.12	4.15	1.12	4.15
SVBI	Severn Bancorp, Inc. of MD	18.01	181.29	1.49	8.88	11.85	202.82	19.87	203.73	12.09	0.24	1.33	16.11	912	9.80	0.76	1.70	18.42	1.66	18.06
SOV	Sovereign Bancorp, Inc. of PA	23.34	****.**	0.75	17.77	NM	131.34	13.59	368.72	31.12	0.32	1.37	42.67	82,192	10.34	0.31	0.04	0.42	0.43	4.53
SYNF	Synergy Financial Group of NJ(7)	13.67	155.59	0.34	8.75	NM	156.23	16.10	157.13	NM	0.24	1.76	70.59	967	10.30	0.04	0.39	4.00	0.39	4.00
THRD	TF Fin. Corp. of Newtown PA	29.75	87.11	1.88	23.04	15.41	129.12	13.17	138.44	15.82	0.80	2.69	42.55	662	10.20	0.32	0.85	8.74	0.83	8.51
TRST	TrustCo Bank Corp NY of NY	9.67	724.27	0.61	3.20	16.12	302.19	22.32	302.19	15.85	0.64	6.62	NM	3,245	7.39	0.23	1.47	19.67	1.49	20.00
WSFS	WSFS Financial Corp. of DE	66.41	417.25	5.09	31.70	13.50	209.50	14.16	211.03	13.05	0.40	0.60	7.86	2,948	6.76	0.15	1.03	15.53	1.07	16.07
WVFC	WVS Financial Corp. of PA	16.72	38.77	1.55	13.26	10.79	126.09	9.95	126.09	10.79	0.64	3.83	41.29	390	7.89	NA	0.89	11.83	0.89	11.83

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of May 25, 2007

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
Special Comparative Group(8) (continued)																			
WSB Washington SB, FSB of Bowie MD	8.50	64.50	0.43	8.12	17.71	104.68	14.87	104.68	19.77	0.16	1.88	37.21	434	14.21	NA	0.80	6.07	0.71	5.44
WFBC Willow Financial Bcp Inc of PA	11.65	182.04	0.65	13.40	18.20	86.94	11.87	182.59	17.92	0.46	3.95	70.77	1,533	13.66	0.64	0.64	4.85	0.65	4.92

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-Atlantic Companies;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3

Peer Group Market Area Comparative Analysis

Exhibit III-3

Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2006 (000)	Proj. Pop. 2011	2000-2006 % Change	2006-2011 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
American Bancorp of NJ	Essex	794	810	823	2.1%	1.6%	$30,301	88.6%	2.1%
Elmira Savings Bank of NY	Chemung	91	90	89	-1.3%	-1.5%	22,711	75.5%	18.7%
Fidelity Bancorp, Inc. of PA	Allegheny	1,282	1,251	1,228	-2.4%	-1.8%	28,823	107.6%	0.8%
First Keystone Financial, Inc. of PA	Delaware	551	557	558	1.2%	0.2%	32,770	122.3%	3.4%
Harleysville Savings Fin. Corp. of PA	Montgomery	750	781	805	4.1%	3.1%	40,652	151.7%	1.7%
Pamrapo Bancorp, Inc. of NJ	Hudson	609	621	629	1.9%	1.3%	25,868	75.6%	2.2%
Severn Bancorp, Inc. of MD	Anne Arundel	490	523	547	6.8%	4.6%	35,349	109.3%	8.7%
TF Financial Corp. of PA	Bucks	598	635	661	6.3%	4.1%	36,137	134.9%	1.6%
Washington SB, FSB of MD	Prince George's	802	857	898	6.9%	4.9%	28,757	88.9%	2.4%
Willow Financial Bancorp of PA	Montgomery	750	781	805	4.1%	3.1%	40,652	151.7%	1.5%
	Averages:	**672**	**691**	**704**	**3.0%**	**1.9%**	**32,202**	**110.6%**	**4.3%**
	Medians:	**680**	**708**	**733**	**3.1%**	**2.3%**	**31,536**	**108.4%**	**2.1%**
Bradford Bancorp, Inc.	**Baltimore**	**754**	**796**	**834**	**5.5%**	**4.7%**	**32,106**	**99.2%**	**1.6%**

(1) Total institution deposits in headquarters county as percent of total county deposits.

Sources: ESRI, FDIC.

EXHIBIT IV-1
Stock Prices:
As of May 29, 2007

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of May 29, 2007

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outstanding (000)	Market Capitalization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(125)	19.53	28,700	529.6	22.47	17.52	19.49	0.10	-1.49	-4.78	1.05	0.97	15.20	13.59	161.40
SAIF-Insured Thrifts(125)	19.53	28,700	529.6	22.47	17.52	19.49	0.10	-1.49	-4.78	1.05	0.97	15.20	13.59	161.40
NYSE Traded Companies(13)	28.20	110,300	2,473.5	32.92	23.79	28.11	0.13	-7.74	-8.68	2.23	1.65	20.47	17.47	228.20
AMEX Traded Companies(5)	17.39	10,725	121.6	21.02	15.46	17.51	-0.62	1.41	-6.47	1.02	1.08	14.55	13.71	158.87
NASDAQ Listed OTC Companies(107)	18.61	19,981	320.9	21.32	16.88	18.57	0.13	-0.89	-4.23	0.91	0.88	14.61	13.13	153.67
California Companies(9)	31.85	18,729	749.4	36.99	26.87	31.65	0.52	-5.62	-6.68	3.07	2.18	23.41	23.08	288.23
Florida Companies(5)	14.38	27,448	383.1	20.12	13.31	14.28	0.36	-23.80	-18.13	1.01	0.50	11.20	10.65	165.68
Mid-Atlantic Companies(35)	17.84	60,064	1,037.7	20.50	16.29	17.83	0.03	-3.19	-4.27	0.86	0.89	13.10	10.87	144.16
Mid-West Companies(41)	18.72	9,016	145.2	21.25	16.77	18.71	-0.07	-2.33	-4.16	0.90	0.86	15.75	14.25	169.04
New England Companies(17)	18.30	33,955	602.1	20.64	16.94	18.26	0.13	7.94	-3.43	0.55	0.58	15.39	13.63	125.01
North-West Companies(5)	23.11	23,188	550.5	26.07	20.19	22.85	0.84	9.52	-2.50	1.37	1.29	13.78	12.60	129.58
South-East Companies(10)	20.33	8,388	138.5	23.62	18.41	20.33	-0.02	0.90	-5.71	1.25	1.22	15.17	13.88	144.11
South-West Companies(2)	12.98	13,609	212.5	17.85	11.95	12.84	1.34	-14.19	-18.71	0.45	0.19	12.38	8.98	120.24
Western Companies (Excl CA)(1)	25.42	7,257	184.5	26.32	18.75	25.85	-1.66	10.52	27.16	1.16	1.44	15.13	15.13	285.88
Thrift Strategy(118)	19.10	22,641	392.9	22.01	17.18	19.07	0.07	-1.67	-4.63	1.02	0.94	15.10	13.52	159.10
Mortgage Banker Strategy(4)	21.46	141,644	3,126.2	26.38	19.75	21.38	0.29	-11.48	-15.17	1.06	0.92	15.49	12.07	188.94
Real Estate Strategy(1)	12.33	7,730	95.3	12.84	9.71	12.30	0.24	23.18	16.65	0.67	0.65	9.23	9.23	117.41
Diversified Strategy(2)	43.26	152,557	3,211.9	45.43	36.21	42.62	1.21	16.06	-3.09	2.79	2.89	23.06	22.77	257.31
Companies Issuing Dividends(110)	19.78	30,946	570.2	22.80	17.81	19.75	0.08	-2.05	-5.18	1.10	1.03	15.31	13.61	164.26
Companies Without Dividends(15)	17.45	10,386	199.0	19.84	15.11	17.39	0.25	3.07	-1.47	0.61	0.49	14.31	13.47	138.09
Equity/Assets <6%(6)	19.77	41,047	889.2	23.55	17.18	19.79	-0.07	-8.86	-2.09	1.51	1.41	14.63	14.09	264.97
Equity/Assets 6-12%(78)	21.69	16,721	373.9	25.22	19.41	21.68	-0.07	-4.06	-6.07	1.31	1.19	16.23	14.77	197.38
Equity/Assets >12%(41)	15.65	48,521	763.1	17.45	14.20	15.56	0.41	4.00	-2.80	0.52	0.53	13.43	11.45	84.72
Converted Last 3 Mths (no MHC)(3)	14.02	105,955	2,074.0	14.74	12.20	13.98	0.23	14.97	4.73	0.36	0.36	12.55	12.43	55.74
Actively Traded Companies(10)	24.97	66,484	1,580.5	28.88	23.13	24.90	0.24	-2.11	-6.43	1.05	1.16	17.63	15.80	196.93
Market Value Below $20 Million(4)	12.48	1,432	17.3	14.61	11.15	12.49	0.23	-5.20	-0.37	0.19	-0.05	11.66	11.66	147.64
Holding Company Structure(118)	19.79	30,137	558.6	22.72	17.72	19.74	0.14	-1.27	-4.94	1.08	1.00	15.36	13.65	162.15
Assets Over $1 Billion(54)	22.31	63,081	1,184.9	25.98	19.83	22.17	0.57	-4.38	-7.84	1.43	1.22	16.01	13.31	178.11
Assets $500 Million-$1 Billion(36)	20.76	5,743	96.7	23.61	18.71	20.82	-0.39	1.31	-2.03	1.06	1.09	16.26	14.98	181.34
Assets $250-$500 Million(24)	14.52	4,123	54.0	16.37	13.36	14.52	0.02	2.08	-2.94	0.60	0.64	12.89	12.38	123.02
Assets less than $250 Million(11)	14.15	2,212	25.9	16.53	12.49	14.19	-0.30	-5.29	-3.88	0.26	0.18	13.23	13.09	107.34
Goodwill Companies(89)	21.07	37,875	714.4	24.34	18.84	21.01	0.18	-3.14	-6.41	1.23	1.13	16.13	13.83	174.39
Non-Goodwill Companies(36)	15.99	7,546	103.6	18.16	14.47	15.99	-0.09	2.32	-1.01	0.63	0.59	13.04	13.04	131.47
Acquirors of FSLIC Cases(4)	29.82	29,931	1,067.7	31.87	24.71	29.57	1.08	-3.82	-2.14	1.66	1.35	21.36	20.95	227.50

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 29, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(40)	14.76	28,254	163.0	16.10	12.72	14.76	0.00	15.25	1.16	0.28	0.27	7.69	7.31	58.60
SAIF-Insured Thrifts(40)	14.76	28,254	163.0	16.10	12.72	14.76	0.00	15.25	1.16	0.28	0.27	7.69	7.31	58.60
AMEX Traded Companies(1)	11.00	2,299	10.8	14.35	10.60	11.00	0.00	-18.52	-12.00	0.44	0.50	8.78	8.78	57.62
NASDAQ Listed OTC Companies(39)	14.87	28,975	167.2	16.15	12.78	14.86	0.00	16.19	1.53	0.27	0.27	7.66	7.27	58.63
California Companies(1)	18.59	13,970	97.9	20.08	13.73	18.55	0.22	34.22	-1.38	0.34	0.34	6.56	6.25	57.18
Mid-Atlantic Companies(23)	13.84	21,526	130.8	15.29	12.10	13.81	0.19	14.18	1.83	0.28	0.28	7.76	7.35	57.29
Mid-West Companies(7)	16.54	66,816	349.4	17.74	14.61	16.57	-0.27	9.10	2.23	0.27	0.27	8.24	7.77	62.62
New England Companies(5)	12.64	11,528	67.8	14.14	11.25	12.64	-0.04	6.41	-4.53	0.24	0.24	7.28	6.95	63.28
South-East Companies(2)	17.48	12,281	75.1	18.53	13.93	17.61	-0.69	23.50	-0.01	0.30	0.30	6.22	6.07	52.67
South-West Companies(1)	18.45	25,789	214.1	19.00	14.25	18.53	-0.43	84.50	8.91	0.17	0.17	8.40	8.40	62.27
Western Companies (Excl CA)(1)	17.10	15,189	105.8	17.99	13.50	17.14	-0.23	11.11	-0.35	0.38	0.32	7.31	7.31	49.11
Thrift Strategy(40)	14.76	28,254	163.0	16.10	12.72	14.76	0.00	15.25	1.16	0.28	0.27	7.69	7.31	58.60
Companies Issuing Dividends(27)	15.27	17,906	126.0	16.75	12.98	15.27	-0.03	13.33	-1.31	0.31	0.31	7.81	7.26	61.73
Companies Without Dividends(13)	13.70	49,811	240.2	14.76	12.17	13.69	0.08	19.25	6.32	0.20	0.21	7.44	7.42	52.10
Equity/Assets 6-12%(14)	16.53	15,222	137.6	18.17	14.01	16.53	-0.08	10.45	-1.03	0.37	0.36	8.34	7.76	85.47
Equity/Assets >12%(25)	13.68	36,186	178.5	14.85	11.93	13.68	0.06	18.17	2.49	0.22	0.22	7.29	7.04	42.25
Holding Company Structure(37)	14.77	29,126	168.0	16.16	12.75	14.76	0.04	15.20	1.37	0.28	0.28	7.77	7.37	60.11
Assets Over $1 Billion(10)	19.21	84,451	493.2	20.89	16.78	19.15	0.26	23.62	5.11	0.30	0.31	8.18	7.68	61.69
Assets $500 Million-$1 Billion(10)	15.36	17,568	103.1	16.18	12.56	15.41	-0.37	25.71	0.20	0.27	0.26	7.11	7.03	50.63
Assets $250-$500 Million(19)	12.60	7,499	39.8	13.90	10.98	12.60	0.04	8.66	0.39	0.26	0.25	7.64	7.18	60.56
Assets less than $250 Million(1)	11.00	2,299	10.8	14.35	10.60	11.00	0.00	-18.52	-12.00	0.44	0.50	8.78	8.78	57.62
Goodwill Companies(18)	14.42	37,404	184.5	15.90	12.43	14.40	0.10	11.32	-1.56	0.28	0.28	7.55	6.68	64.61
Non-Goodwill Companies(22)	15.02	21,282	146.6	16.26	12.94	15.03	-0.07	18.25	3.23	0.28	0.27	7.80	7.80	54.03
MHC Institutions(40)	14.76	28,254	163.0	16.10	12.72	14.76	0.00	15.25	1.16	0.28	0.27	7.69	7.31	58.60
MHC Converted Last 3 Months(1)	12.23	332,319	1,286.6	12.60	11.57	12.30	-0.57	22.30	22.30	0.15	0.24	5.56	5.56	28.74

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 29, 2007

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	26.70	97,477	2,602.6	31.75	25.75	26.63	0.26	-13.06	-11.47	1.66	1.65	12.49	10.59	219.48
BFF	BFC Financial Corp. of FL(8)	4.10	35,847	147.0	7.35	3.59	4.07	0.74	-38.35	-38.35	-0.10	-0.24	4.54	2.38	212.17
BBX	BankAtlantic Bancorp of FL	9.29	59,832	555.8	15.00	9.13	9.32	-0.32	-37.86	-32.73	0.24	0.05	8.61	7.32	106.63
DSL	Downey Financial Corp. of CA	73.22	27,854	2,039.5	75.29	59.08	72.62	0.83	6.52	0.88	7.30	6.39	51.68	51.57	547.06
FED	FirstFed Financial Corp. of CA	64.62	16,593	1,072.2	69.70	49.57	64.21	0.64	8.57	-3.51	7.86	7.50	44.05	44.00	514.28
FBC	Flagstar Bancorp, Inc. of MI	13.05	62,360	813.8	16.61	11.22	13.09	-0.31	-19.84	-12.06	1.03	0.61	12.79	12.79	247.47
GLK	Great Lakes Bancorp, Inc of NY	14.30	10,922	156.2	18.25	11.68	14.25	0.35	-17.96	1.85	-0.13	-0.13	12.42	12.42	82.84
IMB	IndyMac Bancorp, Inc. of CA	33.53	73,579	2,467.1	48.14	26.27	33.68	-0.45	-27.57	-25.75	4.29	-1.42	27.93	26.40	403.57
NYB	New York Community Bcrp of NY	17.55	296,385	5,201.6	18.15	15.69	17.54	0.06	4.28	9.01	0.78	0.85	12.52	4.94	94.40
NAL	NewAlliance Bancshares of CT	16.19	113,452	1,836.8	16.96	13.55	16.30	-0.67	14.50	-1.28	0.42	0.43	12.62	7.40	70.32
PFB	PFF Bancorp, Inc. of Pomona CA	29.80	24,109	718.4	39.49	27.39	29.54	0.88	-12.28	-13.65	2.32	2.33	16.47	16.42	188.87
PFS	Provident Fin. Serv. Inc of NJ	16.79	62,622	1,051.4	18.94	16.26	16.69	0.60	-8.75	-7.39	0.86	0.84	16.27	9.43	91.71
SOV	Sovereign Bancorp, Inc. of PA	23.34	478,418	11,166.3	26.70	19.90	23.41	-0.30	10.56	-8.07	0.07	0.75	17.77	6.33	171.80
AMEX Traded Companies															
CNY	Carver Bancorp, Inc. of NY	16.30	2,515	41.0	18.12	15.25	16.50	-1.21	-4.12	4.62	0.93	1.32	19.99	17.56	304.13
FDT	Federal Trust Corp of FL	8.55	9,389	80.3	11.65	8.25	8.59	-0.47	-25.78	-15.35	0.26	0.23	5.82	5.82	75.33
GOV	Gouverneur Bcp MHC of NY(42.8)	11.00	2,299	10.8	14.35	10.60	11.00	0.00	-18.52	-12.00	0.44	0.50	8.78	8.78	57.62
WFD	New Westfield Fin. Inc. of MA	10.22	31,925	326.3	11.13	7.26	10.20	0.20	39.62	-3.04	0.17	0.18	9.19	9.19	31.77
TSH	Teche Hlding Cp of N Iberia LA	43.40	2,209	95.9	54.40	38.61	43.70	-0.69	-0.96	-15.73	3.27	3.25	29.61	27.87	325.99
WSB	Washington SB, FSB of Bowie MD	8.50	7,588	64.5	9.80	7.95	8.58	-0.93	-1.73	-2.86	0.48	0.43	8.12	8.12	57.15
NASDAQ Listed OTC Companies															
ABBC	Abington Com Bcp MHC PA (42.9)(8)	18.29	15,288	120.0	20.39	13.66	18.30	-0.05	31.68	-4.64	0.43	0.43	7.56	7.56	62.22
ALLB	Alliance Bank MHC of PA (45.0)	9.58	7,225	31.1	13.79	9.15	9.56	0.21	-16.19	-10.97	0.19	0.19	6.86	6.86	58.02
ASBI	Ameriana Bancorp of IN	10.84	2,989	32.4	14.25	10.01	10.75	0.84	-22.01	-17.06	-0.41	-0.13	10.84	10.56	146.20
ABNJ	American Bancorp of NJ	10.97	12,753	139.9	12.39	10.60	11.08	-0.99	-4.53	-8.43	0.10	0.10	8.54	8.54	43.46
ABCW	Anchor BanCorp Wisconsin of WI	28.51	21,783	621.0	31.03	26.62	28.56	-0.18	-3.42	-1.08	1.94	1.82	15.45	14.53	206.85
ACFC	Atl Cst Fed Cp of GA MHC(36.8)	19.07	13,673	96.9	20.06	14.90	19.30	-1.19	25.13	4.61	0.35	0.35	6.58	6.37	64.80
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	13.90	5,915	30.0	17.30	10.55	14.16	-1.84	6.92	-7.33	-1.79	-1.14	5.82	5.40	122.81
BKMU	Bank Mutual Corp of WI	11.82	57,235	676.5	12.76	10.93	11.81	0.08	1.29	-2.39	0.35	0.33	8.82	7.85	63.66
BFIN	BankFinancial Corp. of IL	16.29	23,175	377.5	18.50	15.45	16.37	-0.49	2.52	-8.53	0.37	0.36	13.36	11.99	67.61
BKUNA	BankUnited Fin. Corp. of FL	22.66	36,502	827.1	31.82	19.92	22.36	1.34	-27.67	-18.96	2.72	2.39	21.84	21.06	381.99
BFBC	Benjamin Frkln Bncrp Inc of MA	15.40	8,200	126.3	16.94	13.50	15.00	2.67	10.79	-5.52	0.50	0.64	13.29	8.83	108.68
BHLB	Berkshire Hills Bancorp of MA	32.88	8,807	289.6	39.67	31.70	32.04	2.62	-3.83	-1.73	1.29	1.63	29.87	16.13	246.91
BRBI	Blue River Bancshares of IN	6.37	3,507	22.3	7.00	1.49	6.52	-2.30	-7.95	4.43	0.16	0.16	5.14	4.17	65.90
BOFI	Bofi Holding, Inc. Of CA	7.25	8,277	60.0	8.16	6.09	7.32	-0.96	-9.26	4.62	0.36	0.32	8.21	8.21	102.33
BYFC	Broadway Financial Corp. of CA	11.01	1,638	18.0	11.25	10.25	11.01	0.00	5.76	4.86	0.97	0.97	10.89	10.89	186.02
BRKL	Brookline Bancorp, Inc. of MA	11.99	61,314	735.2	14.95	11.76	11.95	0.33	-16.91	-8.96	0.33	0.33	9.26	8.44	38.35
BFSB	Brooklyn Fed MHC of NY (30.0)	15.20	13,420	60.3	15.25	11.80	15.10	0.66	26.67	15.15	0.28	0.28	6.27	6.27	29.72
CITZ	CFS Bancorp, Inc of Munster IN	14.86	10,980	163.2	15.16	14.15	14.85	0.07	-0.20	1.43	0.49	0.43	11.88	11.76	112.70
CMSB	CMS Bancorp, Inc. of NY	10.55	2,055	21.7	12.00	10.00	10.51	0.38	5.50	5.50	0.09	0.05	11.73	11.73	68.29
CFFN	Capitol Fd Fn MHC of KS (29.5)	38.45	74,270	839.7	40.42	32.12	38.32	0.34	18.31	0.08	0.54	0.54	11.72	11.72	109.03
CEBK	Central Bncrp of Somerville MA	28.32	1,640	46.4	33.90	27.00	28.32	0.00	-13.66	-12.48	0.91	0.69	24.86	23.49	344.81
CFBK	Central Federal Corp. of OH	6.70	4,560	30.6	8.50	6.62	6.70	0.00	-14.10	-8.97	0.06	0.01	6.33	6.33	52.79
CHEV	Cheviot Fin Cp MHC of OH(42.1)	13.52	9,308	53.6	13.69	11.51	13.65	-0.95	12.20	2.27	0.20	0.20	7.70	7.70	33.81
CBNK	Chicopee Bancorp, Inc. of MA	15.60	7,439	116.0	15.89	14.11	15.60	0.00	56.00	-0.32	-0.31	-0.34	14.64	14.64	62.41
CZWI	Citizens Comm Bncorp Inc of WI	9.26	7,114	65.9	11.12	9.10	9.25	0.11	-1.28	-5.32	0.03	0.03	10.91	9.90	42.47
CTZN	Citizens First Bancorp of MI	22.36	8,160	182.5	31.64	20.30	21.81	2.52	-19.74	-27.26	1.15	1.12	22.01	20.49	219.66
CSBC	Citizens South Banking of NC	12.85	7,997	102.8	13.86	12.13	12.76	0.71	4.30	-0.70	0.71	0.71	10.71	6.77	92.24
CSBK	Clifton Svg Bp MHC of NJ(43.3)	11.70	29,329	149.9	12.35	10.30	11.85	-1.27	10.69	-4.02	0.10	0.10	6.49	6.49	27.85
COBK	Colonial Bank MHC of NJ (46.0)	15.25	4,433	31.7	16.05	12.09	15.25	0.00	27.08	8.46	0.38	0.37	8.40	8.40	93.02
CFFC	Community Fin. Corp. of VA	11.65	4,296	50.0	12.97	10.59	11.65	0.00	2.46	-0.60	0.97	0.97	8.90	8.90	104.78
DCOM	Dime Community Bancshars of NY	13.56	36,063	489.0	15.36	12.21	13.46	0.74	-5.64	-3.21	0.78	0.72	7.91	6.36	91.49
ESBF	ESB Financial Corp. of PA	11.20	12,818	143.6	12.49	10.30	11.17	0.27	-6.67	1.82	0.76	0.74	10.23	6.76	148.63
ESSA	ESSA Bancorp, Inc. of PA	11.41	16,981	193.8	12.21	11.40	11.45	-0.35	14.10	14.10	0.35	0.35	11.50	11.50	53.43
ESBK	Elmira Svgs Bank, FSB of NY	27.06	1,319	35.7	31.81	23.77	27.71	-2.35	6.16	-10.55	1.28	1.69	18.80	18.63	285.16
FFDF	FFD Financial Corp of Dover OH	16.22	1,106	17.9	19.79	15.00	16.47	-1.52	-13.26	-7.37	1.43	1.33	16.01	16.01	153.28
FMCO	FMS Fin Corp. of Burlington NJ(8)	31.00	6,542	202.8	36.50	15.50	31.37	-1.18	66.58	-2.21	0.74	0.79	12.15	12.00	178.74
FFCO	FedFirst Fin MHC of PA (45.8)	9.25	6,708	28.4	10.85	8.64	9.25	0.00	-9.40	-4.64	-0.13	-0.13	6.90	6.74	42.51
FSBI	Fidelity Bancorp, Inc. of PA	17.70	2,990	52.9	19.95	17.13	17.70	0.00	-7.18	-5.04	1.38	1.13	15.45	14.53	243.54

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 29, 2007

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
		Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
FBTC	First BancTrust Corp of IL	11.59	2,293	26.6	12.50	11.01	11.80	-1.78	-3.58	-1.78	0.46	0.41	11.58	11.02	130.47
FBEI	First Bancorp of Indiana of IN	17.00	1,837	31.2	20.82	16.02	17.00	0.00	-12.37	-14.18	0.43	0.37	18.53	14.77	198.17
FBSI	First Bancshares, Inc. of MO	16.21	1,551	25.1	18.00	15.10	16.50	-1.76	-4.37	-6.84	-0.19	-0.24	17.17	16.98	155.76
FCAP	First Capital, Inc. of IN	17.65	2,838	50.1	20.65	15.94	17.97	-1.78	4.87	-4.85	1.24	1.13	15.65	13.62	158.74
FCLF	First Clover Leaf Fin Cp of IL	10.99	9,074	99.7	12.46	9.81	11.00	-0.09	6.49	-4.43	0.24	0.25	10.31	9.06	41.66
FCFL	First Community Bk Corp of FL	17.00	4,068	69.2	22.00	16.75	16.85	0.89	-11.87	-5.50	0.91	0.91	8.52	8.41	98.77
FDEF	First Defiance Fin. Corp of OH	27.20	7,227	196.6	30.70	25.18	27.10	0.37	0.22	-10.08	2.12	1.90	22.77	17.16	210.10
FFNM	First Fed of N. Michigan of MI	9.01	2,936	27.0	10.03	[illegible]	9.07	-0.66	-8.62	[illegible]	[illegible]	0.20	11.64	10.35	90.74
FFBH	First Fed. Bancshares of AR	23.85	4,872	116.2	25.43	21.60	24.03	-0.75	3.02	-1.93	1.14	1.02	15.25	15.25	171.34
FFSX	First Federal Bankshares of IA	18.75	3,395	63.7	22.51	18.50	19.39	-3.30	-14.58	-13.59	0.93	0.68	20.65	15.19	190.78
FFCH	First Fin. Holdings Inc. of SC	33.58	11,949	401.2	41.50	30.44	33.08	1.51	4.55	-14.29	2.30	2.19	15.85	13.94	225.24
FFHS	First Franklin Corp. of OH	16.99	1,680	28.5	18.90	14.35	16.99	0.00	7.87	9.61	0.78	1.24	15.30	15.30	197.10
FKFS	First Keystone Fin., Inc of PA	19.23	2,428	46.7	20.61	16.47	19.23	0.00	-2.58	-0.88	0.34	0.42	14.30	14.30	214.96
FMSB	First Mutual Bncshrs Inc of WA	22.27	6,688	148.9	24.91	20.60	22.19	0.36	5.05	-3.93	1.64	1.32	10.82	10.82	158.02
FNFG	First Niagara Fin. Group of NY	13.72	108,120	1,483.4	15.43	13.37	13.68	0.29	-3.04	-7.67	0.77	0.79	12.83	5.91	73.49
FPTB	First PacTrust Bancorp of CA	25.24	4,416	111.5	29.59	24.15	25.24	0.00	-13.47	-8.91	1.05	1.05	18.83	18.83	178.39
FPFC	First Place Fin. Corp. of OH	20.25	17,486	354.1	25.49	18.79	20.27	-0.10	-13.50	-13.79	1.40	1.23	18.88	13.01	177.02
FFIC	Flushing Fin. Corp. of NY	16.82	21,113	355.1	18.79	15.30	16.89	-0.41	-1.00	-1.46	1.00	0.95	10.41	9.56	139.30
FXCB	Fox Chase Bncp MHC of PA(44.5)	13.85	14,680	90.5	14.32	12.25	13.94	-0.65	38.50	2.59	0.25	0.24	8.62	8.62	50.56
FBTX	Franklin Bank Corp of TX	16.56	23,614	391.0	21.88	14.99	16.46	0.61	-15.42	-19.38	0.64	0.12	14.99	8.20	205.51
GSLA	GS Financial Corp. of LA	20.30	1,266	25.7	22.01	16.50	20.00	1.50	12.78	2.53	1.53	1.55	21.49	21.49	133.19
PEDE	Great Pee Dee Bancorp of SC	15.50	1,790	27.7	16.94	14.38	15.80	-1.90	2.31	0.00	0.89	0.87	15.27	14.97	122.34
GCBC	Green Co Bcrp MHC of NY (44.4)	14.70	4,150	27.1	17.00	13.30	14.70	0.00	1.38	-5.16	0.57	0.61	8.52	8.52	77.45
HFFC	HF Financial Corp. of SD	17.37	3,988	69.3	18.50	15.45	17.48	-0.63	1.16	0.52	1.42	1.88	15.49	14.25	249.78
HMNF	HMN Financial, Inc. of MN	34.40	4,307	148.2	36.10	32.75	34.34	0.17	1.59	-0.32	2.08	1.80	22.01	21.11	259.36
HBNK	Hampden Bancorp, Inc. of MA	11.60	7,950	92.2	13.00	11.21	11.60	0.00	16.00	16.00	-0.35	-0.36	12.80	12.80	64.26
HARL	Harleysville Svgs Fin Cp of PA	16.40	3,870	63.5	19.93	14.81	17.00	-3.53	-5.69	-11.26	0.94	0.91	12.72	12.72	197.32
HWFG	Harrington West Fncl Grp of CA	17.28	5,547	95.9	18.49	15.73	16.98	1.77	6.34	0.17	1.44	1.46	12.48	11.33	203.06
HBOS	Heritage Fn Gp MHC of GA(29.9)	15.88	10,889	53.3	17.00	12.96	15.91	-0.19	21.87	-4.62	0.24	0.24	5.86	5.77	40.53
HIFS	Hingham Inst. for Sav. of MA	32.75	2,119	69.4	39.95	32.25	32.75	0.00	-13.61	-4.46	2.02	2.02	24.80	24.80	330.07
HOME	Home Fed Bncp MHC of ID (40.8)	17.10	15,189	105.8	17.99	13.50	17.14	-0.23	11.11	-0.35	0.38	0.32	7.31	7.31	49.11
HFBC	HopFed Bancorp, Inc. of KY	15.89	3,618	57.5	16.80	15.16	15.91	-0.13	-3.87	-1.30	1.03	1.06	14.69	12.37	212.91
HCBK	Hudson City Bancorp, Inc of NJ	13.17	546,976	7,203.7	14.25	12.64	13.17	0.00	-5.12	-5.12	0.52	0.52	8.83	8.53	68.50
IFSB	Independence FSB of DC	10.22	1,552	15.9	12.80	8.20	10.00	2.20	-8.09	1.39	-1.83	-2.44	8.09	8.09	103.63
ISBC	Investors Bcrp MHC of NJ(45.7)	13.98	113,086	743.4	16.00	13.02	13.87	0.79	1.38	-11.13	0.23	0.25	7.64	7.64	48.50
JXSB	Jcksnville Bcp MHC of IL(47.7)	12.50	1,987	11.8	13.80	12.00	12.50	0.00	-9.09	-3.40	0.34	0.34	10.80	9.38	138.62
JFBI	Jefferson Bancshares Inc of TN	11.70	6,455	75.5	13.57	11.60	11.91	-1.76	-8.59	-10.14	0.22	0.25	11.41	11.41	51.09
KFED	K-Fed Bancorp MHC of CA (37.3)	18.59	13,970	97.9	20.08	13.73	18.55	0.22	34.22	-1.38	0.34	0.34	6.56	6.25	57.18
KNBT	KNBT Bancorp, Inc. of PA	15.28	27,631	422.2	17.52	14.18	15.22	0.39	-9.16	-8.67	0.85	0.88	13.09	8.28	105.20
KFFB	KY Fst Fed Bp MHC of KY (44.5)	10.10	8,381	38.3	10.95	9.60	10.10	0.00	-6.39	-1.46	0.10	0.10	7.44	5.63	31.88
KRNY	Kearny Fin Cp MHC of NJ (29.7)	13.76	71,602	296.4	17.07	12.92	13.67	0.66	0.07	-14.32	0.05	0.05	6.61	5.46	28.04
LSBX	LSB Corp of No. Andover MA	17.17	4,602	79.0	18.06	16.00	17.33	-0.92	2.51	3.62	0.14	0.66	12.87	12.87	121.62
LSBI	LSB Fin. Corp. of Lafayette IN	25.47	1,596	40.7	27.54	24.25	25.00	1.88	-0.59	3.96	2.02	1.93	22.07	22.07	226.58
LSBK	Lake Shore Bnp MHC of NY(45.0)	12.35	6,613	36.8	14.50	9.92	12.35	0.00	22.89	-1.67	0.27	0.27	8.19	8.19	53.22
LEGC	Legacy Bancorp, Inc. of MA	14.98	10,243	153.4	16.41	14.75	15.00	-0.13	-0.79	-5.49	0.22	0.35	14.10	13.80	80.31
LBCP	Liberty Bancorp, Inc. of MO	10.90	4,761	51.9	11.52	8.71	10.90	0.00	6.03	1.58	0.38	0.35	10.29	10.29	62.77
MAFB	MAF Bancorp, Inc. of IL(8)	54.02	32,930	1,778.9	55.01	39.50	54.07	-0.09	23.87	20.88	2.44	2.49	33.04	20.75	317.24
MFBC	MFB Corp. of Mishawaka IN	33.86	1,319	44.7	36.19	29.27	33.86	0.00	15.21	-1.02	2.79	2.79	30.97	28.34	380.26
MSBF	MSB Fin Corp MHC of NJ (45.0)	11.69	5,621	29.6	12.50	11.01	11.50	1.65	16.90	16.90	0.28	0.28	7.68	7.68	50.29
MGYR	Magyar Bancorp MHC of NJ(46.0)	14.60	5,924	39.8	15.20	10.75	14.69	-0.61	30.47	6.10	0.15	0.14	8.25	8.25	79.02
MASB	MassBank Corp. of Reading MA	32.80	4,338	142.3	33.95	32.20	32.80	0.00	-0.58	-0.27	1.68	1.59	25.04	24.79	190.91
MFLR	Mayflower Co-Op. Bank of MA	10.10	2,092	21.1	14.97	10.08	10.30	-1.94	-22.96	-17.08	0.54	0.49	9.26	9.23	114.12
CASH	Meta Financial Group of IA	37.75	2,560	96.6	38.75	20.48	37.75	0.00	67.78	26.68	0.19	1.04	17.47	16.14	284.93
MFSF	MutualFirst Fin. Inc. of IN	18.41	4,357	80.2	22.92	18.41	18.97	-2.95	-12.38	-13.16	1.30	1.27	20.17	16.73	227.38
NASB	NASB Fin, Inc. of Grandview MO	35.88	8,038	288.4	44.06	31.77	35.36	1.47	6.66	-13.73	2.39	1.18	18.78	18.41	192.32
NECB	NE Comm Bncrp MHC of NY (45.0)	12.40	13,225	73.8	12.58	10.75	12.47	-0.56	24.00	0.90	0.12	0.12	7.35	7.35	21.92
NHTB	NH Thrift Bancshares of NH	14.45	4,061	58.7	16.99	14.17	14.84	-2.63	-10.08	-9.69	1.16	1.00	11.59	8.60	161.19
NVSL	Naug Vlly Fin MHC of CT (44.2)	11.88	7,408	39.4	12.95	10.05	11.99	-0.92	5.13	-3.41	0.17	0.17	6.82	6.79	57.25
NTBK	NetBank, Inc. of Alpharetta GA(8)	0.30	52,982	15.9	6.90	0.27	0.33	-9.09	-95.29	-93.53	-3.81	-2.89	4.32	3.50	69.60
NEBS	New England Bnchrs Inc. of CT	12.90	5,347	69.0	13.70	11.05	12.65	1.98	15.70	-2.57	0.19	0.18	10.65	10.33	51.71
NPSB	Newport Bancorp, Inc. of RI	13.70	4,878	66.8	14.48	12.25	13.70	0.00	37.00	0.29	-0.29	-0.29	12.37	12.37	62.24
FFFD	North Central Bancshares of IA	40.23	1,365	54.9	41.33	38.20	40.20	0.07	0.65	2.50	3.37	3.37	30.68	27.06	374.22
NWSB	Northwest Bcrp MHC of PA(39.1)	28.15	49,815	551.0	29.73	23.25	27.95	0.72	11.44	2.51	0.94	0.94	12.21	8.91	135.14
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	13.30	8,550	51.3	13.83	12.05	13.30	0.00	5.22	-3.27	0.34	0.34	7.34	7.34	67.19
OCFC	OceanFirst Fin. Corp of NJ	17.80	12,318	219.3	24.00	16.56	17.69	0.62	-19.68	-22.37	0.24	0.77	10.17	10.17	166.28

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 29, 2007

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
ONFC	Oneida Financl MHC of NY(44.6)	12.09	7,787	42.0	12.86	9.75	11.83	2.20	0.75	2.37	0.52	0.53	7.50	4.95	58.43
ORIT	Oritani Fin Cp MHC of NJ(32.0)	15.74	40,552	204.3	16.00	14.88	15.65	0.58	57.40	57.40	0.07	0.08	6.55	6.55	30.11
OSBK	Osage Bancshares, Inc. of OK	9.40	3,604	33.9	13.82	8.90	9.21	2.06	-12.96	-18.05	0.26	0.26	9.76	9.76	34.97
PSBH	PSB Hldgs Inc MHC of CT (45.2)	10.70	6,800	32.9	11.48	10.29	10.70	0.00	-2.19	-3.95	0.25	0.25	7.59	6.41	71.03
PVFC	PVF Capital Corp. of Solon OH	12.33	7,730	95.3	12.84	9.71	12.30	0.24	23.18	16.65	0.67	0.65	9.23	9.23	117.41
PBCI	Pamrapo Bancorp, Inc. of NJ	20.94	4,976	104.2	26.50	18.78	20.81	0.62	4.96	-11.12	1.20	1.14	11.79	11.79	128.60
PFED	Park Bancorp of Chicago IL	34.08	1,251	42.6	36.00	31.10	34.08	0.00	4.89	1.79	-0.09	-0.09	25.26	25.26	176.51
PVSA	Parkvale Financial Corp of PA	29.80	5,668	168.9	34.60	26.21	29.30	-0.33	2.51	-0.14	2.34	2.29	22.73	17.16	322.04
PRTR	Partners Trust Fin. Grp. of NY	11.00	43,582	479.4	12.07	10.08	10.72	2.61	-5.09	-5.50	0.50	0.53	11.29	5.52	85.51
PBHC	Pathfinder BC MHC of NY (35.8)	11.95	2,484	10.5	16.00	11.70	11.96	-0.08	-0.42	-8.36	0.38	0.30	8.43	6.83	127.70
PFDC	Peoples Bancorp of Auburn IN	19.44	3,145	61.1	21.00	15.60	19.00	2.32	-5.54	0.36	0.91	0.88	19.70	18.92	156.62
PCBI	Peoples Community Bcrp. of OH	14.75	4,830	71.2	20.00	14.01	14.65	0.68	-25.88	-18.06	-1.11	-1.12	18.06	11.98	209.42
PBCT	Peoples United Financial of CT	20.10	298,830	6,006.5	20.00	15.19	19.97	0.65	25.31	-5.41	0.65	0.69	14.41	14.06	45.49
PROV	Provident Fin. Holdings of CA	24.70	6,544	161.6	32.80	23.33	24.23	1.94	-15.21	-18.80	2.00	1.05	20.11	20.11	270.48
PBNY	Provident NY Bncrp, Inc. of NY	13.79	42,377	584.4	16.00	12.50	13.57	1.62	5.75	-7.94	0.46	0.47	9.74	5.69	66.11
PBIP	Prudential Bncp MHC PA (42.7)	13.65	11,814	70.4	13.89	12.99	13.69	-0.29	2.40	1.87	0.31	0.31	7.20	7.20	39.59
PULB	Pulaski Fin Cp of St. Louis MO	15.55	9,971	155.0	17.75	14.24	15.42	0.84	-6.61	-2.39	0.98	0.80	7.95	7.50	106.68
RPFG	Ranier Pacific Fin Group of WA	19.91	6,570	130.8	23.50	17.27	19.91	0.00	12.55	0.40	0.45	0.42	13.37	12.87	137.40
RIVR	River Valley Bancorp of IN	17.38	1,616	28.1	20.24	17.00	17.38	0.00	-8.53	-3.71	1.28	1.27	15.06	15.04	209.68
RVSB	Riverview Bancorp, Inc. of WA	14.02	11,708	164.1	17.75	12.01	14.00	0.14	10.83	-7.76	0.99	0.97	8.56	6.31	70.07
RCKB	Rockville Fin MHC of CT (45.0)	15.26	19,481	133.5	18.20	13.87	15.17	0.59	6.86	-14.51	0.35	0.34	7.99	7.94	63.65
ROMA	Roma Fin Corp MHC of NJ (31.0)	16.50	32,732	167.4	16.87	12.92	16.50	0.00	65.00	-0.36	0.17	0.17	7.25	7.23	27.13
ROME	Rome Bancorp, Inc. of Rome NY	12.40	8,477	105.1	13.00	11.95	12.46	-0.48	-4.10	-2.75	0.40	0.40	8.98	8.90	35.74
SIFI	SI Fin Gp Inc MHC of CT (41.3)	12.73	12,422	65.4	13.94	10.80	12.71	0.16	15.83	3.75	0.20	0.19	6.70	6.64	61.18
SVBI	Severn Bancorp, Inc. of MD	18.01	10,066	181.3	22.55	16.37	18.17	-0.88	6.51	3.09	1.52	1.49	8.88	8.84	90.64
SUPR	Superior Bancorp of AL	10.15	34,658	351.8	11.93	9.80	10.03	1.20	-11.74	-10.49	0.19	0.14	8.04	4.32	70.74
SYNF	Synergy Financial Group of NJ(8)	13.67	11,382	155.6	16.69	13.10	13.69	-0.15	-7.70	-17.05	0.34	0.34	8.75	8.70	84.92
THRD	TF Fin. Corp. of Newtown PA	29.75	2,928	87.1	33.49	26.54	30.15	-1.33	2.59	-4.03	1.93	1.88	23.04	21.49	225.95
TFSL	TFS Fin Corp MHC of OH (31.5)	12.23	332,319	1,286.6	12.60	11.57	12.30	-0.57	22.30	22.30	0.15	0.24	5.56	5.56	28.74
TONE	TierOne Corp. of Lincoln NE(8)	31.02	18,058	560.2	34.97	24.06	30.49	1.74	-8.74	-1.87	2.30	2.29	20.18	17.40	190.57
TSBK	Timberland Bancorp, Inc. of WA	34.35	3,649	125.3	39.06	29.50	33.26	3.28	10.84	-7.44	2.21	2.15	21.32	19.40	169.31
TRST	TrustCo Bank Corp NY of NY	9.67	74,899	724.3	11.48	9.15	9.61	0.62	-13.27	-13.04	0.60	0.61	3.20	3.20	43.32
UCBA	United Comm Bncp MHC IN (45.0)	12.11	8,298	46.1	13.70	10.30	12.16	-0.41	16.44	1.09	0.32	0.22	7.49	7.49	46.55
UCFC	United Community Fin. of OH	10.63	30,646	325.8	13.30	9.99	10.50	1.24	-9.53	-13.15	0.74	0.67	9.16	8.02	88.53
UBNK	United Fin Grp MHC of MA(46.4)(8)	15.51	17,096	123.5	16.00	11.53	15.90	-2.45	29.57	12.39	0.24	0.25	8.10	8.08	60.46
UWBK	United Western Bncp, Inc of CO	25.42	7,257	184.5	26.32	18.75	25.85	-1.66	10.52	27.16	1.16	1.44	15.13	15.13	289.88
VPFG	ViewPoint Finl MHC of TX(45.0)	18.45	25,789	214.1	19.00	14.25	18.53	-0.43	84.50	8.91	0.27	0.17	8.40	8.40	62.27
WSFS	WSFS Financial Corp. of DE	66.41	6,283	417.3	70.85	57.22	65.26	1.76	6.80	-0.78	4.92	5.09	31.70	31.47	469.13
WVFC	WVS Financial Corp. of PA	16.72	2,319	38.8	17.95	16.19	16.72	0.00	-0.18	1.33	1.55	1.55	13.26	13.26	168.06
WFSL	Washington Federal, Inc. of WA	25.00	87,327	2,183.2	25.14	21.55	24.89	0.44	8.32	6.25	1.57	1.57	14.83	13.59	113.11
WAUW	Wauwatosa Hlds MHC of WI(30.4)	16.88	33,148	169.6	19.00	15.15	16.93	-0.30	10.33	-5.27	0.22	0.22	6.94	6.94	49.70
WAYN	Wayne Savings Bancshares of OH	13.75	3,194	43.9	15.48	13.38	13.43	2.38	-9.54	-4.84	0.69	0.71	11.05	10.29	128.04
WFBC	Willow Financial Bcp Inc of PA	11.65	15,626	182.0	16.62	11.07	11.58	0.60	-28.44	-18.02	0.64	0.65	13.40	6.37	98.12

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of May 29, 2007

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(125)	11.52	10.27	0.60	6.30	4.51	0.57	5.93	0.59	204.33	0.89	19.23	129.26	14.32	150.17	19.78	0.46	2.40	41.16
NYSE Traded Companies(13)	10.57	7.90	0.72	8.66	5.91	0.58	6.51	0.37	211.41	0.77	18.69	135.93	13.91	192.86	19.98	0.57	2.41	40.28
AMEX Traded Companies(5)	13.30	13.04	0.62	5.96	4.72	0.63	6.15	0.74	203.52	0.99	20.35	118.18	15.41	122.27	20.66	0.43	2.17	43.18
NASDAQ Listed OTC Companies(107)	11.54	10.41	0.58	6.04	4.34	0.57	5.85	0.61	203.42	0.90	19.24	129.02	14.32	146.52	19.71	0.45	2.41	41.16
California Companies(9)	7.96	7.85	0.88	11.91	8.56	0.64	8.60	0.32	198.90	0.75	13.20	130.46	10.54	132.90	15.78	0.60	2.18	27.32
Florida Companies(5)	7.54	7.15	0.56	7.87	5.75	0.48	6.79	0.63	241.84	0.83	24.65	139.52	10.80	145.89	21.78	0.08	0.92	32.24
Mid-Atlantic Companies(35)	11.27	9.27	0.61	6.25	4.13	0.61	6.35	0.31	253.13	0.85	18.71	139.04	14.82	176.89	19.11	0.45	2.61	42.65
Mid-West Companies(41)	10.55	9.63	0.51	5.46	4.30	0.48	5.22	1.11	106.58	0.88	19.05	118.82	12.21	139.86	20.61	0.50	2.69	43.79
New England Companies(17)	16.60	15.22	0.39	3.04	2.47	0.43	3.29	0.21	311.01	0.97	26.01	118.46	19.65	137.08	24.53	0.39	2.03	57.15
North-West Companies(5)	10.90	9.74	1.13	10.63	5.88	1.08	9.84	0.12	433.98	0.98	14.80	169.64	18.20	188.75	15.81	0.51	2.23	40.99
South-East Companies(10)	11.94	10.70	0.79	7.82	5.56	0.77	7.58	0.61	192.38	1.20	15.66	132.27	14.71	156.58	16.16	0.53	2.39	38.59
South-West Companies(2)	17.60	15.95	0.54	4.11	3.32	0.41	2.34	0.34	357.58	0.40	31.01	103.39	17.47	149.13	36.15	0.14	1.49	0.00
Western Companies (Excl CA)(1)	5.22	5.22	0.39	7.77	4.56	0.49	9.65	0.64	63.49	0.75	21.91	168.01	8.77	168.01	17.65	0.24	0.94	20.69
Thrift Strategy(118)	11.53	10.28	0.59	6.22	4.49	0.56	5.85	0.58	204.03	0.89	19.08	128.15	14.20	147.93	19.63	0.46	2.42	41.35
Mortgage Banker Strategy(4)	8.33	6.25	0.50	6.46	4.45	0.45	5.59	0.60	122.40	0.87	21.92	136.65	11.30	203.67	23.44	0.47	2.10	45.91
Real Estate Strategy(1)	7.86	7.86	0.57	7.30	5.43	0.55	7.08	1.71	29.72	0.60	18.40	133.59	10.50	133.59	18.97	0.30	2.43	44.78
Diversified Strategy(2)	19.22	18.81	1.23	20.02	5.32	1.29	10.43	0.18	469.24	1.07	22.21	174.49	29.17	176.99	21.09	0.47	1.62	8.13
Companies Issuing Dividends(110)	11.36	10.04	0.66	6.89	4.97	0.64	6.59	0.60	201.81	0.90	19.12	130.51	14.29	152.06	19.74	0.51	2.69	45.38
Companies Without Dividends(15)	12.80	12.12	0.09	1.51	0.76	0.01	0.49	0.45	232.37	0.82	21.10	119.08	14.58	134.78	20.64	0.00	0.00	0.00
Equity/Assets <6%(6)	5.53	5.32	0.57	10.30	7.90	0.54	9.68	0.46	77.20	0.55	14.07	137.73	7.61	146.17	15.21	0.38	1.96	28.71
Equity/Assets 6-12%(78)	8.45	7.62	0.60	7.47	5.12	0.55	6.88	0.71	178.53	0.91	17.48	135.92	11.35	152.82	18.36	0.53	2.59	40.06
Equity/Assets >12%(41)	17.72	15.58	0.59	3.72	3.01	0.60	3.77	0.37	269.42	0.90	24.33	116.37	20.43	145.94	23.94	0.35	2.12	46.94
Converted Last 3 Mths (no MHC)(3)	23.46	23.20	0.74	2.77	2.38	0.75	2.75	0.21	325.99	0.57	31.76	109.55	27.00	110.71	30.87	0.18	0.88	0.00
Actively Traded Companies(10)	9.50	8.46	0.57	5.90	3.41	0.66	6.82	0.24	225.86	0.80	19.14	144.42	13.75	176.91	20.51	0.71	2.80	50.49
Market Value Below $20 Million(4)	8.04	8.04	-0.08	-0.95	-0.09	-0.30	-3.53	0.35	45.02	0.60	11.35	109.58	8.79	109.58	11.77	0.25	1.76	29.89
Holding Company Structure(118)	11.58	10.25	0.62	6.57	4.69	0.60	6.23	0.60	203.70	0.90	19.10	130.16	14.49	152.37	19.67	0.47	2.44	41.55
Assets Over $1 Billion(54)	11.05	8.83	0.76	8.27	5.43	0.70	7.32	0.53	214.77	0.90	18.93	141.96	15.00	181.29	20.06	0.52	2.61	39.67
Assets $500 Million-$1 Billion(36)	10.29	9.54	0.57	6.23	4.71	0.58	6.43	0.57	186.57	0.85	18.47	129.09	13.05	141.29	19.32	0.49	2.22	41.41
Assets $250-$500 Million(24)	13.50	12.98	0.47	4.67	3.79	0.48	4.88	0.71	177.27	0.83	19.97	113.74	15.04	117.99	18.45	0.35	2.26	43.22
Assets less than $250 Million(11)	13.20	13.03	0.24	1.28	1.38	0.16	0.40	0.68	285.44	1.09	22.78	107.09	13.78	110.03	23.28	0.31	2.31	44.59
Goodwill Companies(89)	10.91	9.12	0.67	7.07	4.96	0.64	6.71	0.52	210.55	0.91	19.15	132.36	14.00	162.34	19.37	0.51	2.55	44.12
Non-Goodwill Companies(36)	12.92	12.92	0.43	4.51	3.47	0.40	4.12	0.76	186.44	0.86	19.47	122.11	15.07	122.11	20.85	0.34	2.04	33.04
Acquirors of FSLIC Cases(4)	9.44	9.12	0.18	0.29	-1.36	0.04	-1.33	0.59	127.52	0.59	12.98	134.15	13.19	138.73	13.69	0.37	1.35	29.40

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 29, 2007

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(40)	15.39	14.79	0.49	3.62	1.86	0.49	3.61	0.40	216.71	0.67	31.14	192.50	29.61	202.44	30.65	0.25	1.54	17.65
AMEX Traded Companies(1)	15.24	15.24	0.78	5.12	4.00	0.89	5.81	0.72	98.41	0.84	25.00	125.28	19.09	125.28	22.00	0.32	2.91	72.73
NASDAQ Listed OTC Companies(39)	15.39	14.77	0.48	3.57	1.80	0.48	3.54	0.39	220.93	0.67	32.02	194.36	29.90	204.59	32.10	0.25	1.50	13.98
California Companies(1)	11.47	10.93	0.62	5.13	1.83	0.62	5.13	0.00	0.00	0.43	NM	283.38	32.51	297.44	NM	0.40	2.15	0.00
Mid-Atlantic Companies(23)	16.42	15.82	0.49	3.65	1.96	0.50	3.67	0.33	225.62	0.66	29.09	178.50	30.04	190.37	29.63	0.18	1.26	18.71
Mid-West Companies(7)	16.29	15.34	0.48	3.12	1.68	0.49	3.16	0.70	96.01	0.55	37.30	197.15	31.21	205.88	36.76	0.48	2.37	0.00
New England Companies(5)	11.53	11.05	0.40	3.32	1.91	0.39	3.26	0.28	301.83	0.80	NM	174.04	20.15	181.45	NM	0.15	1.30	0.00
South-East Companies(2)	12.31	12.03	0.62	4.56	1.47	0.62	4.56	0.27	421.90	1.10	NM	280.40	34.30	287.29	NM	0.38	2.12	0.00
South-West Companies(1)	13.49	13.49	0.28	2.34	0.92	0.28	2.34	0.24	177.06	0.65	NM	219.64	29.63	219.64	NM	0.20	1.08	0.00
Western Companies (Excl CA)(1)	14.88	14.88	0.76	5.36	2.22	0.64	4.51	0.00	0.00	0.56	NM	233.93	34.82	233.93	NM	0.22	1.29	57.89
Thrift Strategy(40)	15.39	14.79	0.49	3.62	1.86	0.49	3.61	0.40	216.71	0.67	31.14	192.50	29.61	202.44	30.65	0.25	1.54	17.65
Companies Issuing Dividends(27)	14.94	14.07	0.54	3.99	2.08	0.53	3.91	0.30	215.06	0.68	30.01	195.58	29.21	210.12	29.24	0.37	2.28	56.49
Companies Without Dividends(13)	16.32	16.28	0.39	2.84	1.40	0.41	2.97	0.66	220.37	0.64	39.12	186.07	30.44	186.44	39.12	0.00	0.00	0.00
Equity/Assets 6-12%(14)	10.18	9.66	0.45	4.37	2.26	0.44	4.30	0.43	195.84	0.74	32.61	196.17	20.23	209.61	33.95	0.41	2.10	0.00
Equity/Assets >12%(25)	18.56	17.91	0.52	3.16	1.62	0.52	3.18	0.38	233.66	0.63	28.70	190.26	35.32	198.08	22.41	0.16	1.20	21.73
Holding Company Structure(37)	15.19	14.55	0.48	3.62	1.88	0.49	3.61	0.42	218.04	0.70	31.14	190.27	29.02	200.68	30.65	0.25	1.52	14.53
Assets Over $1 Billion(10)	15.58	14.84	0.43	3.33	1.44	0.47	3.54	0.54	233.94	0.60	29.95	229.32	35.15	243.82	29.95	0.36	1.18	0.00
Assets $500 Million-$1 Billion(10)	15.68	15.55	0.54	3.89	1.71	0.52	3.74	0.19	247.75	0.55	39.12	218.36	33.45	221.60	39.12	0.22	1.32	19.30
Assets $250-$500 Million(19)	15.18	14.41	0.49	3.56	2.01	0.47	3.46	0.39	205.06	0.74	31.02	167.70	25.92	178.84	30.88	0.21	1.73	21.69
Assets less than $250 Million(1)	15.24	15.24	0.78	5.12	4.00	0.89	5.81	0.72	98.41	0.84	25.00	125.28	19.09	125.28	22.00	0.32	2.91	72.73
Goodwill Companies(18)	14.23	12.84	0.44	3.50	1.78	0.45	3.53	0.38	255.67	0.73	30.35	194.70	27.97	217.69	32.34	0.29	1.94	0.00
Non-Goodwill Companies(22)	16.27	16.27	0.53	3.71	1.92	0.53	3.66	0.42	180.34	0.62	31.94	190.82	30.86	190.82	28.41	0.22	1.23	20.17
MHC Institutions(40)	15.39	14.79	0.49	3.62	1.86	0.49	3.61	0.40	216.71	0.67	31.14	192.50	29.61	202.44	30.65	0.25	1.54	17.65
MHC Converted Last 3 Months(1)	19.35	19.35	0.52	2.70	1.23	0.84	4.32	1.12	21.76	0.30	NM	219.96	42.55	219.96	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 29, 2007

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	5.69	4.83	0.74	12.90	6.22	0.74	12.82	0.29	129.90	0.53	16.08	213.77	12.17	252.12	16.18	1.04	3.90	62.65
BFF	BFC Financial Corp. of FL(8)	2.14	1.12	-0.05	-2.20	-2.44	-0.11	-5.29	0.34	168.71	1.09	NM	90.31	1.93	172.27	NM	0.00	0.00	NM
BBX	BankAtlantic Bancorp of FL	8.07	6.86	0.22	2.76	2.58	0.05	0.57	0.41	162.60	1.08	38.71	107.90	8.71	126.91	NM	0.16	1.72	66.67
DSL	Downey Financial Corp. of CA	9.45	9.43	1.21	15.10	9.97	1.06	13.22	0.68	55.22	0.46	10.03	141.68	13.38	141.98	11.46	0.48	0.66	6.58
FED	FirstFed Financial Corp. of CA	8.57	8.56	1.34	19.51	12.16	1.28	18.62	0.21	560.30	1.43	8.22	146.70	12.57	146.86	8.62	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.17	5.17	0.42	8.00	7.89	0.25	4.74	1.03	28.58	0.41	12.67	102.03	5.27	102.03	21.39	0.40	3.07	38.83
GLK	Great Lakes Bancorp, Inc of NY	14.99	14.99	-0.15	-1.05	-0.91	-0.16	-1.05	0.41	103.90	0.73	NM	115.14	17.26	115.14	NM	0.00	0.00	NM
IMB	IndyMac Bancorp, Inc. of CA	6.92	6.54	1.17	16.67	12.79	-0.39	-5.52	0.63	33.79	0.35	7.82	120.05	8.31	127.01	NM	2.00	5.96	46.62
NYB	New York Community Bcrp of NY	13.26	5.23	0.82	6.37	4.44	0.89	6.94	0.08	378.77	0.44	22.50	140.18	18.59	355.26	20.65	1.00	5.70	NM
NAL	NewAlliance Bancshares of CT	17.95	10.52	0.65	3.50	2.59	0.67	3.58	0.17	300.03	0.93	38.55	128.29	23.02	218.78	37.65	0.26	1.61	61.90
PFB	PFF Bancorp, Inc. of Pomona CA	8.72	8.69	1.24	14.51	7.79	1.24	14.57	0.03	NA	1.11	12.84	180.94	15.78	181.49	12.79	0.76	2.55	32.76
PFS	Provident Fin. Serv. Inc of NJ	17.74	10.28	0.91	5.18	5.12	0.89	5.06	0.14	401.56	0.87	19.52	103.20	18.31	178.05	19.99	0.40	2.38	46.51
SOV	Sovereign Bancorp, Inc. of PA	10.34	3.68	0.04	0.42	0.30	0.43	4.53	0.31	170.85	0.87	NM	131.34	13.59	360.72	31.12	0.32	1.37	NM
AMEX Traded Companies																			
CNY	Carver Bancorp, Inc. of NY	6.57	5.77	0.33	4.77	5.71	0.47	6.78	0.48	143.24	0.86	17.53	81.54	5.36	92.82	12.35	0.36	2.21	38.71
FDT	Federal Trust Corp of FL	7.73	7.73	0.33	4.67	3.04	0.30	4.13	1.66	42.46	0.88	32.88	146.91	11.35	146.91	37.17	0.16	1.07	61.54
GOV	Gouverneur Bcp MHC of NY(42.8)	15.24	15.24	0.78	5.12	4.00	0.89	5.81	0.72	98.41	0.84	25.00	125.28	19.09	125.28	22.00	0.32	2.91	72.73
WFD	New Westfield Fin. Inc. of MA	28.93	28.93	0.60	2.92	1.66	0.64	3.09	0.10	528.89	1.45	NM	111.21	32.17	111.21	NM	0.20	1.96	NM
TSH	Teche Hlding Cp of N Iberia LA	9.08	8.55	1.03	11.37	7.53	1.03	11.30	0.70	99.49	0.89	13.27	146.57	13.31	155.72	13.35	1.28	2.95	39.14
WSB	Washington SB, FSB of Bowie MD	14.21	14.21	0.80	6.07	5.65	0.71	5.44	NA	NA	0.85	17.71	104.68	14.07	104.68	19.77	0.16	1.88	33.33
NASDAQ Listed OTC Companies																			
ABBC	Abington Com Bcp MHC PA (42.9)(8)	12.15	12.15	0.73	5.78	2.35	0.73	5.78	0.28	62.69	0.25	NM	241.93	29.40	241.93	NM	0.28	1.53	65.12
ALLB	Alliance Bank MHC of PA (45.0)	11.82	11.82	0.34	3.72	1.98	0.34	3.72	0.38	174.41	1.13	NM	139.65	16.51	139.65	NM	0.20	2.09	NM
ASBI	Ameriana Bancorp of IN	7.41	7.22	-0.27	-3.62	-3.78	-0.09	-1.15	0.92	65.07	1.02	NM	100.00	7.41	102.65	NM	0.16	1.48	NM
ABNJ	American Bancorp of NJ	19.65	19.65	0.24	1.06	0.91	0.24	1.06	0.33	129.19	0.56	NM	128.45	25.24	128.45	NM	0.16	1.46	NM
ABCW	Anchor BanCorp Wisconsin of WI	7.47	7.02	0.97	12.99	6.80	0.91	12.18	0.89	50.22	0.52	14.70	184.53	13.78	196.21	15.66	0.68	2.39	35.05
ACFC	Atl Cst Fed Cp of GA MHC(36.8)	10.15	9.83	0.59	5.19	1.84	0.59	5.19	0.40	141.04	0.74	NM	209.82	29.43	299.37	NM	0.52	2.73	NM
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	4.74	4.40	-1.36	-30.60	-12.88	-0.86	-19.49	0.36	96.92	0.61	NM	238.83	11.32	257.41	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI	13.85	12.33	0.57	3.83	2.96	0.54	3.61	0.46	79.95	0.57	33.77	134.01	18.57	150.57	35.82	0.32	2.71	NM
BFIN	BankFinancial Corp. of IL	19.76	17.73	0.53	2.63	2.27	0.51	2.56	0.57	115.13	0.85	NM	121.93	24.09	135.86	NM	0.28	1.72	NM
BKUNA	BankUnited Fin. Corp. of FL	5.72	5.51	0.75	13.39	12.00	0.66	11.77	0.33	86.81	0.35	8.33	103.75	5.93	107.60	9.40	0.02	0.09	0.74
BFBC	Benjamin Frkln Bncrp Inc of MA	12.23	8.12	0.46	3.76	3.25	0.58	4.82	0.17	373.45	0.99	30.80	115.88	14.17	174.41	24.06	0.24	1.56	48.00
BHLB	Berkshire Hills Bancorp of MA	12.10	6.53	0.53	4.47	3.92	0.67	5.64	0.61	147.40	1.14	25.49	110.08	13.32	203.84	20.17	0.56	1.70	43.41
BRBI	Blue River Bancshares of IN	7.80	6.33	0.26	3.16	2.51	0.26	3.16	2.04	41.04	0.99	39.81	123.93	9.67	152.76	39.81	0.09	1.41	56.25
BOFI	Bofi Holding, Inc. Of CA	8.02	8.02	0.39	4.52	4.97	0.34	4.02	NA	NA	0.28	20.14	88.31	7.08	88.31	22.66	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.85	5.85	0.54	9.41	8.81	0.54	9.41	0.01	NA	0.70	11.35	101.10	5.92	101.10	11.35	0.20	1.82	20.62
BRKL	Brookline Bancorp, Inc. of MA	24.15	22.01	0.86	3.47	2.75	0.86	3.47	0.08	NA	1.28	36.33	129.48	31.26	142.06	36.33	0.34	2.84	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	21.10	21.10	0.96	4.67	1.84	0.96	4.67	0.03	NA	0.63	NM	242.42	51.14	242.42	NM	0.12	0.79	42.86
CITZ	CFS Bancorp, Inc of Munster IN	10.54	10.43	0.42	4.02	3.30	0.37	3.53	2.22	40.18	1.42	30.33	125.08	13.19	126.36	34.56	0.48	3.23	NM
CMSB	CMS Bancorp, Inc. of NY	17.18	17.18	0.13	0.77	0.85	0.07	0.43	NA	NA	0.21	NM	89.94	15.45	89.94	NM	0.00	0.00	0.00
CFFN	Capitol Fd Fn MHC of KS (29.5)	10.75	10.75	0.49	4.64	1.40	0.49	4.64	0.10	49.02	0.08	NM	328.07	35.27	328.07	NM	2.00	5.20	NM
CEBK	Central Bncrp of Somerville MA	7.21	6.81	0.27	3.76	3.21	0.21	2.85	0.06	NA	0.84	31.12	113.92	8.21	120.56	NM	0.72	2.54	NM
CFBK	Central Federal Corp. of OH	11.99	11.99	0.12	0.93	0.90	0.02	0.16	0.13	710.10	1.11	NM	105.85	12.69	105.85	NM	0.36	5.37	NM
CHEV	Cheviot Fin Cp MHC of OH(42.1)	22.77	22.77	0.59	2.60	1.48	0.59	2.60	0.09	296.44	0.34	NM	175.58	39.99	175.58	NM	0.32	2.37	NM
CBNK	Chicopee Bancorp, Inc. of MA	23.46	23.46	-0.53	-2.79	-1.99	-0.58	-3.06	0.38	169.96	0.81	NM	106.56	25.00	106.56	NM	0.00	0.00	NM
CZWI	Citizens Comm Bncorp Inc of WI	25.69	23.31	0.07	0.27	0.32	0.07	0.27	NA	NA	0.31	NM	84.88	21.80	93.54	NM	0.20	2.16	NM
CTZN	Citizens First Bancorp of MI	10.02	9.33	0.53	5.37	5.14	0.52	5.23	1.63	49.46	0.89	19.44	101.59	10.18	109.13	19.96	0.36	1.61	31.30
CSBC	Citizens South Banking of NC	11.61	7.34	0.78	6.65	5.53	0.78	6.65	0.42	182.98	1.16	18.10	119.98	13.93	189.81	18.10	0.32	2.49	45.07
CSBK	Clifton Svg Bp MHC of NJ(43.3)	23.30	23.30	0.35	1.51	0.85	0.35	1.51	0.01	NA	0.32	NM	180.28	42.01	180.28	NM	0.20	1.71	NM
COBK	Colonial Bank MHC of NJ (46.0)	9.03	9.03	0.45	4.63	2.49	0.44	4.51	0.06	589.27	0.68	NM	181.55	16.39	181.55	NM	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA	8.49	8.49	0.96	11.56	8.33	0.96	11.56	0.31	214.02	0.77	12.01	130.90	11.12	130.90	12.01	0.26	2.23	26.80
DCOM	Dime Community Bancshars of NY	8.65	6.95	0.89	9.65	5.75	0.82	8.91	0.11	430.23	0.57	17.38	171.43	14.82	213.21	18.83	0.56	4.13	71.79
ESBF	ESB Financial Corp. of PA	6.88	4.55	0.51	7.80	6.79	0.50	7.60	0.22	120.33	0.88	14.74	109.48	7.54	165.68	15.14	0.40	3.57	52.63
ESSA	ESSA Bancorp, Inc. of PA	21.52	21.52	0.66	3.04	3.07	0.66	3.04	NA	NA	0.69	32.60	99.22	21.36	99.22	32.60	0.00	0.00	0.00
ESBK	Elmira Svgs Bank, FSB of NY	6.59	6.53	0.47	7.08	4.73	0.63	9.35	0.11	423.66	0.70	21.14	143.94	9.49	145.25	16.01	0.88	3.25	68.75
FFDF	FFD Financial Corp of Dover OH	10.44	10.44	0.94	8.98	8.82	0.87	8.35	NA	NA	0.57	11.34	101.31	10.58	101.31	12.20	0.56	3.45	39.16
FMCO	FMS Fin Corp. of Burlington NJ(8)	6.80	6.71	0.40	6.26	2.39	0.43	6.68	0.56	80.50	1.19	NM	255.14	17.34	258.33	39.24	0.12	0.39	16.22
FFCO	FedFirst Fin MHC of PA (45.8)	16.23	15.86	-0.31	-1.90	-1.41	-0.31	-1.90	0.47	64.82	0.51	NM	134.06	21.76	137.24	NM	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.34	5.97	0.57	9.41	7.80	0.46	7.71	0.36	103.22	0.62	12.83	114.56	7.27	121.82	15.66	0.56	3.16	40.58
FBTC	First BancTrust Corp of IL	8.88	8.45	0.36	4.01	3.97	0.32	3.58	0.71	100.82	1.13	25.20	100.09	8.88	105.17	28.27	0.24	2.07	52.17

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 29, 2007

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
FBEI First Bancorp of Indiana of IN	9.35	7.45	0.22	2.31	2.53	0.19	1.99	NA	NA	0.50	39.53	91.74	8.58	115.10	NM	0.60	3.53	NM
FBSI First Bancshares, Inc. of MO	11.02	10.90	-0.13	-1.11	-1.17	-0.16	-1.40	NA	NA	1.66	NM	94.41	10.41	95.47	NM	0.00	0.00	NM
FCAP First Capital, Inc. of IN	9.86	8.58	0.78	8.11	7.03	0.71	7.39	1.16	43.68	0.74	14.23	112.78	11.12	129.59	15.62	0.68	3.85	54.84
FCLF First Clover Leaf Fin Cp of IL	24.75	21.75	0.75	3.06	2.18	0.78	3.19	0.34	123.29	0.70	NM	106.60	26.38	121.30	NM	0.24	2.18	NM
FCFL First Community Bk Corp of FL	8.63	8.51	0.92	10.68	5.35	0.92	10.68	0.13	675.48	1.02	18.68	199.53	17.21	202.14	18.68	0.00	0.00	0.00
FDEF First Defiance Fin. Corp of OH	10.84	8.17	1.01	9.68	7.79	0.91	8.68	0.65	137.13	1.11	12.83	119.46	12.95	158.51	14.32	1.00	3.68	47.17
FFNM First Fed of N. Michigan of MI	12.83	11.41	0.10	0.76	1.00	0.11	0.84	1.59	46.67	1.01	NM	77.41	9.93	87.05	NM	0.20	2.22	NM
FFBH First Fed. Bancshares of AR	8.90	8.90	0.64	7.22	4.78	0.58	6.46	2.76	10.93	0.64	20.92	156.39	13.92	156.39	23.38	0.64	2.68	56.14
FFBI First Federal Bankshares of IA	13.82	7.90	0.52	4.57	4.96	0.36	3.34	3.70	48.82	0.47	20.16	93.80	9.63	123.44	27.57	0.42	2.24	45.15
FFCH First Fin. Holdings Inc. of SC	7.04	6.19	1.04	15.07	6.85	0.99	14.35	0.22	250.45	0.69	14.60	211.86	14.91	240.89	15.33	1.00	2.98	43.48
FFHS First Franklin Corp. of OH	7.76	7.76	0.41	5.17	4.59	0.65	8.22	1.35	35.90	0.55	21.78	111.05	8.62	111.05	13.70	0.36	2.12	46.15
FKFS First Keystone Fin., Inc of PA	6.65	6.65	0.16	2.71	1.77	0.20	3.35	0.75	89.09	1.12	NM	134.48	8.95	134.48	NM	0.00	0.00	0.00
FMSB First Mutual Bncshrs Inc of WA	6.85	6.85	1.01	16.33	7.36	0.81	13.15	0.32	280.99	1.10	13.58	205.82	14.09	205.82	16.87	0.36	1.62	21.95
FNFG First Niagara Fin. Group of NY	17.46	8.04	1.05	6.00	5.61	1.07	6.16	0.20	445.01	1.24	17.82	106.94	18.67	232.15	17.37	0.52	3.79	67.53
FPTB First PacTrust Bancorp of CA	10.56	10.56	0.58	5.74	4.16	0.58	5.74	0.24	239.24	0.65	24.04	134.04	14.15	134.04	24.04	0.72	2.85	68.57
FPFC First Place Fin. Corp. of OH	10.67	7.35	0.82	7.96	6.91	0.72	7.00	0.96	79.57	0.94	14.46	107.26	11.44	155.65	16.46	0.62	3.06	44.29
FFIC Flushing Fin. Corp. of NY	7.47	6.86	0.78	10.13	5.95	0.74	9.63	0.11	225.75	0.29	16.82	161.58	12.07	175.94	17.71	0.48	2.85	48.00
FXCB Fox Chase Bncp MHC of PA(44.5)	17.05	17.05	0.49	3.35	1.81	0.47	3.22	0.43	91.44	0.78	NM	160.67	27.39	160.67	NM	0.00	0.00	0.00
FBTX Franklin Bank Corp of TX	7.29	3.99	0.30	4.37	3.86	0.06	0.82	0.62	33.80	0.30	25.88	110.47	8.06	201.95	NM	0.00	0.00	0.00
GSLA GS Financial Corp. of LA	16.13	16.13	1.13	7.32	7.54	1.14	7.42	0.11	NA	3.69	13.27	94.46	15.24	94.46	13.10	0.40	1.97	26.14
PEDE Great Pee Dee Bancorp of SC	12.48	12.24	0.73	5.85	5.74	0.71	5.72	0.41	221.25	1.06	17.42	101.51	12.67	103.54	17.82	0.64	4.13	71.91
GCBC Green Co Bcrp MHC of NY (44.4)	11.00	11.00	0.76	6.87	3.88	0.82	7.35	0.13	342.86	0.70	25.79	172.54	18.98	172.54	24.10	0.50	3.40	NM
HFFC HF Financial Corp. of SD	6.20	5.71	0.56	9.26	8.18	0.75	12.26	0.44	130.74	0.76	12.23	112.14	6.95	121.89	9.24	0.42	2.42	29.58
HMNF HMN Financial, Inc. of MN	8.49	8.14	0.88	9.61	6.05	0.76	8.31	1.07	94.71	1.20	16.54	156.29	13.26	162.96	19.11	1.00	2.91	48.08
HBNK Hampden Bancorp, Inc. of MA	19.92	19.92	-0.52	-4.13	-3.02	-0.54	-4.25	0.72	69.95	0.89	NM	90.63	18.05	90.63	NM	0.12	1.03	NM
HARL Harleysville Svgs Fin Cp of PA	6.45	6.45	0.47	7.50	5.73	0.46	7.26	NA	NA	0.48	17.45	128.93	8.31	128.93	18.02	0.68	4.15	72.34
HWFG Harrington West Fncl Grp of CA	6.15	5.58	0.70	12.11	8.33	0.71	12.28	0.01	NA	0.79	12.00	138.46	8.51	152.52	11.84	0.50	2.89	34.72
HBOS Heritage Fn Gp MHC of GA(29.9)	14.46	14.24	0.66	3.94	1.51	0.66	3.94	0.14	702.76	1.46	NM	270.99	39.18	275.22	NM	0.24	1.51	NM
HIFS Hingham Inst. for Sav. of MA	7.51	7.51	0.63	8.38	6.17	0.63	8.38	0.02	NA	0.66	16.21	132.06	9.92	132.06	16.21	0.80	2.44	39.60
HOME Home Fed Bncp MHC of ID (40.8)	14.88	14.88	0.76	5.36	2.22	0.64	4.51	NA	NA	0.56	NM	233.93	34.82	233.93	NM	0.22	1.29	57.89
HFBC HopFed Bancorp, Inc. of KY	6.90	5.81	0.50	7.25	6.48	0.52	7.46	0.16	370.95	0.90	15.43	108.17	7.46	128.46	14.99	0.48	3.02	46.60
HCBK Hudson City Bancorp, Inc of NJ	12.89	12.45	0.85	5.71	3.95	0.85	5.71	0.09	92.36	0.15	25.33	149.15	19.23	154.40	25.33	0.32	2.43	61.54
IFSB Independence FSB of DC	7.81	7.81	-1.74	-21.25	-17.91	-2.32	-28.34	0.69	45.02	0.52	NM	126.33	9.86	126.33	NM	0.00	0.00	NM
ISBC Investors Bcrp MHC of NJ(45.7)	15.75	15.75	0.48	2.91	1.65	0.52	3.16	0.22	55.49	0.20	NM	182.98	28.82	182.98	NM	0.00	0.00	0.00
JXSB Jcksnville Bcp MHC of IL(47.7)	7.79	6.77	0.26	3.26	2.72	0.26	3.26	0.56	123.94	1.17	36.76	115.74	9.02	133.26	36.76	0.30	2.40	NM
JFBI Jefferson Bancshares Inc of TN	22.33	22.33	0.44	1.91	1.88	0.49	2.17	0.17	378.46	0.76	NM	102.54	22.90	102.54	NM	0.24	2.05	NM
KFED K-Fed Bancorp MHC of CA (37.3)	11.47	10.93	0.62	5.13	1.83	0.62	5.13	NA	NA	0.43	NM	283.38	32.51	297.44	NM	0.40	2.15	NM
KNBT KNBT Bancorp, Inc. of PA	12.44	7.87	0.80	6.64	5.56	0.83	6.88	0.21	286.02	0.97	17.98	116.73	14.52	184.54	17.36	0.40	2.62	47.06
KFFB KY Fst Fed Bp MHC of KY (44.5)	23.34	17.66	0.31	1.33	0.99	0.31	1.33	0.49	55.38	0.44	NM	135.75	31.68	179.40	NM	0.40	3.96	NM
KRNY Kearny Fin Cp MHC of NJ (29.7)	23.57	19.47	0.18	0.74	0.36	0.18	0.74	0.04	769.39	0.71	NM	208.17	49.07	252.01	NM	0.20	1.45	NM
LSBX LSB Corp of No. Andover MA	10.58	10.58	0.12	1.13	0.82	0.57	5.33	0.19	407.66	1.42	NM	133.41	14.12	133.41	26.02	0.56	3.26	NM
LSBI LSB Fin. Corp. of Lafayette IN	9.74	9.74	0.88	9.40	7.93	0.84	8.99	3.17	23.72	0.91	12.61	115.41	11.24	115.41	13.20	0.80	3.14	39.60
LSBK Lake Shore Bnp MHC of NY(45.0)	15.39	15.39	0.50	3.67	2.19	0.50	3.67	0.42	84.25	0.63	NM	150.79	23.21	150.79	NM	0.12	0.97	44.44
LEGC Legacy Bancorp, Inc. of MA	17.56	17.18	0.28	1.53	1.47	0.44	2.43	0.23	256.70	0.81	NM	106.24	18.65	108.55	NM	0.16	1.07	72.73
LBCP Liberty Bancorp, Inc. of MO	16.39	16.39	0.64	4.76	3.49	0.59	4.38	0.96	75.09	1.09	28.68	105.93	17.36	105.93	31.14	0.10	0.92	26.32
MAFB MAF Bancorp, Inc. of IL(8)	10.41	6.54	0.72	7.54	4.52	0.73	7.70	0.63	56.70	0.55	22.14	163.50	17.03	260.34	21.69	1.08	2.00	44.26
MFBC MFB Corp. of Mishawaka IN	8.14	7.45	0.73	9.35	8.24	0.73	9.35	1.56	72.44	1.39	12.14	109.33	8.90	119.48	12.14	0.66	1.95	23.66
MSBF MSB Fin Corp MHC of NJ (45.0)	15.27	15.27	0.52	5.00	2.40	0.52	5.00	NA	NA	0.39	NM	152.21	23.25	152.21	NM	0.00	0.00	0.00
MGYR Magyar Bancorp MHC of NJ(16.0)	10.44	10.44	0.19	1.82	1.03	0.18	1.70	1.63	55.56	1.12	NM	176.97	18.48	176.97	NM	0.00	0.00	0.00
MASB MassBank Corp. of Reading MA	13.12	12.99	0.85	6.90	5.12	0.81	6.53	0.02	NA	0.68	19.52	130.99	17.18	132.31	20.63	1.12	3.41	66.67
MFLR Mayflower Co-Op. Bank of MA	8.11	8.09	0.47	5.95	5.35	0.42	5.40	0.01	NA	1.28	18.70	109.07	8.85	109.43	20.61	0.40	3.96	74.07
CASH Meta Financial Group of IA	6.13	5.66	0.07	1.11	0.50	0.36	6.07	1.20	114.57	1.39	NM	216.08	13.25	233.89	36.30	0.52	1.38	NM
MFSF MutualFirst Fin. Inc. of IN	8.87	7.36	0.58	6.43	7.06	0.57	6.28	0.86	98.56	1.02	14.16	91.27	8.10	110.04	14.50	0.60	3.26	46.15
NASB NASB Fin, Inc. of Grandview MO	9.76	9.57	1.24	12.43	6.66	0.61	6.14	0.73	67.20	0.56	15.01	191.05	18.66	194.89	30.41	0.90	2.51	37.66
NECB NE Comm Bncrp MHC of NY (45.0)	33.53	33.53	0.56	2.10	0.97	0.56	2.10	NA	NA	0.57	NM	168.71	56.57	168.71	NM	0.00	0.00	0.00
NHTB NH Thrift Bancshares of NH	7.19	5.34	0.71	9.90	8.03	0.61	8.53	0.11	527.19	0.80	12.46	124.68	8.96	168.02	14.45	0.52	3.60	44.83
NVSL Naug Vlly Fin MHC of CT (44.2)	11.91	11.86	0.32	2.48	1.43	0.32	2.48	0.49	103.03	0.65	NM	174.29	20.75	174.96	NM	0.20	1.68	NM
NTBK NetBank, Inc. of Alpharetta GA(8)	6.21	5.03	-4.82	NM	NM	-3.66	-46.39	3.76	20.24	1.12	NM	6.94	0.43	8.57	NM	0.00	0.00	NM
NEBS New England Bnchrs Inc. of CT	20.60	19.98	0.37	1.78	1.47	0.35	1.69	0.21	313.84	0.94	NM	121.13	24.95	124.88	NM	0.12	0.93	63.16
NFSB Newport Bancorp, Inc. of RI	19.87	19.87	-0.48	-3.28	-2.12	-0.48	-3.28	NA	NA	0.78	NM	110.75	22.01	110.75	NM	0.00	0.00	NM
FFFD North Central Bancshares of IA	8.20	7.23	0.91	10.87	8.38	0.91	10.87	0.20	333.62	0.77	11.94	131.13	10.75	148.67	11.94	1.40	3.48	41.54
NWSB Northwest Bcrp MHC of PA(39.1)	9.04	6.59	0.71	7.78	3.34	0.71	7.78	0.72	79.81	0.85	29.95	230.55	20.83	315.94	29.95	0.80	2.84	NM
OSHC Ocean Shr Hldg MHC of NJ(44.8)	10.92	10.92	0.52	4.68	2.56	0.52	4.68	0.09	386.06	0.48	39.12	181.20	19.79	181.20	39.12	0.00	0.00	0.00
OCFC OceanFirst Fin. Corp of NJ	6.12	6.12	0.14	2.22	1.35	0.46	7.14	0.23	212.72	0.60	NM	175.02	10.70	175.02	23.12	0.80	4.49	NM
ONFC Oneida Financl MHC of NY(44.6)	12.84	8.47	0.92	7.19	4.30	0.94	7.33	0.01	NA	0.85	23.25	161.20	20.69	244.24	22.81	0.48	3.97	NM
ORIT Oritani Fin Cp MHC of NJ(32.0)	21.75	21.75	0.21	1.35	0.44	0.23	1.54	NA	NA	1.16	NM	240.31	52.27	240.31	NM	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 25, 2007

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
OSBK Osage Bancshares, Inc. of OK	27.91	27.91	0.77	3.86	2.77	0.77	3.86	0.05	681.36	0.49	36.15	96.31	26.88	96.31	36.15	0.28	2.98	NM
PSBH PSB Hldgs Inc MHC of CT (45.2)	10.69	9.02	0.36	3.36	2.34	0.36	3.36	0.33	111.65	0.81	NM	140.97	15.06	166.93	NM	0.24	2.24	NM
PVFC PVF Capital Corp. of Solon OH	7.86	7.86	0.57	7.30	5.43	0.55	7.08	1.71	29.72	0.60	18.40	133.59	10.50	133.59	18.97	0.30	2.43	44.78
PBCI Pamrapo Bancorp, Inc. of NJ	9.17	9.17	0.93	10.08	5.73	0.88	9.58	0.36	116.32	0.63	17.45	177.61	16.28	177.61	18.37	0.92	4.39	NM
PFED Park Bancorp of Chicago IL	14.31	14.31	-0.05	-0.38	-0.26	-0.05	-0.38	2.03	13.84	0.42	NM	134.92	19.31	134.92	NM	0.72	2.11	NM
PVSA Parkvale Financial Corp of PA	7.06	5.33	0.71	10.61	7.85	0.70	10.39	0.39	204.56	1.17	12.74	131.10	9.25	173.46	13.01	0.80	2.68	34.19
PRTR Partners Trust Fin. Grp. of NY	13.20	6.46	0.58	4.39	4.55	0.61	4.65	0.11	842.58	1.49	22.00	97.43	12.86	199.28	20.75	0.28	2.55	56.00
PBHC Pathfinder BC MHC of NY (35.8)	6.60	5.35	0.31	4.51	3.18	0.25	3.56	0.55	91.05	0.72	31.45	141.76	9.36	174.96	39.83	0.41	3.43	NM
PFDC Peoples Bancorp of Auburn IN	13.58	12.08	0.58	4.56	4.68	0.36	4.41	0.47	79.99	0.51	11.36	99.68	12.41	102.75	22.09	0.76	3.91	NM
PCBI Peoples Community Bcrp. of OH	8.62	5.72	-0.51	-6.00	-7.53	-0.52	-6.06	2.54	70.29	1.71	NM	81.67	7.04	123.12	NM	0.60	4.07	NM
PBCT Peoples United Financial of CT	31.68	30.91	1.43	4.51	3.23	1.52	4.79	0.21	325.99	0.80	30.92	139.49	44.19	142.96	29.13	0.53	2.64	NM
PROV Provident Fin. Holdings of CA	7.43	7.43	0.78	9.67	8.10	0.41	5.07	0.78	105.93	1.02	12.35	122.82	9.13	122.82	23.52	0.72	2.91	36.00
PBNY Provident NY Bncrp, Inc. of NY	14.73	8.61	0.70	4.85	3.34	0.71	4.96	0.23	312.67	1.31	29.98	141.58	20.86	242.36	29.34	0.20	1.45	43.48
PBIP Prudential Bncp MHC PA (42.7)	18.19	18.19	0.79	4.17	2.27	0.79	4.17	0.08	179.37	0.31	NM	189.58	34.48	189.58	NM	0.20	1.47	64.52
PULB Pulaski Fin Cp of St. Louis MO	7.45	7.03	1.00	12.91	6.30	0.81	10.54	1.01	79.87	0.90	15.87	195.60	14.58	207.33	19.44	0.34	2.19	34.69
RPFG Ranier Pacific Fin Group of WA	9.73	9.37	0.33	3.45	2.26	0.31	3.22	0.03	NA	1.30	NM	148.92	14.49	154.70	NM	0.26	1.31	57.78
RIVR River Valley Bancorp of IN	7.18	7.17	0.62	8.73	7.36	0.62	8.66	0.94	67.29	0.84	13.58	115.41	8.29	115.56	13.69	0.80	4.60	62.50
RVSB Riverview Bancorp, Inc. of WA	12.22	9.01	1.43	12.10	7.06	1.40	11.86	0.15	676.18	1.25	14.16	163.79	20.01	222.19	14.45	0.40	2.85	40.40
RCKB Rockville Fin MHC of CT (45.0)	12.55	12.47	0.57	4.40	2.29	0.56	4.28	0.11	694.49	0.96	NM	190.99	23.97	192.19	NM	0.00	0.00	0.00
ROMA Roma Fin Corp MHC of NJ (31.0)	26.72	26.65	0.63	2.82	1.03	0.63	2.82	0.04	322.04	0.31	NM	227.59	60.82	228.22	NM	0.24	1.45	NM
ROME Rome Bancorp, Inc. of Rome NY	25.13	25.13	1.12	4.15	3.23	1.12	4.15	0.38	171.02	0.73	31.00	138.08	34.70	138.08	31.00	0.32	2.58	NM
SIFI SI Fin Gp Inc MHC of CT (41.3)	10.95	10.85	0.33	3.05	1.57	0.32	2.90	0.19	298.16	0.76	NM	190.00	20.81	191.72	NM	0.16	1.26	NM
SVBI Severn Bancorp, Inc. of MD	9.80	9.75	1.70	18.42	8.44	1.66	18.06	0.76	130.87	1.14	11.85	202.82	19.87	203.73	12.09	0.24	1.33	15.79
SUPR Superior Bancorp of AL	11.37	6.11	0.34	3.47	1.87	0.25	2.56	0.43	181.43	1.11	NM	126.24	14.35	234.95	NM	0.00	0.00	0.00
SYNF Synergy Financial Group of NJ(8)	10.30	10.24	0.39	4.00	2.49	0.39	4.00	0.04	NA	0.78	NM	156.23	16.10	157.13	NM	0.24	1.76	70.59
THRD TF Fin. Corp. of Newtown PA	10.20	9.51	0.85	8.74	6.49	0.83	8.51	0.32	135.78	0.57	15.41	129.12	13.17	138.44	15.82	0.80	2.69	41.45
TFSL TFS Fin Corp MHC of OH (31.5)	19.35	19.35	0.52	2.70	1.23	0.84	4.32	1.12	21.76	0.30	NM	219.96	42.55	219.96	NM	0.00	0.00	0.00
TONE TierOne Corp. of Lincoln NE(8)	10.59	9.13	1.23	12.12	7.41	1.23	12.07	1.29	74.92	1.11	13.49	153.72	16.28	178.28	13.55	0.32	1.03	13.91
TSBK Timberland Bancorp, Inc. of WA	12.59	11.46	1.39	10.31	6.43	1.35	10.03	0.04	NA	0.88	15.54	161.12	20.29	177.06	15.98	0.72	2.10	32.58
TRST TrustCo Bank Corp NY of NY	7.39	7.39	1.47	19.67	6.20	1.49	20.00	0.23	494.32	1.96	16.12	302.19	22.32	302.19	15.85	0.64	6.62	NM
UCBA United Comm Bncp MHC IN (45.0)	16.09	16.09	0.73	4.22	2.64	0.50	2.90	0.73	101.04	1.02	37.84	161.68	26.02	161.68	NM	0.32	2.64	NM
UCFC United Community Fin. of OH	10.35	9.06	0.85	8.23	6.96	0.77	7.45	2.15	29.20	0.81	14.36	116.05	12.01	132.54	15.87	0.38	3.57	51.35
UBNK United Fin Grp MHC of MA(46.4)(8)	13.40	13.36	0.40	2.97	1.55	0.42	3.09	0.18	390.16	0.94	NM	191.48	25.65	191.96	NM	0.24	1.55	NM
UWBK United Western Bncp, Inc of CO	5.22	5.22	0.39	7.77	4.56	0.49	9.65	0.64	63.49	0.75	21.91	168.01	8.77	168.01	17.65	0.24	0.94	20.69
VPFG ViewPoint Finl MHC of TX(45.0)	13.49	13.49	0.28	2.34	0.92	0.28	2.34	0.24	177.06	0.65	NM	219.64	29.63	219.64	NM	0.20	1.08	NM
WSFS WSFS Financial Corp. of DE	6.76	6.71	1.03	15.53	7.41	1.07	16.07	0.15	612.48	1.34	13.50	209.50	14.16	211.03	13.05	0.40	0.60	8.13
WVFC WVS Financial Corp. of PA	7.89	7.89	0.89	11.83	9.27	0.89	11.83	NA	NA	1.62	10.79	126.09	9.95	126.09	10.79	0.64	3.83	41.29
WFSL Washington Federal, Inc. of WA	13.11	12.01	1.51	10.93	6.28	1.51	10.93	0.08	344.78	0.36	15.92	168.58	22.10	183.96	15.92	0.82	3.28	52.23
WAUW Wauwatosa Hlds MHC of WI(30.4)	13.96	13.96	0.45	3.09	1.30	0.45	3.09	1.78	24.47	0.52	NM	243.23	33.96	243.23	NM	0.00	0.00	0.00
WAYN Wayne Savings Bancshares of OH	8.63	8.04	0.55	6.21	5.02	0.56	6.38	0.20	182.82	NA	19.93	124.43	10.74	133.62	19.37	0.48	3.49	69.57
WFBC Willow Financial Bcp Inc of PA	13.66	6.49	0.64	4.85	5.49	0.65	4.92	0.64	136.08	1.27	18.20	86.94	11.87	102.89	17.92	0.46	3.95	71.88

EXHIBIT IV-2
Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
	Quarter 3	10080.3	1114.6	1,896.8	1495.1	556.0
	Quarter 4	10783.0	1211.9	2,175.4	1605.6	595.1
2005:	Quarter 1	10503.8	1180.6	1,999.2	1516.6	551.0
	Quarter 2	10275.0	1191.3	2,057.0	1577.1	563.3
	Quarter 3	10568.7	1228.8	2,151.7	1527.2	546.3
	Quarter 4	10717.5	1248.3	2,205.3	1616.4	582.8
2006:	Quarter 1	11109.3	1294.8	2,339.8	1661.1	595.5
	Quarter 2	11150.2	1270.2	2,172.1	1717.9	601.1
	Quarter 3	11679.1	1335.9	2,258.4	1727.1	634.0
	Quarter 4	12463.2	1418.3	2,415.3	1829.3	658.6
2007:	Quarter 1	12354.4	1420.9	2,421.6	1703.6	634.4
	As of May 29, 2007	13521.3	1518.1	2,572.1	1729.4	650.2

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3
Historical Thrift Stock Indices



Index Values

	Index Values				Price Appreciation (%)		
	04/30/07	03/30/07	12/29/06	04/28/06	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,695.9	1,703.6	1,829.3	1,714.0	-0.45	-7.29	-1.05
MHC Index	3,753.6	3,773.6	3,874.7	3,159.7	-0.53	-3.13	18.80
Stock Exchange Indexes							
AMEX Thrifts	694.7	729.4	745.2	627.8	-4.77	-6.78	10.65
NYSE Thrifts	1,052.0	1,042.7	1,143.0	1,085.7	0.89	-7.96	-3.10
OTC Thrifts	2,129.6	2,175.3	2,271.9	2,074.8	-2.10	-6.26	2.64
Geographic Indexes							
Mid-Atlantic Thrifts	3,931.9	4,020.8	4,104.1	3,834.2	-2.21	-4.20	2.55
Midwestern Thrifts	3,352.1	3,400.5	3,623.7	3,459.7	-1.42	-7.50	-3.11
New England Thrifts	2,082.3	2,195.5	2,223.0	1,822.9	-5.16	-6.33	14.23
Southeastern Thrifts	1,380.6	1,417.2	1,670.8	1,530.2	-2.59	-17.37	-9.78
Southwestern Thrifts	1,423.7	1,490.9	1,538.4	1,425.4	-4.50	-7.45	-0.12
Western Thrifts	1,562.3	1,516.2	1,717.1	1,642.2	3.04	-9.02	-4.87
Asset Size Indexes							
Less than $250M	1,173.1	1,219.9	1,241.5	1,386.7	-3.83	-5.51	-15.40
$250M to $500M	3,532.4	3,533.8	3,587.6	3,397.6	-0.04	-1.54	3.97
$500M to $1B	2,085.2	2,100.0	2,135.1	1,884.2	-0.70	-2.34	10.67
$1B to $5B	2,418.5	2,484.1	2,693.3	2,508.1	-2.64	-10.20	-3.57
Over $5B	1,015.7	1,016.4	1,096.0	1,028.7	-0.07	-7.33	-1.27
Pink Indexes							
Pink Thrifts	513.5	509.2	515.9	463.8	0.84	-0.47	10.71
Less than $75M	577.8	575.0	576.9	513.1	0.48	0.15	12.61
Over $75M	532.3	527.9	535.0	481.2	0.85	-0.49	10.63
Comparative Indexes							
Dow Jones Industrials	13,062.9	12,354.4	12,463.2	11,367.1	5.74	4.81	14.92
S&P 500	1,482.4	1,420.9	1,418.3	1,310.6	4.33	4.52	13.11

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Source: SNL Financial

EXHIBIT IV-4
Market Area Acquisition Activity

Exhibit IV-4
Maryland Thrift Acquisitions 2003-Present

						Target Financials at Announcement						Deal Terms and Pricing at Announcement						
Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
09/05/2006	04/01/2007	Community Banks Inc.	PA	BUCS Financial Corp	MD	143,704	8.01	0.30	3.72	NA	NA	22.6	24.000	184.01	184.01	41.38	15.72	NA
07/28/2006	01/19/2007	Bradford Bancorp Inc.	MD	Valley Bancorp, Incorporated	MD	49,893	10.08	0.91	8.92	0.00	NA	9.6	71.000	190.44	190.44	31.61	19.20	17.19
03/30/2006	10/27/2006	Sterling Financial Corp.	PA	Bay Net Financial, Inc.	MD	96,743	7.37	1.10	13.62	0.13	398.39	22.3	NA	337.75	337.75	24.54	23.14	51.42
10/10/2005	04/08/2006	Madison Bohemian SB	MD	Back & Middle River Federal S&L	MD	4,339	14.63	-0.09	-0.63	0.00	NA	NA	NA	NA	NA	NA	NA	NA
04/23/2004	09/30/2004	Suburban FSB	MD	Westview Savings Bank	MD	69,696	16.16	0.14	0.89	0.29	104.48	NA	NA	NA	NA	NA	NA	NA
11/12/2003	04/01/2004	Patapsco Bancorp Inc.	MD	Parkville Federal Savings Bank	MD	48,501	6.84	0.34	4.86	0.00	NA	4.4	62.510	132.05	132.05	22.35	9.03	2.93
				Average:		68,813	10.52	0.45	5.23	0.08	251.44			211.06	211.06	29.97	16.77	23.85
				Median:		59,795	9.05	0.32	4.29	0.00	251.44			187.23	187.23	28.08	17.46	17.19

Source: SNL Financial, LC.

EXHIBIT IV-5
Bradford Bancorp, Inc.
Director and Senior Management Summary Resumes

Bradford Bancorp, Inc.
Director and Senior Management Summary Resumes

The following directors have terms ending in 2008:

G. Scott Barhight is a partner in the law firm of Whiteford, Taylor & Preston. Mr. Barhight specializes in land use, zoning, real estate development and real estate transactions. Mr. Barhight is a former director of Wyman Park Bancorporation, Inc., and its subsidiary, Wyman Park Federal Savings & Loan Association, which were acquired by Bradford Bank in February 2003. Age 49. Director since 2003.

Melvin C. Benhoff, Jr. is the President of Benhoff Builders Inc., a real estate development and investment company. Age 52. Director since 2002.

George K. Mister, Jr., a certified public accountant, has served as the President of Mister, Burton and Palmisano, P.C., an accounting firm since July 2006. Previously, Mr. Mister served as President of Scheiner, Mister & Grandizio, P.A., an accounting firm. Age 52. Director since 2004.

The following directors have terms ending in 2009:

Dallas R. Arthur has served as President of Bradford Bank since March 2001. Mr. Arthur previously served as President and Chief Executive Officer of Carrollton Bank in Baltimore, Maryland. Age 62. Director since 2001.

Gilbert D. Marsiglia, Sr. is the owner and President of Gilbert D. Marsiglia & Co., a residential real estate brokerage company, and Marsiglia & Co., Inc., a commercial real estate brokerage company. Mr. Marsiglia is a former director of Wyman Park Bancorporation, Inc., and its subsidiary, Wyman Park Federal Savings & Loan Association, which were acquired by Bradford Bank in February 2003. Age 68. Director since 2003.

The following directors have terms ending in 2010:

Carl W. Brand, III is the President of Dulaney Motor Co. Inc., an automobile dealership. Age 65. Director since 1988.

Lawrence M. Denton is retired and worked as a consultant for The Weather Channel for 11 years until his retirement in 2004. Age 64. Director since 2001.

John O. Mitchell, III has served as Chairman of the Board of Bradford Bank since 2001. Mr. Mitchell is the President of Mitchell-Wiedefeld Funeral Home, Inc., a funeral home. Age 68. Director since 1983.

Directors to be appointed upon completion of merger with Patapsco Bancorp:

Nicole N. Glaeser has served as a director of Patapsco Bancorp and Patapsco Bank since 1995 and 1993, respectively. Ms. Glaeser is Budget Director for the Baltimore County Police Department, a position she has held since 1988. On a part-time basis, Ms. Glaeser is a practicing attorney and also a certified public accountant. Age 48.

Thomas P. O'Neill has served as Chairman of the Board of Patapsco Bancorp and Patapsco Bank since August 1999 and has been a director of Patapsco Bancorp and Patapsco Bank since 1995. He is a managing director of RSM McGladrey, Inc. Formerly, he was the managing partner of the regional accounting firm of Wolpoff & Company LLP. Mr. O'Neill is a member of the American Institute of Certified Public Accountants and the Maryland Association of Certified Public Accountants. He has served on the boards of many charitable and civic groups. Age 54.

Bradford Bancorp, Inc.
Director and Senior Management Summary Resumes(continued)

Below is information regarding our executive officers after the merger with Patapsco Bancorp who are not also directors. Each executive officer has held his or her current position for at least the last five years, unless otherwise stated. Ages presented are as of March 31, 2007.

David L. Costello, a certified public accountant, has served as Executive Vice President and Chief Financial Officer of Bradford Bank since 2004. From 1999 to 2004, Mr. Costello served as Chief Financial Officer of Maryland Permanent Bank in Owings Mills, Maryland. Previously, Mr. Costello served as Chief Financial Officer of Carrollton Bank in Baltimore, Maryland. Age 55.

Michael J. Dee, a certified management accountant, has served as President, Chief Executive Officer and Chief Financial Officer of Patapsco Bancorp since 2006. From 1999 to 2006, Mr. Dee served Patapsco Bancorp as Senior Vice President, Chief Financial Officer and Controller. Previously, Mr. Dee served in a variety of senior financial positions at several other financial institutions in the greater Baltimore metropolitan area. Age 47.

Source: Bradford Bancorp's prospectus.

EXHIBIT IV-6
Bradford Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

EXHIBIT IV-6

Pro Forma Regulatory Capital Ratios

	Bradford Bank Historical at March 31, 2007		Pro Forma (giving effect to the offering, merger and other acquisitions) at March 31, 2007 (2)(4)									
			Minimum As Adjusted of Offering Range 5,950,000 Shares at $10.00 Per Share (5)		Minimum of Offering Range 5,950,000 Shares at $10.00 Per Share		Midpoint of Offering Range 7,000,000 Shares at $10.00 Per Share		Maximum of Offering Range 8,050,000 Shares at $10.00 Per Share		15% Above Maximum of Offering Range 9,257,500 Shares at $10.00 Per Share	
(Dollars in thousands)	Amount	Percent of Assets (1)	Amount	Percent of Assets(1)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
Capital under generally accepted accounting principles	$42,223	8.26%	$96,851	11.82%	$105,664	12.76%	$114,363	13.66%	$123,063	14.53%	$113,067	15.51%
Tangible Capital:												
Actual	$32,135	6.29%	$55,907	6.83%	$64,720	7.82%	$73,419	8.77%	$82,119	9.69%	$92,123	10.74%
Requirement	7,668	1.50	12,287	1.50	12,419	1.50	12,562	1.50	12,705	1.50	12,870	1.50
Excess	$24,467	4.79%	$43,620	5.33%	$52,301	6.32%	$60,857	7.27%	$69,414	8.19%	$79,253	9.24%
Core Capital:												
Actual	$32,135	6.29%	$55,907	6.83%	$64,720	7.82%	$73,419	8.77%	$82,119	9.69%	$92,123	10.74%
Requirement	15,336	3.00	24,574	3.00	24,838	3.00	25,125	3.00	25,411	3.00	25,740	3.00
Excess	$16,799	3.29%	$31,333	3.83%	$39,882	4.82%	$48,295	5.77%	$56,708	6.69%	$66,383	7.74%
Risk-Based Capital:												
Actual (3)	$34,545	10.21%	$59,600	10.85%	$68,413	12.41%	$77,112	13.94%	$85,812	15.46%	$95,816	17.20%
Requirement	27,077	8.00	43,952	8.00	44,093	8.00	44,245	8.00	44,398	8.00	44,573	8.00
Excess	$7,468	2.21%	$15,648	2.85%	$24,321	4.41%	$32,867	5.94%	$41,414	7.46%	$51,243	9.20%

(1) Shown as a percent of assets under generally accepted accounting principles, adjusted total, or adjusted risk-weighted assets as appropriate.
(2) Reflects the issuance of 2,172,388 shares in the merger with Patapsco Bancorp.
(3) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk-weighting.

EXHIBIT IV-6(continued)
Pro Forma Regulatory Capital Ratios

(4) Reconciliation of capital adjustment for Bradford Bank:

(Dollars in thousands)	Minimum, as Adjusted	Minimum	Midpoint	Maximum	Maximum, as Adjusted
Gross offering proceeds	$59,500	$59,500	$70,000	$80,500	$92,575
Less: offering expenses	(1,844)	(1,956)	(2,077)	(2,197)	(2,336)
Less: merger shares used to complete the offering	(8,925)	–	–	–	–
Less: cash funding of foundation	(250)	(250)	(250)	(250)	(250)
Less: cash to fund the merger	(23,428)	(23,428)	(23,428)	(23,428)	(23,428)
Less: loan to the ESOP	(4,980)	(4,980)	(5,820)	(6,660)	(7,626)
Less: retirement of Bankers Bank loan	(3,000)	(3,000)	(3,000)	(3,000)	(3,000)
Less: cash retained by the holding company	(5,000)	(5,000)	(5,000)	(5,000)	(5,000)
Net cash infused into Bradford Bank	12,073	20,886	30,425	39,965	50,935
Less: ESOP adjustment at Bradford Bank	(4,980)	(4,980)	(5,820)	(6,660)	(7,626)
Net increase in capital resulting from the offering	7,093	15,906	24,605	33,305	43,309
Net increase in capital resulting from the mergers Patapsco Bancorp (a)	47,535	47,535	47,535	47,535	47,535
Increase in GAAP capital	54,628	63,441	72,140	80,840	90,844
Less: increase in disallowed intangible assets (b)	(30,735)	(30,735)	(30,735)	(30,735)	(30,735)
Less: increase in disallowed assets (c)	(121)	(121)	(121)	(121)	(121)
Increase in Tier 1 capital	23,772	32,585	41,284	49,984	59,988
Plus: increase in allowable Tier 2 capital	1,283	1,283	1,283	1,283	1,283
Increase in risk-based capital	$25,055	$33,068	$42,567	$51,267	$61,271

(a) Includes purchase price of $45.2 million, the effect on bank capital of trust preferred securities acquired with Patapsco Bancorp and other accounting entries related to the application of purchase accounting.

(b) Adjustment to intangible assets includes $27.6 million of goodwill and $4.8 million of core deposit intangibles created as a result of the acquisition of Patapsco Bancorp and adjustments to goodwill related to the acquisitions of Golden Prague and Senator Bank.

(c) Investment in "non includable subsidiary" acquired ^as part of the acquisition of Golden Prague^.

(5) If Bradford Bancorp does not receive orders for at least 5,950,000 shares in the offering, then, in Bradford Bancorp's discretion in order to issue the minimum number of shares necessary to complete the conversion and stock offering, up to 892,500 unsubscribed shares may be issued to stockholders of Patapsco Bancorp as merger consideration.

Source: Bradford Bancorp's prospectus.

EXHIBIT IV-7
Bradford Bancorp, Inc.
Pro Forma Analysis Sheet

Exhibit IV-7

PRO FORMA ANALYSIS SHEET

WITH SHARES ISSUED FOR ACQUISITION OF PATAPSCO BANCORP, INC.

Bradford Bancorp, Inc.

Prices as of May 29, 2007

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Maryland Companies Mean	Maryland Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	49.21 x	16.50x	17.45x	14.78x	14.78x	20.18x	17.62x
Price-core earnings ratio (x)		P/Core	47.84 x	16.71x	16.97x	15.93x	15.93x	20.56x	18.37x
Price-book ratio (%)	=	P/B	77.52%	135.15%	129.03%	153.75%	153.75%	144.26%	132.06%
Price-tangible book ratio (%	=	P/TB	116.41%	146.63%	136.46%	154.21%	154.21%	162.57%	154.40%
Price-assets ratio (%)	=	P/A	10.67%	13.53%	12.52%	17.37%	17.37%	17.95%	14.58%

Valuation Parameters

Pre-Conversion Earnings (Y)	$1,105,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$1,160,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$61,871,000	ESOP Amortization (T)	20.00 years
Pre-Conv. Tang. Book Value (T	$21,150,000	RRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$825,605,000	RRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	4.90%	Foundation (F)	3.18%
Est. Conversion Expenses (3)(	2.97%	Tax Benefit (Z)	1,020,000
Tax Rate (TAX)	34.00%	Merger Shares (PATD)	22.99%
		Percentage Sold (PCT)	100.00%
		Option (O1)	10.00% (6)
		Estimated Option Value (O2)	38.70% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	25.00% (6)

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E \cdot (Y)}{1 - P/E \cdot PCT \cdot ((1-X-E-M-F-PATD) \cdot R \cdot (1-TAX) - (1-TAX) \cdot E/T - (1-TAX) \cdot M/N) - (1-(TAX \cdot O4)) \cdot (O1 \cdot O2)/O3)}$ V= $94,473,880

2. $V = \frac{P/Core \cdot (Y)}{1 - P/core \cdot PCT \cdot ((1-X-E-M-F-PATD) \cdot R \cdot (1-TAX) - (1-TAX) \cdot E/T - (1-TAX) \cdot M/N) - (1-(TAX \cdot O4)) \cdot (O1 \cdot O2)/O3)}$ V= $94,473,880

3. $V = \frac{P/B \cdot (B+Z)}{1 - P/B \cdot PCT \cdot (1-X-E-M-F-PATD)}$ V= $94,473,880

4. $V = \frac{P/TB \cdot (TB+Z)}{1 - P/TB \cdot PCT \cdot (1-X-E-M-F-PATD)}$ V= $94,473,880

5. $V = \frac{P/A \cdot (A+Z)}{1 - P/A \cdot PCT \cdot (1-X-E-M-F-PATD)}$ V= $94,473,880

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Total Shares Issued: Merger Shares Issued To Patapsco(7)	Total Shares Issued: Shares Issued To Foundation	Total Shares Issued: Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	9,257,500	10.00	$ 92,575,000	2,172,388	275,000	11,704,888	$ 117,048,880
Maximum	8,050,000	10.00	80,500,000	2,172,388	275,000	10,497,388	104,973,880
Midpoint	7,000,000	10.00	70,000,000	2,172,388	275,000	9,447,388	94,473,880
Minimum	5,950,000	10.00	59,500,000	2,172,388	275,000	8,397,388	83,973,880
Minimum as adjusted	5,057,500	10.00	50,575,000	2,172,388	275,000	7,504,888	75,048,880

(1) Pricing ratios shown reflect the midpoint value.

(2) Net return reflects a reinvestment rate of 4.90%, and a tax rate of 34.0%.

(3) Offering expenses shown at estimated midpoint value as a percent of total offering proceeds.

(4) No cost is applicable since holding company will fund the ESOP loan.

(5) ESOP and RRP amortize over 20 years and 5 years, respectively; amortization expenses tax effected at 34.0%.

(6) 10% option plan with an estimated Black-Scholes valuation of 38.7% of the exercise price, including a 5 year vesting with 25% of the options (granted to directors) tax effected at 34.00%.

(7) Merger shares could increase up to 2,251,373 shares at the time the acquisition is completed, which would increase total shares issued at the super range to 11,783,873.

EXHIBIT IV-8
Bradford Bancorp, Inc.
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Bradford Bancorp, Inc.
At the Minimum As Adjusted

1. Pro Forma Market Capitalization	$75,048,880
Less: Foundation Shares	2,750,000
Less: Merger Shares	21,723,880
2. Offering Proceeds	$50,575,000
Less: Estimated Offering Expenses	1,844,313
Net Conversion Proceeds	$48,730,687

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$48,730,687
Less: Cash Contribution to Foundation	250,000
Less: Non-Cash Stock Purchases (1)	7,470,000
Net Proceeds Reinvested	$41,010,687
Estimated net incremental rate of return	3.23%
Reinvestment Income	$1,326,286
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	164,340
Less: Amortization of Options (4)	440,861
Less: Restricted Stock Plan Vesting (5)	328,680
Net Earnings Impact	$392,405

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2007 (reported)	$1,105,000	$392,405	$1,497,405
12 Months ended March 31, 2007 (core)	$1,160,000	$392,405	$1,552,405

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
March 31, 2007	$61,871,000	$41,010,687	$1,020,000	$103,901,687
March 31, 2007 (Tangible)	$21,150,000	$41,010,687	$1,020,000	$63,180,687

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
March 31, 2007	$825,605,000	$41,010,687	$1,020,000	$867,635,687

(1) Includes ESOP and RRP stock purchases equal to 8.0% and 4.0% of the offering at the minmum of the range and Foundation, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 34.0% rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 34.0%.
(6) Reflects tax benefit of contribution to Foundation.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Bradford Bancorp, Inc.
At the Minimum

1. Pro Forma Market Capitalization	$83,973,880
Less: Foundation Shares	2,750,000
Less: Merger Shares	21,723,880
2. Offering Proceeds	$59,500,000
Less: Estimated Offering Expenses	1,955,875
Net Conversion Proceeds	$57,544,125

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$57,544,125
Less: Cash Contribution to Foundation	250,000
Less: Non-Cash Stock Purchases (1)	7,470,000
Net Proceeds Reinvested	$49,824,125
Estimated net incremental rate of return	3.23%
Reinvestment Income	$1,611,312
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	164,340
Less: Amortization of Options (4)	440,861
Less: Restricted Stock Plan Vesting (5)	328,680
Net Earnings Impact	$677,431

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2007 (reported)	$1,105,000	$677,431	$1,782,431
12 Months ended March 31, 2007 (core)	$1,160,000	$677,431	$1,837,431

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
March 31, 2007	$61,871,000	$49,824,125	$1,020,000	$112,715,125
March 31, 2007 (Tangible)	$21,150,000	$49,824,125	$1,020,000	$71,994,125

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
March 31, 2007	$825,605,000	$49,824,125	$1,020,000	$876,449,125

(1) Includes ESOP and RRP stock purchases equal to 8.0% and 4.0% of the offering and Foundation, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 34.0% rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 34.0%.
(6) Reflects tax benefit of contribution to Foundation.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Bradford Bancorp, Inc.
At the Midpoint

1. Pro Forma Market Capitalization	$94,473,880
Less: Foundation Shares	2,750,000
Less: Merger Shares	21,723,880
2. Offering Proceeds	$70,000,000
Less: Estimated Offering Expenses	2,076,625
Net Conversion Proceeds	$67,923,375

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$67,923,375
Less: Cash Contribution to Foundation	250,000
Less: Non-Cash Stock Purchases (1)	8,730,000
Net Proceeds Reinvested	$58,943,375
Estimated net incremental rate of return	3.23%
Reinvestment Income	$1,906,229
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	192,060
Less: Amortization of Options (4)	515,223
Less: Restricted Stock Plan Vesting (5)	384,120
Net Earnings Impact	$814,826

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2007 (reported)	$1,105,000	$814,826	$1,919,826
12 Months ended March 31, 2007 (core)	$1,160,000	$814,826	$1,974,826

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
March 31, 2007	$61,871,000	$58,943,375	$1,020,000	$121,834,375
March 31, 2007 (Tangible)	$21,150,000	$58,943,375	$1,020,000	$81,113,375

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
March 31, 2007	$825,605,000	$58,943,375	$1,020,000	$885,568,375

(1) Includes ESOP and RRP stock purchases equal to 8.0% and 4.0% of the offering and Foundation, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 34.0% rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 34.0%.
(6) Reflects tax benefit of contribution to Foundation.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Bradford Bancorp, Inc.
At the Maximum

1. Pro Forma Market Capitalization	$104,973,880
Less: Foundation Shares	2,750,000
Less: Merger Shares	21,723,880
2. Offering Proceeds	$80,500,000
Less: Estimated Offering Expenses	2,197,375
Net Conversion Proceeds	$78,302,625

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$78,302,625
Less: Cash Contribution to Foundation	250,000
Less: Non-Cash Stock Purchases (1)	9,990,000
Net Proceeds Reinvested	$68,062,625
Estimated net incremental rate of return	3.23%
Reinvestment Income	$2,201,145
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	219,780
Less: Amortization of Options (4)	589,585
Less: Restricted Stock Plan Vesting (5)	439,560
Net Earnings Impact	$952,220

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2007 (reported)	$1,105,000	$952,220	$2,057,220
12 Months ended March 31, 2007 (core)	$1,160,000	$952,220	$2,112,220

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
March 31, 2007	$61,871,000	$68,062,625	$1,020,000	$130,953,625
March 31, 2007 (Tangible)	$21,150,000	$68,062,625	$1,020,000	$90,232,625

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
March 31, 2007	$825,605,000	$68,062,625	$1,020,000	$894,687,625

(1) Includes ESOP and RRP stock purchases equal to 8.0% and 4.0% of the offering and Foundation, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 34.0% rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 34.0%.
(6) Reflects tax benefit of contribution to Foundation.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Bradford Bancorp, Inc.
At the Supermaximum Value

1. Pro Forma Market Capitalization	$117,048,880
Less: Foundation Shares	2,750,000
Less: Merger Shares	21,723,880
2. Offering Proceeds	$92,575,000
Less: Estimated Offering Expenses	2,336,238
Net Conversion Proceeds	$90,238,762

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$90,238,762
Less: Cash Contribution to Foundation	250,000
Less: Non-Cash Stock Purchases (1)	11,439,000
Net Proceeds Reinvested	$78,549,762
Estimated net incremental rate of return	3.23%
Reinvestment Income	$2,540,299
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	251,658
Less: Amortization of Options (4)	675,101
Less: Restricted Stock Plan Vesting (5)	503,316
Net Earnings Impact	$1,110,224

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2007 (reported)	$1,105,000	$1,110,224	$2,215,224
12 Months ended March 31, 2007 (core)	$1,160,000	$1,110,224	$2,270,224

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
March 31, 2007	$61,871,000	$78,549,762	$1,020,000	$141,440,762
March 31, 2007 (Tangible)	$21,150,000	$78,549,762	$1,020,000	$100,719,762

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (6) Of Contribution	After Conversion
March 31, 2007	$825,605,000	$78,549,762	$1,020,000	$905,174,762

(1) Includes ESOP and RRP stock purchases equal to 8.0% and 4.0% of the offering and Foundation, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 Years, amortization expense is tax-effected at a 34.0% rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 34.0%.
(6) Reflects tax benefit of contribution to Foundation.

EXHIBIT IV-9
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2007

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ABNJ	American Bancorp of NJ	1,262	-8	3	0	1,257	12,753	0.10
ESBK	Elmira Svgs Bank, FSB of NY	1,686	830	-282	0	2,234	1,319	1.69
FSBI	Fidelity Bancorp, Inc. of PA	4,115	-496	169	-407	3,381	2,990	1.13
FKFS	First Keystone Fin., Inc of PA	826	305	-104	0	1,027	2,428	0.42
HARL	Harleysville Svgs Fin Cp of PA	3,620	-178	61	0	3,503	3,870	0.91
PBCI	Pamrapo Bancorp, Inc. of NJ	5,956	-430	146	0	5,672	4,976	1.14
SVBI	Severn Bancorp, Inc. of MD	15,256	-329	112	0	15,039	10,066	1.49
THRD	TF Fin. Corp. of Newtown PA	5,657	-232	79	0	5,504	2,928	1.88
WSB	Washington SB, FSB of Bowie MD(1)	3,633	-607	206	0	3,232	7,588	0.43
WFBC	Willow Financial Bcp Inc of PA	10,040	270	-92	0	10,218	15,626	0.65

(1) Financial information is for the quarter ending December 31, 2006.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP Financial, LC.
Firm Qualifications Statement

.., LC.

... Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, valuation, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial service companies.

STRATEGIC & CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings improvement, operational matters and organizational issues. Strategy development typically focuses on: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation models provide the basis for evaluating the financial impact of alternative strategies and assessing their feasibility/compatibility with regulations and/or other guidelines.

MERGER & ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on enhancing shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES & DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and related applications. RP® Financial's consulting services are aided by in-house data bases and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience) & Contact Information

Ronald S. Riggins, Managing Director (27)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (22)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Senior Vice President (24)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Senior Vice President (21)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Senior Vice President (19)	(703) 647-6549	joren@rpfinancial.com

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com


END

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com